SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 1, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Convenience Translation into English from the Original  Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as of and for the years ended December 31, 2014 and 2013

2014 Financial Statements Table of Contents
Independent Auditors’ Report		F-3
Management Report		F-5
Statement of Financial Position		F-64
Statement of Income		F-66
Statement of Comprehensive Income		F-67
Statement of Changes in Equity		F-68
Statements of Cash Flows		F-69
Statements of Value Added		F-71
Notes to the Financial Statements		F-72
1.	Operational context
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk Management
6.	Main accounting estimates and judgments
7.	Cash and cash equivalents
8.	Restricted cash
9.	Trade accounts receivable
10.	Balances and transactions with related parties
11.	Water National Agency – ANA
12.	Investments
13.	Investment properties
14.	Intangible assets
15.	Property, plant and equipment
16.	Loans and financing
17.	Taxes and contribution
18.	Deferred taxes and contributions
19.	Provisions
20.	Employees benefits
21.	Services payable
22.	Equity
23.	Earnings per share
24.	Segment reporting
25.	Operating revenue
26.	Operating costs and expenses
27.	Financial income and expenses
28.	Other operating income (expense), net
29.	Commitments
30.	Additional information on cash flows
31	Events after the reporting period
Executive Officers’ Statement		F-178
Fiscal Council’s Report		F-180
Audit Committee’s Summarized Annual Report		F-181
Capital Budget		F-185

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo - SP

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), which comprise the balance sheet as of December 31, 2014, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2014, and its financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Statements of value added

We have also audited the statements of value added (DVA) for the year ended December 31, 2014, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies and as supplemental information for IFRS, which does not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 26, 2015

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

2014 Management Report

MESSAGE FROM THE CEO

In Sabesp’s 41 years of history, 2014 was certainly one of the most challenging years. During the last twelve months, we have worked tirelessly to deal with the most severe drought in the Southeast region in more than eight decades, an event whose likelihood of occurrence was 0.6%.

The strategic initiatives in the operations combined with the population’s excellent response to the awareness and the financial incentive campaigns for rational use of water were essential to prevent the  jeopardising of the public supply system. The rapid reaction in cities in the state’s interior and, especially, in the São Paulo metropolitan region, the most severely affected area, has demonstrated the our strength of the infrastructure and the high technical capacity of our professionals.

Only a company with these attributes is able to replace the source of water supply for a vast and densely populated regions with other production systems, as Sabesp has been doing in Greater São Paulo to support the Cantareira system, which was the most severely affected by the drought. Only a company of this size can execute works like the one to extract water from Cantareira’s technical reserve. Delivered in a short time period, it has become a case study due to the ingenuity and expertise used to extract water below the gravity extraction floodgates.

Equally efficient was the strengthening of practices against water losses, including intensive scans, faster repairs and replacement of pipes and branches, in addition to the intensification of pressure management in distribution networks, mitigating leaks. The intensive media campaigns, the mobilization of employees, the adoption of bonuses and, more recently, the contingency tariff complete the set of initiatives that have produced very positive results.

For the first time since it began operating, the Cantareira system is not the greatest contributor to the large metropolis. Its production averaged 14.03 m³/s in February 2015 – 56% less than the 33 m³/s recorded before the crisis and less than the production volume of the Gurapiranga system, which has become the largest water producer. Our water sources currently produce 70% of what they produced under normal conditions, until the end of 2013.

This 30% reduction pace has to be maintained in 2015. Therefore, we are carrying out works to increase water supply safety, production capacity and the production systems integration in the metropolitan region, especially the interconnection of Billings reservoir with the Alto Tietê system, the enhancement of Billings with Guarapiranga reservoirs and the expansion of the ABV water treatment station. It is also essential that the population continues saving water. With these initiatives, even if rainfall levels are unfavorable, we will possibly not need to adopt more drastic and distressing measures, such as the rotation.

The efforts to fight the water shortage required the reallocation of investments and the creation of budget cuts to ensure the execution of the bonus program and the planned works. Nevertheless, in 2014, the Company invested R$3.2 billion and plans to invest more than R$13.5 billion by 2019. These factors did not prevent Sabesp from moving forward to the goal of providing universal access to sewage collection and treatment services in its area of operations. Established jointly with the state government and the served municipalities, this guideline presented positive numbers in the execution of the third stage of the Tietê project, in the São Paulo metropolitan region, and the Onda Limpa (Clean Wave) program in the Santos coast region.

2014 Management Report

In 2014, we delivered 20 sewage treatment stations (STSs) executed 244,300 new connections, totaling 22.4 million people served. Regarding water supply, although this service is universal, intensive work was required to keep up with the growth of the population and the business. As a result, 231,500 new connections were made. We currently serve 25.3 million people directly, more than the population of many countries.

It is also worth noting the efforts to obtain management efficiency gains and to improve the quality of the services provided in the served municipalities. These initiatives include the policy for employee’s valuing and trainning, the development of leaders and the modernization and technological improvement of internal processes.  This transparent and ethical attitude is further reinforced by a compliance program based on practices referenced to the main global requirements, such as the Foreign Corrupt Practices Act (FCPA), and in anticipation of the Anti-corruption Law 12,846/2013, in effect since January 2014. In addition, in 2014, we carried out an extensive assessment of anti-fraud mechanisms, resulting in the improvement of the 93 existing processes and the implementation of another 77 corporate protection initiatives.

The long-term strategic plan, the operating capacity and the dedication of our professionals were essential so that the population could be spared the distress caused by general supply shortage in 2014. We will maintain these efforts in 2015 and in the upcoming years, leaving an important legacy for future adversities, comprising both the structural aspect, which is even more robust and secure, and the population’s increased awareness of water issues.

JERSON KELMAN

Sabesp’s Chief Executive Officer

2014 Management Report

AMONG THE WORLD’S LARGEST IN SERVED POPULATION

Founded in 1973 from the merger of different sanitation companies and under the guidelines of the National Sanitation Plan (Planasa), Companhia de Saneamento Básico do Estado de São Paulo has as its vision to provide universal access to sanitation services in the area it operates. Also, in accordance with sustainable development principles and aligned with the environmental, social and economic policies of São Paulo State Government, its controlling shareholder, Sabesp has as its mission "to provide public sanitation services, contributing to improving quality of life and the environment".

As a publicly held mixed capital company headquartered in the municipality of São Paulo, the capital of São Paulo state, Brazil, the Company is governed by public and private Law standards and principles.

Sabesp is currently the largest sanitation company of the Americas and the fifth largest of the world in terms of population served, in accordance with the 14th edition (2012-2013) of the Pinsent Masons Water Yearbook. We operate water and sewage services in São Paulo state, including in the city of São Paulo.

In 2014, we posted net revenue of approximately R$11.2 billion and net income of R$903.0 million. Our assets totaled R$30.4 billion and our market cap was R$11.6 billion on December 31, 2014. We supply water to 28.4 million people (25.3 million directly and 3.1 million served on a wholesale basis) and collect the sewage generated by 22.4 million people. Sabesp’s services cover approximately 67% of the urban population of the state of São Paulo.

Our structure is divided into five management divisions, in addition to the CEO, two of which are operational, divided into 17 business units throughout the state. We operate 235 water treatment plants and 524 sewage treatment stations, including 9 ocean outfalls. Our water and sewage distribution networks are 70,800 kilometers and 48,000 kilometers long, respectively. The Company currently has 14,753 employees, whose total productivity was 1,008 connections per employee.

The Company operates in 364 municipalities of the state of São Paulo, in addition to partially serving the municipality of Mogi das Cruzes. Between January 1st, 2007, when the new Regulatory Framework (Law 11,445/07) was issued, and December 31, 2014, we entered into agreements to provide services for an additional 30 years with 274 municipalities (including the city of São Paulo), eight of which executed in 2014.

On December 31, 2014, these 274 municipalities accounted for approximately 73.4% of the Company´s total revenue and 65.7% of intangible assets. Also, the Company continues to operate in the 54 municipalities for which the agreements have expired and it is negotiating renewal.

2014 Management Report

By 2030, another 38 municipalities will have their agreements expired. Together, they account for 8.7% of the Company´s total revenue and around 8.0% of intangible assets. For these cases, Sabesp will spare no effort to formalize new agreements for another 30 years.

In addition, through December 31, 2014, the Company supplied water  on awholesale basis to five other municipalities located in the metropolitan region of São Paulo (RMSP), four of which also used sewage treatment services.

In another three municipalities of the state of São Paulo, Sabesp holds interest in Águas de Castilho S.A., Águas de Andradina S.A. and Saneaqua Mairinque S.A., which provide water and sewage services and, in the municipality of Mogi Mirim (SP), it holds interest in SESAMM – Serviços de Saneamento de Mogi Mirim S.A., which is engaged in the modernization, implementation and management of the sewage treatment system. It is worth mentioning that there were no capital contributions to these investees in 2014.

In the reuse water segment, Sabesp and Odebrecht Ambiental hold interests in Aquapolo Ambiental to produce, provide and sell the product to the Capuava Petrochemical Complex and, in the non-domestic sewage segment, the Company created, together with Estre Ambiental, Attend Ambiental, which began operating a non-domestic sewage pre-treatment station and sludge disposal system in the São Paulo metropolitan region in the second half of 2014, amongst other activities.

The Company also provides advisory services on the rational use of water, planning and commercial management, financial and operating issues. We currently operate in Panama, Honduras and Nicaragua, in partnership with Latin Consult in the first two countries.

The Company is qualified to provide urban rainwater drainage and urban cleaning services, handle solid waste, sell power, perform other services, provide products and obtain benefits and rights that directly or indirectly result from its assets, operations and activities, in Brazil or abroad.

The control, oversight and regulation, including tariff regulation, of our operations are mostly carried out by the São Paulo State Energy and Sanitation Regulatory Agency - Arsesp.

The Company’s shares – all common voting shares – are traded on the São Paulo Securities, Commodities and Futures Exchange (BM&FBovespa) under the code SBSP3 and on the New York Stock Exchange (NYSE), as American Depositary Receipts (Level III ADR), under the code SBS. On December 31, 2014, we had 5,010 shareholders registered on the BM&FBovespa and our capital stock was composed as follows:

2014 Management Report

We are still part of the main BM&FBovespa indices, including the Corporate Sustainability Index.

Corporate Governance

The Company’s highest governing body is the Shareholders’ Meeting. It is incumbent upon the Shareholders’ Meeting, among others, to elect or remove members of the Board of Directors and the Fiscal Council, establish management’s compensation and approve dividends.

The Company’s Board of Directors is currently composed of ten members for a unified two-year term of office, four of whom independent, reelection being permitted in accordance with the BM&FBovespa’s Novo Mercado rules. One of the members was elected by minority shareholders. No executive officer is a member of the Board of Directors, except for the CEO, and the CEO cannot be the Chairman of the Board of Directors.

2014 and the first months of 2015 were marked by major changes in our Management. In March 2014, João Paulo Tavares Papa resigned from the position of Technology, Enterprises and Environment Officer and was replaced by Edson José Pinzan in August. In January 2015, Jerson Kelman replaced Dilma Seli Pena as the Company’s Chief Executive Officer.

Also in March 2014, Edson de Oliveira Giriboni resigned from the position of Chairman of the Board of Directors.

At the Annual Shareholders’ Meeting held in April 2014, the controlling shareholder renewed part of the Company’s Fiscal Council, electing Rui Brasil Assis as a sitting member and Enio Marrano Lopes and Marcio Rea as alternate members. On the same date, Joaldir Reynaldo Machado left the Fiscal Council.

On the same occasion, the minority shareholders introduced changes to the Board of Directors, by electing Luís Eduardo Assis to replace Alexander Bialer, and, to the Fiscal Council, by electing Alexandre Luis Oliveira de Toledo and Antonio Claudio Zeituni as sitting and alternate members, respectively, to replace Massao Fábio Oya and Jorge Michel Lepeltier.

2014 Management Report

In January 2015, after the state elections, Benedito Pinto Ferreira Braga Junior, the new State Secretary of Sanitation and Water Resources, was elected Chairman of the Board of Directors. Subsequently, in February 2015, Board member Mauro Guilherme Jardim Arce resigned and was replaced by Jerson Kelman.

For further information on the Company’s corporate governance structure and its operations, see the “Corporate Governance” section in the Investors Relation area of the Company’s website: www.sabesp.com.br/investidores.

In 2014, the compensation of executive officers and members of the Board of Directors, including benefits, amounted to approximately R$3.4 million. This amount is added by approximately R$504,000 relating to the executive officers’ variable compensation; the variable compensation is not applicable to members of the Board of Directors and the Fiscal Council, pursuant to State Decree 58,265/12 ratified  by the Shareholders’ Meeting held in April 2013.

As required by Brazilian Corporate Law, the overall compensation paid to executive officers and members of the Board of Directors and the Fiscal Council is established by the Shareholders´ Meeting. At Sabesp, the policy relating to the compensation of Board members and executive officers is established in accordance with the guidelines of São Paulo state government, mainly based on performance, always subject to approval by the Shareholders’ Meeting.

2014 Management Report

INDICATORS

Indicators	Unit	2014	2013	2012	2011	2010
Services
Water coverage ratio		Close to universal access(1)
Sewage collection coverage ratio	%	85	84	83	82	81
Collected sewage treatment coverage ratio(2)%		77	78	77	76	75
Resident population served by water supply	thousand inhabitants	25,264	24,560	24,249	23,911	23,625
Resident population served by sewage collection	thousand inhabitants	22,353	21,483	20,992	20,498	20,024
Positive customer satisfaction perception(3)%		80	89	89	92	89
Operational
Water connections	thousand	8,210	7,888	7,679	7,481	7,295
Sewage connections	thousand	6,660	6,340	6,128	5,921	5,718
Water network (4)	km	70,800	69,619	67,647	66,389	65,379
Sewage network (4)	km	47,992	47,103	45,778	45,073	44,279
Water Billed Loss Index (5)%		21.3(11)	24.4	25.7	25.6	26.0
Water Metered Loss Index (5)%		29.8(11)	31.2	32.1	32.0	32.3
Water Loss per Connection (5)	liters per connection per day	319(11)	372	392	395	403
Water produced volume	million m3	2,840	3,053	3,059	2,992	2,952
Number of employees (6)	un	14,753	15,015	15,019	14,896	15,330
Operational productivity	Connections/ employee	1,008	948	919	900	849
Financial
Gross revenue	R$ million	11,823.4	11,984.8	11,391.2	10,529.7	9,785.9
Net revenue	R$ million	11,213.2	11,315.6	10,737.6	9,927.4	9,230.4
Adjusted EBITDA (7)	R$ million	2,918.7	4,006.6	3,605.0	3,371.0	3,222.5
Adjusted EBITDA margin	% of net revenue	26.0	35.4	33.6	34.0	34.9
Adjusted EBITDA margin less construction revenue and cost	% of net revenue	34.4	44.6	43.0	43.2	44.7
Operating result (8)	R$ million	1,910.7	3,138.8	2,843.3	2,512.0	2,672.1
Operating margin (8)	% of net revenue	17.0	27.7	26.5	25.3	28.9
Result (net income/loss)	R$ million	903.0	1,923.6	1,911.9	1,380.9	1,630.4
Net margin	% of net revenue	8.1	17.0	17.8	13.9	17.7
Net debt/adjusted EBITDA	multiple	3.1	1.9	1.9	1.9	1.9
Net debt/equity (9)%	68.1	59.3		61.8	59.6	64.3
Investment (10)	R$ million	3,210.6	2,716.0	2,535.6	2,440.2	2,194.4

(1)      99% and above.

(2)               For methodological reasons, there may be a margin variation of 2 percentage points up and down

(3)                    Survey conducted by VR Consultoria Ltda. in 2014 (5,850 interviews in the entire operating basis, with a 1.3% margin of error and a confidence interval of 95%).

(4)      Includes water mains, trunk collectors, interceptors and outfalls.

(5)                    The water loss ratio represents lost volume over produced volume. In the calculation of the water billed  loss index, the volume of loss is the result of produced volume less billed volume, less other use volume. In the calculation of water metered loss index, the volume of loss is the result of produced volume less metered volume less other use volume. The water loss per connection figure is calculated by dividing the volume of loss (produced volume less metered volume less other use volume) by the number of active connections. Other use volume corresponds to water used to operate the systems, such as filter washing and network disinfection, emergency use water, used by firefighters, and water supplied to shantytowns (calculated by estimation).

(6)                    Number of own employees. Does not include employees assigned to other entities.

(7)                    Adjusted EBITDA corresponds to earnings before: (i) depreciation and amortization; (ii) income tax and social contribution (federal income taxes); (iii) the financial result; and (iv) other operating expenses, net.

(8)      Excludes finance income and expenses.

(9)                    Net debt includes deduction of cash and cash equivalents, interest rates and borrowing charges of domestic and foreign credit facilities.

(10)    Excludes financial commitments assumed in the program contracts (R$63 million, R$139 million, R$155 million, R$65 million and R$116 million in 2010, 2011, 2012, 2013 and 2014, respectively).

(11)                  Result influenced by the management of pressure, whose effect should be annulled when the operation is normalized.

2014 Management Report

SUPPLY CHALLENGES IN AN ADVERSE CLIMATE SCENARIO

In addition to operating in all the regions of the vast state of São Paulo, the Company operates in the metropolitan region of São Paulo (RMSP), an area where water availability per inhabitant is extremely critical.  With 22 million inhabitants – half of the São Paulo state population and one of the world’s largest urban agglomerations – the RMSP is located in the headwaters of the Alto Tietê basin, a combination that leads to a per capita water supply comparable to that of semi-arid regions.

Between the end of 2013 and the beginning of 2014, this already historically challenging supply scenario reached alarming proportions with the most severe drought since water inflow began to be measured in the main water sources that supply the RMSP.

Accompanied by record high temperatures, the drought also affected regions in the interior of São Paulo state and nearby states, such as Rio de Janeiro, Minas Gerais and Espirito Santo, and directly influenced the sharp decline in the water sources that compose the RMSP’s water metropolitan system, especially the Cantareira and Alto Tietê systems.

The RMSP’s production systems were conceived considering the water availability referenced to the average inflows of the historical series of the last 84 years and the 1953/1954 two-year period was until then considered the most critical period in the São Paulo metropolitan region. However, the situation experienced between the end of 2013 and the beginning of 2015 has substantially reduced water availability in virtually all the RMSP’s water sources.

The Cantareira system, which is located in the north side of the RMSP and has a total storage capacity of approximately 1.5 trillion liters of water, was the first to show the effects of the drought, in early 2014. It holds 982 billion liters above the gravity extraction level  and the remainder below this level (technical reserve).

Under normal conditions, it supplies approximately 9 million inhabitants with an average intake of 33 m³/s. The extraction conditions are defined by the National Water Agency (ANA) and the Water and Electricity Department (DAEE), in compliance with the grant dated 2004. For further information on initiatives to fight the water shortage, see the “Confronting the Water Crisis” chapter in this Report.

Impacts and consequences of the water crisis

The measures to mitigate the drought resulted in a significant decrease in water billed volume and revenue from services, with a material adverse effect on the Company, which may worsen if the drought escalates in severity.

From time to time, Sabesp faces a reduction in water availability in the water sources due to droughts. The Southeast of Brazil, particularly southern Minas Gerais State, the Piracicaba river basin (from which we extract the water used in the Cantareira system) and the north side of the RMSP have experienced below-average rainfall since 2012 and the drought got worse from the end of 2013 to September 2014.

2014 Management Report

During the rainy season, which began in October 2014, rainfall was significantly below average from October 2014 to January 2015 and returned to a satisfactory level in February, when it was above average for the month. The result was a negative effect on reservoir levels, already down due to the severe drought in the 2013-2014 summer. The depletion of water is worse in the Cantareira system, the largest one in the RMSP. As a result of the drought and the low volume in this system, DAEE and ANA, since March 2014, have gradually reduced the amount of water that Sabesp is permited to extract from this system. In February 2015, Sabesp was authorized to extract 13.5 m³/s. In March 2014, the Company was allowed to extract up to 33 m³/s, 31 m³/s of which from the PCJ water basin (Piracicaba, Capivari and Jundiaí Rivers) and 2 m³/s from the Alto Tietê water basin. In order to maintain supply and continue meeting consumer demand even with lower water availability, the Company has been adopting a series of measures, including (i) water transfers between the production systems; (ii) the adoption of a water consumption reduction incentive program based on a bonus system; (iii) the reduction in the volume of water supplied to two municipalities served on a wholesale basis from the Cantareira system; (iv) pressure reduction in the water network, which helps reduce the water losses; and (v) the extraction of water from the technical reserve, i.e. water located below the minimum level for extraction by gravity. It is worth noting that extraction from the technical reserve requires pumping.

The extent of the drought and the adopted measures have gradually reduced billed water volume and, therefore, revenue. In 2014, billed water volume fell by 3.1% and gross operating revenue declined by 6.7% from 2013.

If the drought continues and reservoir levels remain low, Sabesp will not be able to ensure that the bonus program and other mitigation measures taken in 2014 and early 2015 will be discontinued nor that it will be able to serve all the population in its area of operations. It is worth noting that the users’ increased awareness of the need to save water and the implementation of the bonus program have reduced per capita water consumption. Sabesp cannot ensure that at end of the bonus program the said consumption will return to levels that existed prior to the current water crisis . Lower per capita consumption may adversely affect our business and result of operations in the future.

In addition, the Company had to make a series of investments to continue providing water to the population, which resulted in higher costs and a revision of the capital expenditure. If the drought persists, the Company may be obliged to take more drastic measures, including the implementation of water rotation.

2014 Management Report

Concession of the Cantareira system

The water extraction from the Cantareira system is granted to Sabesp by the ANA and the DAEE; the usage rights grant was renewed in 2004 for ten years and woulkd have expired in August 2014. However, due to the severe water shortage in the Cantareira system, the usage rights grant was extended until the end of October 2015.

The Company will try to renew the usage rights granted by  ANA and DAEE on the same basis as from 2004 to 2014, which allowed the extraction of 31 m³/s from the PCJ water basin. However, the severe drought in 2014, the driest year in the 84 years of record, has brought a new reference for minimum baseline of rainfall and water inflow, which can make the discussion even more complex. It is not possible to ensure that the usage rights grant will be renewed on the same basis, especially because it is not clear how these new minimum baselines and the consequent depletion of water source will factor in the negotiation.

The technical parameters of these historical records, which were used the analyze the removals of water from reservoirs and, consequently, the concession, may be discussed in light of this new reality and, on the other hand, it is not possible to predict if the crisis will persist, worsen or be resolved in the immediate future.

Risk Management

Sabesp’s risk management activities are carried out in accordance with international standards and Brazilian technical standards, specifically COSO – 2013 Committee of Sponsoring Organizations of the Treadway Commission and ABN NBR ISO 31.000 – Risk Management – Principles and Guidelines. All the work is also aligned with the Best Corporate Governance Practice Code of the Brazilian Institute of Corporate Governance (IBGC) and the Company’s strategic planning, processes and organizational culture.

In addition to the risk related to the water crisis, the Company is subject to other risk factors, described in item 4.1 of the Reference Form1, and mitigating actions are established based on action plans, with ongoing monitoring.

Legal Proceedings

In the normal course of its activities, Sabesp is party to civil, environmental, labor and tax legal proceedings, among others. Several individual disputes account for a significant portion of the total amount of these claims. Our financial statements include proceedings classified as possible and probable losses and only those classified as a probable loss are provisioned for. The relevant proceedings are described in Note 19 to the Company’s financial statements attached hereto.

1 The Reference Form is available on the Portuguese version of Company’s investor relations website at www.sabesp.com.br/investidores in the Informações Financeiras e Operacionais – Formulário de Referência e IAN

2014 Management Report

Technological management: SIIS

The Company is committed to improving the efficiency of its internal processes by implementing Sabesp’s Integrated Information System (SIIS). The system is enabled by the Enterprise Resource Planning - ERP technology, composed of SAP software and a commercial customer relations software by the company engineering.

The initial estimate was that the SIIS would be in operation as of mid-2014, with the implementation of the SAP modules. However, during the tests, it became clear that a number of fundamental functionalities had to be redone and exhaustively tested before being implemented. As a result, the activities were re-planned, taking into account the number of professionals allocated to the project.

The team with approximately 150 Sabesp professionals and another 150 professionals from the contracted consortium is still working to enable the implementation of the SAP modules in 2015 and the new commercial system in mid-2016.

The technology increases confidence and assertiveness in decision making in the financial and commercial areas and in regard to corporate governance. This will be possible through the provision of integrated and consolidated information on real time. Another competitive advantage is the change in the organizational culture, to be incorporated by the employees, due to the need for change in the current processes in order to adopt best market practices.

STRATEGY AND VISION FOR THE FUTURE

Service universalization in the area of operations remains as a goal to be pursued, propelled by the execution of structuring programs and a large amount of investment2. Financial health, operational efficiency and employees’ valuing are some of the pillars that support our strategy.

The plan resulting from this strategy was conceived to ensure continued supply in the regions served by the Company.

Between 1995 and 2014, Sabesp invested R$10.9 billion in the RMSP in order to increase water availability, the capacity to produce and distribute treated water, and the integration between the production systems and the distribution network. In this period, our production increased from 57 m³/s to more than 73 m³/s.

2 According to 2013 data from the National Sanitation Information System of the National Department of Environmental Sanitation of the Ministry of Cities , Sabesp is responsible for around 30% of the sanitation investments in Brazil.

2014 Management Report

The planning and implementation of our production systems in the São Paulo metropolitan region were conceived considering the water availability referenced to the average inflows of the historical series of the last 84 years, and the 1953/1954 two-year period was until then considered the most critical period in the São Paulo metropolitan region. However, the situation experienced between the end of 2013 and the beginning of 2015 significantly reduced water availability in virtually all the water sources in the RMSP to well below the minimum baselines that has driven the production systems design.

In order to deal with this situation, Sabesp has adopted a series of actions that reduced dependence on the Cantareira system (the largest system in the RMSP and the water source most affected by the crisis) and consequently increased the use of water available in other production systems located in RMSP. These measures reduced the average outflow of the Cantareira system by half. In order to learn more about the initiatives, see the chapter “Confronting the Water Crisis”.

In order to ensure continuous supply, the Company will implement medium- and short-term initiatives to increase water availability by 30% until the end of the decade.

Public-private partnerships (PPPs) and the installation of new plants through the leasing of assets are partnership modalities that have already been adopted and may be expanded to accelerate the execution of works, strengthen our investment capacity, expedite the response in the implementation of infrastructure, especially in light of this crisis, and enable the exchange of technology and knowledge between those involved.

Analysis of Goals

Important challenges were brought before our Company in 2014. Nevertheless, we maintained the trajectory of service expansion with 231,500 new water connections and 244,300 new sewage connections.

At the end of 2014, the collected sewage treatment ratio was 77%, in line with 2012 and slightly less than in 2013. This below-expected performance was the result of water shortage, leading to lower water consumption and, consequently, lower amount of sewage to be collected and treated, especially in the areas served with sewage treatment.

In 2014, the water billed loss index fell to 21.3%, reflecting our efforts under the Corporate Program for Reduction of Water Loss, which comprises actions for network maintenance (repair of network leakages, inspection of irregular and idle connections), asset renewal (replacement of networks, branches and water meters) and intensification of the management of pressure in the network to mitigate the effects of the water crisis.

2014 Management Report

Goals Achieved in 2014 and Goals for 2014-2020

	Actual	Goal
	2014	2014	2015	2016	2017	2018	2020
Water supply (1)	Close to universal access

Sewage collection (%)	85	85	86	88	89	90	95

Collected sewage treatment (%)	77	78	81	86	88	90	95

New water connections (thousand)	231	180	177	172	164	164	316(2)

New sewage connections (3) (thousand)	244	235	242	242	242	237	474(2)

Water losses – revenue (%)	21.3(4)	24.0	22.6	21.7	20.7	19.8	18.1

(1)  99% or more

(2) Accumulated target for 2019/2020

(3) Total sewage connections, including those in the scope of the Se Liga na Rede (Connect to the Network) program

(4) Result influenced by the management of pressure, whose effect should be annulled when the operation is normalized

As in previous year, the Company's profit sharing plan was based on some operational, economic-financial and customer satisfaction goals. The plan complies with Decree 59,598, of October 16, 2013, and set the compensation  linked to employees’ performance. The Company fully met three of the seven targets, as shown below:

2014 Profit Sharing Program

	Unit	Goal	Actual
Adjusted EBITDA margin (1)%		34.0	26.0
Positive customer satisfaction perception	%	85	80
Number of new water connections	thousand units	180.0	231.5
Number of new sewage connections (conventional)	thousand units	215.4	238.1
Number of new sewage connections (Se Liga na Rede)	thousand units	19.6	6.2
Water billed loss index	%	24.0	21.3(2)
Collected sewage treatment index	%	78	77

(1)      Adjusted EBITDA corresponds to earnings before (i) depreciation and amortization; (ii) income tax and social contribution (federal income taxes); (iii) the financial result; and (iv) other operating expenses, net.

(2)      Result influenced by the management of pressure, whose effect should be annulled when the operation is normalized.

2014 Management Report

As a result of the severe drought that has affected our region of operations since late 2013, we have encouraged our customers to reduce water consumption, resulting in a decline in revenue and, consequently, in EBITDA.

Regarding customer satisfaction, although we did not reach the target, we consider the result to be positive because it shows that, despite the water crisis that is affecting the entire Southeast region, our customers recognize the dedication and the efforts of Sabesp's technical staff towards meeting their needs.

The target for new sewage connections in the scope of the Se Liga na Rede program was not reached. The Company’s focus on efforts to manage the water crisis together with the difficulties inherent in the program, which depends on the customers' adhesion and hydraulic adaptations inside the homes, have led to below-expected performance.

ETHICS AND TRANSPARENCY

The ethical values that underpin Sabesp’s actions in its relationships with its stakeholders are set forth in its Code of Ethics. Its compliance is monitored by the Committee of Ethics, which is supported by tools such as the Whistle-blowing Channel, which also receives anonymous complaints, the Corporate Accountability Procedure, the Ombudsman and the Citizen Information Service.

Sabesp’s Ombudsman is a qualified relationship channel, which, due to attentive monitoring, has contributed to reducing the number of complaints against the Company in the Procon in the last five years. This result underlines our daily customer care efforts.

In 2014, the Company recorded 108 complaints, of which 79% were resolved and 21% are being analyzed. Out of the total, 8% relates to improper behavior, such as harassment, discrimination, persecution and unfair treatment. In regard to the claims accepted, 43 own or outsourced employees were punished (8 warnings, 2 suspensions and 33 dismissals).

In accordance with the principle of business transparency and pursuant to Federal Law 12,527/2011 and State Decree 58,052/2012, Sabesp provides the Citizen Information Service (SIC), a channel that provides citizens with access to information on public entities.

The Company’s minimum information, required by said legislation, is available on the Company’s website (www.sabesp.com.br), under the SIC link, in the top menu, where there is also a channel for citizens to request other information. In addition to the website, citizens can obtain information in person at Rua Costa Carvalho, 300.

In 2014, 533 requests for information were responded to via telephone or the Internet. Over the same period, citizens filed 37 appeals in the lower court and 19 in the appellate court, seeking additional information.

2014 Management Report

Combat of Corruption

On January 29, 2014, Law 12,846/2013, known as Anti-corruption Law, came into effect in Brazil introducing the concept of strict liability for private legal entities in the country, holding companies involved in corruption acts in the administrative and civil spheres liable.

In addition to complying with the Brazilian Anti-corruption Law, because its shares are listed on the New York Stock Exchange, Sabesp is also subject to the Foreign Corrupt Practices Act (FCPA), a similar law effective in the United States since 1977. In accordance with this law, companies may be held liable even if the corruption acts are practiced by commercial agents, representatives or other parties acting on their behalf, both in the United States and outside that country.

Sabesp is committed to conducting its business in a legal, ethical, transparent and professional manner, extending to its employees and its third-party representatives, the obligation to understand, accept and execute these guidelines.

Our compliance program is in line with the recommendations of the Organization for Economic Co-operation and Development (OECD), the United Nations Office on Drugs and Crime (UNODC) and the World Bank.

Because we are a mixed capital company, our program deals with two different scenarios, the active corruption (to pay a bribe) and passive corruption (to accept a bribe), and is structured based on Senior Management’s Commitment; Functional Structuring; Values, Conduct and Whistle-blowing  Channel; Relationships with Third-parties; Governance and Internal Controls; Risk Management; Training and Communication.

In 2014, we strengthened our Compliance program through the diagnosis and the mapping of our current compliance practices and defined action plans for 23 procedures considered to be material based on the analysis of corruption and corporate fraud risks in 2013.

The guidelines of the Law are integrated into all the models of the Company’s Notices and Drafts of Standard Contracts. They are available at:

http://sabesp-info18.sabesp.com.br/forneced.nsf.

In addition, the Company disclosed its ethical values through in-person and virtual lectures and training to approximately 1,520 employees who hold leadership positions.

2014 Management Report

CONFRONTING THE WATER CRISIS

At the first signs of drought, in the beginning of 2014, Sabesp implemented emergency measures to maintain regular supply in the metropolitan region of São Paulo and in several affected regions in the whole state. The interiormunicipalities, experiencing the most serious situations, were aided by the transfer of water intake sources, new mains and the increase of water production capacity. In the RMSP, the area most severely affected by the drought, the capacity for infrastructure integration between the production systems and the contingency initiatives prevented the adoption of more drastic measures to the population, such as the water rotation3.

The strategic efforts to preserve the water reserves resulted in a 30% decline in water withdrawal from reservoirs in the Greater São Paulo – from 71 m3/s in January 2014 to 50m3/s in February 2015. We focused our greatest efforts on Cantareira, the most seriously affected system; its contribution to the metropolis’ supply fell by 56% in terms of water withdrawal - from a 31 m³/s average in January 2014 to around 14 m³/s in February 2015. These numbers were achieved through the following initiatives:

a)      Granting of bonuses to those who reduce water consumption and charging of a contingency tariff to those who waste water. There was an immediate acceptance of the advertising campaigns widely broadcasted in the media. Per capita consumption fell from 163 liters/inhabitant/day in January 2014 to 126 liters/inhabitant/day at the end of December. To learn more about these initiatives, see the Economic-Financial Management Section of this Report.

b)      Water flow transfers between the RMSP production systems, which have a production capacity of 73 m³/s under normal conditions. For the first time since the beginning of its operations in 1973, the Cantareira system, which served approximately 8.8 million people before the crisis, stopped being the greatest water producer for the metropolitan region of São Paulo in February 2015, once surpassed by the Guarapiranga system, which is now serving 5.8 million people in the south and west regions, versus 3.9 million people before the crisis. Despite the installed infrastructure, the sectorial maneuvers for systems supply alternation required a series of structural adaptations in hydraulic systems, boosters and pumping stations, among other urgent interventions.

c)       Use of technical reserves, i.e., the water below gravity extraction level. As the simulations carried out in the summer of 2014 indicated the potential depletion of the active volume of the Cantareira system before the beginning of the 2014/2015 summer, Sabesp was authorized by the National Water Agency (ANA) and the São Paulo State Water and Electricity Department (DAEE) to use, for the first time, part of the Cantareira system’s technical reserve. This required an emergency construction of dams, channels, pipes and a set of 17 floating pumps. The interventions executed in less than two months and ended in May 2014, led to the intake of 182.7 billion liters of water. At the end of October 2014, it was necessary to begin using the second layer of the technical reserve, which added 105.0 billion liters to the system. The Technical Reserve’s water quality4 is the same as of that gravity-extracted water volume.

3 A rotation situation is characterized when there are programmed water supply interruptions in different regions (sectors) of of city for certain periods of time (hours or days).

2014 Management Report

d)      Reduction in the water volume supplied on a wholesale basis to the municipalities served by the Cantareira system, enabling a reduction of almost 2 m3/s.

e)      Intensification of measures to reduce water loss. Although it was on the spotlight in 2014, the loss control is a permanent part of our efforts for efficient water management. It has been intensified the network pressure reduction, taking into account the installation of pressure reducing valves used by the Company since 1997, and it has also been expanded our efforts for leak detection in order to contain damage and loss in pipelines, reducing the average repair time from 60 to 17 hours. For invisible leaks, it is worth noting that Sabesp has a geophone system, which detects leaks through soil auscultation with a small sensor. This technology is being improved with the adaptation of a smartphone, connecting the operational work on the streets to a data center, ensuring greater speed and accuracy in the repair, besides the classification of different leak profiles. This invention, still in the research phase, is the result of a partnership between Sabesp’s Department of Execution of Research, Development and Innovation Projects, and professor Linilson Padovese (USP), being supported by the São Paulo Research Foundation (Fapesp). The device should be operation in around three years.

Comparing water production in February 2014 with February 2015, the Cantareira system’s water withdrawal fell by 56%, which means monthly savings of 17.74 m³/s – sufficient to supply approximately 7.1 million people for a month. Considering all the systems that serve the RMSP, savings came to 21.4 m³/s in the same period, sufficient to serve 8.6 million inhabitants, more than the population of the city of Rio de Janeiro5.

The systems’ new recently observed rainfall and water inflow levels, formerly based on the figures for 1953-1954, brought new parameters for the hydrological risks assessment.  This new scenario directly impacts the conception of projects and anticipates the works already planned in the São Paulo State’s Macrometropolis Plan to expand the supply infrastructure.

In light of this new scenario, confronting the crisis involves the repositioning of investments and a series of initiatives to increase water availability and the integration between the production systems, expanding by 30% the water supply in the RMSP by the end of the decade, splitted into three phases. The first comprises short-term measures, expected to be executed and begin operation in 2015. These include: the transfer of 0.5 m³/s from the Guaratuba River to the Alto Tietê system, in operation since February, 2015; the interconnection that will enable the transfer of 4 m³/s from Billings to the Alto Tietê system, the transfer increase from Billings to Guarapiranga by more than 1 m³/s  and the enlargement of the ABV water treatment station by 1 m³/s.

4 The water provided by Sabesp is in compliance with Ordinance 2,914 of the Ministry of Health and is analyzed in the Company’s laboratories, which follow the  NBR ISO/IEC-17025 standards and are certified by the Inmetro. Every year, more than 700,000 laboratory tests are performed by regional quality control laboratories, with samples collected from several points in the distribution network.

5 Considering 1 m³/s as sufficient consumption to serve 400,000 people.

2014 Management Report

At the end of January 2015, the Company  published a pre-qualification bid notice for companies interested in bidding for the interconnection works between the Jaguari (Paraíba do Sul basin) and Atibainha (Cantareira system basin) dams.Howbeit an appeal was taken to the São Paulo State Accounting Court, which was granted partial relief leading to its republication on March 21, 2015. It is a large scale construction project, with expected average outflow of 5.13 m³/s and maximum outflow of 8.5 m³/s, which should begin operating in the second half of 2016, enhancing the Cantareira system.

In the medium-term, more sources should be incorporated into the integrated system. The São Lourenço production system (SPSL), whose works began in April 2014, is one of the main sources. With its start-up scheduled for the end of 2017, it will allow the transfer of another 4.7 m³/s (with a maximum capacity of 6.2 m³/s). The total amount for this project is budgeted at R$6.0 billion, including R$2.2 billion allocated to construction through a public-private partnership with the company Sistema Produtor São Lourenço S.A. and R$3.8 billion to a 21-year operation and maintenance of the plant’s services.

Also in the medium term, the Company is studying the construction of two Reuse Water Production Stations (EPARs), one on “Pinheiros Expressway” (2 m³/s) and another in Barueri (1 m³/s). In these stations, the collected sewage is treated until it is transformed into reused water with a quality close to that of potable water, and then transported to the Guarapiranga and Isolina reservoirs (Alto Cotia system), respectively, where it will be treated and transformed into potable water again.

In order to achieve this result, the reuse water production station will be equipped with membrane biologic reactors, which perform ultrafiltration and have the capacity to remove solid particles with a diameter a thousand times smaller than a hair. Afterwards, the membrane filtration may be followed by osmosis and oxidation processes.  And as a last stage, the water will be submitted to a final disinfection process to eliminate pathogens, such as bacteria and viruses.

The study of the EPARs also includes a comparison with alternative intakes from new water sources near the RMSP, where a good quality water is available.

The Metropolitan Water Program

The Metropolitan Water Program (PMA), launched in the 90s, ensured regular water supply to the metropolitan region of São Paulo (RMSP) when the water crisis started in 2013. Completed in 2000, the first phase of the Metropolitan Water Program put an end to rotations and expanded the capacity of the whole system as increased untreated water available supply, enhanced the reservation and renovation structures and  increased treated water production and transportation (intake) capacity . Between 2006 and 2014, the second phase of the program required investments of R$1.9 billion, including our own funds and financing from Brazilian Federal Savings Bank (CEF) and Brazilian Development Bank (BNDES) and funds from the public-private partnership (PPP) contracted to expand Alto Tietê system’s production capacity by 5 m³/s.

2014 Management Report

Only in 2014, R$349 million were invested in the program, a 173% increase over 2013 due to changes in the Company’s strategy due to works brought forward and emergency actions  in operation to face the water crisis.

Protection of Water Sources

A greater need of water sources to supply the metropolitan region of São Paulo makes actions towards the environmental recovery of these water sources yet more urgent, with an acting of, above all, the municipal executive power, which has the prerogative to promote land regularization of regions already occupied and prevent the irregular settlement in the surroundings of the water sources – considered to be environmental preservation area.

The Water Sources Program, implemented in 2008 in a partnership with the municipal government, is focused on improvement and preservation of water reserves in the metropolitan region of São Paulo and the region’s urban development, especially at Guarapiranga and Billings dams. Most of funds will be invested to create sewage collection infrastructure in the region. This Program foresees interventions to improve precarious lots and housing units in Guarapiranga and Billings sub-basins’ areas.

Out of US$ 100 million to be invested by Sabesp in this project, up to date, approximately R$147.4 million were executed, of which R$30.4 million in 2014. The measures will be implemented with funds of the federal government, State of São Paulo, municipalities, World Bank and Sabesp.

Concurrently, Billings dam also counts on Pró-Billings program, whereby sewage treatment works will serve the population with trunk collectors, sewage pumping stations, collecting networks and household connections, taking sewage to ETE ABC for treatment, with an estimated completion date by the end of 2018.

Nossa Guarapiranga (Our Guarapiranga) is a third initiative towards the recovery of metropolitan water sources. Started at the end of 2011, the Program is supported by 10 collector dinghies and 11 eco-barriers (which are structures with floats and underwater metallic screens installed in the mouth of the dam inflow that revomes waste that reaches these channels). The items taken out of the dam include couches, plastic containers, TV sets, car carcasses, and a variety of waste types that contaminate the water and disrupt water intake and treatment operations. Between December 2011 and October 2014, more than 9,000 m3 waste were removed. In addition, since July 2012, the Company has been developing diagnoses, water plants control and removal , i.e., the macrophytes, which obstruct the dam’s water intake. This service relies on two specially-equipped dinghies for this operation. At the end of 2014, R$15.1 million were allocated to the program, which should reach R$17.9 million by the end of 2016.

2014 Management Report

It is worth mentioning that recovering and preserving urban water sources in an area as complex as the metropolitan region of São Paulo is a collective mission. The participation of sanitation companies of all municipalities through the expansion of sewage collection and treatment, the inspection of irregular occupancy, urban cleaning and the increased citizens’ awareness of the proper waste disposal value are critical actions to move forward in preserving these important water sources in such a water shortage environment.

Corporate Program for Reduction of Water Loss

The Corporate Water Loss Reduction ProgramThis program is divided into two fronts. The first is focused on fighting what we technically call physical or actual losses, which are caused by leaks in the distribution network. The fight against non-physical or apparent commercial loss, comprised of “stolen” water  from the network by means of illegal connections, frauds, or inaccurate water meter readings—is another front.

In the 12 years of estimated program activity (2009-2020), investments should total R$5.1 billion through our own funds or Japan International Cooperating Agency (JICA), CEF and BNDES financing. Until now we’ve invested R$2.6 billion, of which R$541 million were only in 2014. Currently, the metered loss ratio is 29.8% (18.8% of physical losses and 11.0% of commercial losses), a 1.4 percentage point drop compared to 2013, while some Brazilian states present a ratio higher than 50%. By the end of the decade, Sabesp intends to reach a 25.9% meter loss ratio and out of this total, 16.8% of physical losses. These goals have been revised, due to the Program’s budgetary restriction, which is a result of current water crisis.

As for 2014, it is important to emphasize that the ratio decline was driven by intensified network pressure management. Although this practice has a direct impact on the loss indicators, they should not be interpreted as resulting only from loss  combating actions, but also as a result of an atypical, temporary operation.

Coastal supply

Supplying nine municipalities in the Santos coast region is a complex, challenging task. Considered by the Brazilian Institute of Geography and Statistics (IBGE) the 15th largest metropolitan region in the country considering  the number of inhabitants—approximately 1.8 million in 2014, which doubles in high season, when   the highest temperatures are registered and  caused water consumption per capita peaks, that overwhelms the supply system.

The need to ensure water supply safety in the region required building an integrated water intake, treatment and distribution system, as we have in the Greater São Paulo, intended to make supply flexible. This structure allows us to transfer water flows from regions with higher water availability to regions with higher demand, offsetting the volume availability limitation for water intake a Serra do Mar.

2014 Management Report

With the inauguration of the Mambu-Branco station in Itanhaém and the Jurubatuba station in Guarujá at the end of 2013, both supplying 3.6 m3/second of treated water, the Santos coast region currently has 15 ETAs.  After treatment, water is sent to 50 storage centers with total capacity of 320,000 m3 and is then strategically distributed to nine cities. In 2014 we built 1.3 km of treated water mains and its reservation was expanded by 17.3 thousand m3 by delivering two reservoirs, one in the city of Vicente de Carvalho and another in Bertioga. In addition, it was started a 25 thousand m3 reservoir construction in Praia Grande. Two stations were also delivered; ETA Itu, in São Vicente and ETA Bertioga. Together, the stations required investments of R$16.1 million and added 380 liters/second of treated water on the south coast.

All these actions are part of the Água no Litoral (Water on the Coast) Program which estimates R$1.1 billion in investments by the end of the program’s first phase using our own funds and also CEF’s. Out of this amount, R$934 million have already been disbursed, of which R$76 million in 2014, including investments made on the north coast for improving the system and building treatment stations in Ubatuba and Caraguatatuba, which are in progress, and has a treatment capacity of 150 liters/second each. The second phase of Água no Litoral is under the planning phase.

Interior actions

Sabesp operates in 310 municipalities in the São Paulo’s interior, where we provide universal water supply services. However, the 2014 drought also affected several regions, depleting rivers and lowering reservoirs, which required emergency actions to maintain regular supply for 1.2 million people. We built 55 emergency water intakes in 26 municipalities with the most serious scenario.

At a cost of approximately R$21 million, these actions also required setting more than 100 kilometers of water mains and resulted in the production capacity expansion from new intake spots of more than 1.8 m3/second, which canceled the need for water rationing in these municipalities. According to the National Protection and Civil Defense Department data, until the last months of 2014, 45 municipalities in the state of São Paulo declated rationing, and none of them operated by Sabesp.

In 2014, 9 ETAs and 36 wells were concluded, making available another 794 liters/second to the water supply systems of 33 cities of the State. Another important action was the construction of 44 reservoirs with total capacity of 42.7 thousand m3. These actions contributed to solve water crisis situations considering also the demand deriving from the population growth in these municipalities, maintaining universal supply services in all bases operated by Sabesp. For 2015, 8 ETAs have been built (interior and coast), which will increase production by 1.7 m3/s, sufficient to supply a population of 680,000 people.

2014 Management Report

Also in the interior, we develop actions intended to bring water supply and sewage to isolated and low-income communities. It is called the Água É Vida (Water is Life) Program. Created in November 2011, it is being implemented in Alto Paranapanema and Vale do Ribeira regions, once these regions have a large population in rural areas and present the worst human development indexes in the State. In this task, Sabesp is responsible for supplying water and providing technical assistance to the municipalities which, using State funding, are responsible for installing Individual Sewage Units (USIs). These units are pieces of equipment with technology better suited for regions where, due to their isolation, do not have conditions to have the traditional basic sanitation infrastructure.

The initial goal is to serve 81 communities, benefiting more than 15,000 people. By December 31, 2014 we had completed the works in 11 communities and in another 14 communities the works were in progress. In total, we accomplished 78 kilometers of networks and ducts, and 24 new wells, already in operation. Most of the work was performed by its own labor force. As for water supply, we invested R$7.4 million out of a total of R$12.5 million budgeted up to 2015.

The scope and goals of this program have been revised, taking into account the measures and consequences of the drought that stroke Brazil’s southeast region in 2014 and led to a continuous revenue decline. The investments had to be allocated to expand water availability in the São Paulo metropolitan area and regions with risky supply in the interior and coast.

Conscious and sustainable use of water

As in the Program for Reduction of Water Loss, developing actions aimed at the efficient and responsible use of water has been part of Sabesp’s sustainable management guidelines for decades. The water crisis has reinforced the relevance of these initiatives. One of the highlights is PURA (Rational Use of Water Program), which combines educational campaigns in public buildings, with practical guidance for civil servants on water consumption reduction. Concurrently, there is a a structural measures implementation, with timers, water output acrators, replacement of old plumbing systems and pipelines, and building new reservoirs to collect and reuse rainwater.

Started in 1996, the program has already been implanted in 6,604properties all over the State, through partnerships with State and Municipal public entities.  The participating schools that reduce water consumption by less than 10% get a 25% discount on their bill.

2014 Management Report

Adopted by the most advanced world systems, the reused water technology is among the most efficient initiatives for sustainable water consumption. Accordingly, since 2012 we have been operating Aquapolo Ambiental in partnership with Odebrecht Ambiental, considered the largest project to produce industrial reuse water in South America and fifth largest in the world. Aquapolo is located near the ABC sewage treatment station (ETE), at the border between São Paulo and São Caetano do Sul. Approximately 900,000 m3 of water per month are supplied to the large companies in the Capuava Petrochemical Complex and used to wash machinery and warehouses, cooling boilers, power generation, etc. We expect that Aquapolo reaches a peak production of 1 m3/s in the coming years. In addition to Aquapolo, Sabesp produces reused water from other ETEs in the metropolitan region of São Paulo (RMSP) for urban use, such as street cleaning, unclogging  sewage networks, watering yards, reducing dust in construction sites, etc. In 2014 we produced 5,000 m3 for these purposes with quality assured by the ISO 9001:2000 management system.

2014 Management Report

SEWAGE ON THE PATH TO UNIVERSAL SERVICES

Expanding the sewage infrastructure means reducing infant mortality, the number of hospital and clinic admissions due to water-transmitted diseases, decontamination of rivers and water mains, job creation, and increasing the value of tourism and real estate. In other words, sanitation means prosperity, health, life quality and development.

According to the World Water Development Report 2014, a survey conducted by the UNESCO, it is estimated that more than 80% of the sewage in the world – and more than 90% in developing economies — are neither collected nor treated.  And more: 36% of the world population, approximately 2.5 billion people, live without appropriate sanitation, which is the probable cause of death of more than 1.5 million children younger than five years old in the world, every year.

In São Paulo, the expansion of sewage collection and treatment in municipalities served by Sabesp, reached in 2014 sewage indexes of 85% for collection and 77% for  its treatment.

Our sewage system currently serves 22.3 million people. Even though 2014 was a year of double efforts to ensure water supply, the sewage collection and treatment expansion actions had significant results. Throughout the year we delivered new sewage treatment stations and made 244,280 new connections all over the State, being the highest number of connections since 2011—the second highest over the past 16 years.

Interior’s Universal services

Due to the worsening of the water crisis, triggered by the long drought, we had to reallocate resources in order to enable the execution of works in the water production systems set in municipalities more affected by the drought, which ended up delaying some sewage construction works.

Among the the main actions in 2014 are the the delivery of 16 new ETEs and the enlargement of one unit. This set of works increased treatment capacity by 1.9 m3/s, benefiting 700,000 people in 16 municipalities. The interventions for sanitation universalization in the interior required an investment of R$153.2 million during the year. Currently, Sabesp has 524 stations in operation throughout the State. In 2015, 27 new ETEs are already under construction in 25 municipalities. Thus, the treatment flow speed will be expanded by approximately 800 liters/second, directly benefiting more than 300,000 people.

Concurrently to offering more health, comfort and life quality to the served citizens, expanding the sanitation infrastructure has a direct impact on the environment, by improving water resources. The infrastructure expansion outcome is already visible by the improvements in major rivers, such as the Pararangaba, Lavapés, Lavrinhas and Queluz’ ETEs, which improved Paraíba do Sul and consequently,the water going to Guandú river, extracted to supply the State of Rio de Janeiro.

2014 Management Report

Another example is the improvement of Jundiaí river –  which during more than 30 years could not be used for public water supply and now, after concluding ETE Campo Limpo and Várzea in 2013, initial operation of ETE Itupeva in 2014 – which was reclassified to Class 3, a category that allows human consumption after conventional treatment. Thus, it will be used to supply approximately 250,000 people in the Itupeva and Indaiatuba municipalities located in region of lower water availability in the State, with only 104 m3 per inhabitant/year. In addition, along with Sorocaba river, which was benefited with ETEs Paul D'Alho in Boituva and Bairro do Porto in Capela do Alto  it contributes to reducing pollution in the Tietê river, which is the State’s largest river.

However, it is worth noting that the water bodies pollution also originates from industrial process, waste disposed on soil that ends up carried by rainwater into the rivers (diffuse pollution), disorderly land use and occupancy, and the illegal disposal of sewage in rainwater. Thus, it is essential that society raises its awareness on the importance of correct garbage disposal and connecting houses to the sewage network and that local authorities keep on cleaning their cities and inspecting irregularities.

Metropolitan region of São Paulo(RMSP)

Irregularand disorderly settlements, illegal sewage disposals, environmental degradation of preservation areas, deficient inspections by the local government, and high population concentration make RMSP a highly complex area to expand the the sanitation service. Fighting this set of negative factors, visually represented by the highly polluted rivers that cross the city, requires large-scale initiatives, for example the Tietê Project, being the largest environmental sanitation program in Brazil. Implemented in 1992, the project combines actions in 27 municipalities of the Greater São Paulo.

Currently it is in its third phase, whose purpose is to expand the sewage collection index from the current 84% to 87% and sewage treatment levels from 68% to 84% within the RMSP. This phase requires total investments of approximately US$2 billion, with financing from the Inter-American Development Bank (IDB), BNDES and CEF. Out of this amount, R$1.55 billion have already been disbursed, of which R$497 million in 2014.

Initiated in 2010, approximately 39% of the works planned for this stage have already been completed, 36% are in progress and 25% are in bidding process. When completed, these works will benefit another 1.5 million people with sewage collection and 3 million city residents will have their sewage treated.

The current stage supplements the actions taken in the first and second phases, from 1990 to 2010, when the large ETEs’ construction, the installation of outfall sewer, ducts, collecting networks, interceptors and connections to the networks enabled the collection to 15.8 million people and treatment of collected sewage to more than 8.5 million RMSP inhabitants.

2014 Management Report

Sabesp has been structuring the fourth and last phase involving investments estimated at US$2 billion. It will include large, complex works in São Paulo downtown and the network expansion to thelow-income but regularized suburbs. However, due to the water crisis and the need of prioritizing investments in water, the estimated budget for this project is under  revision.

In addition to a healthier environment, the actions result directly in environmental benefits. The greatest example is the reduction of the Tietê river’s polluted spot, which has already shortened 230 kilometers compared to 1993, when it reached the Barra Bonita reservoir, 530 kilometers from its spring in the Salesópolis municipality. Information is in the study called “A Water Quality Portrait and the Partial Evolution of the Project Tietê Impact Indicators”, released in 2014 by Fundação SOS Mata Atlântica. According to this report, in the Greater São Paulo “investments in basic sanitation have turned 18 collection points distributed in streams and small rivers inside São Paulo, from a very bad condition—completely dead rivers—to bad, regular or good condition. In the entire basin area, the collection network and treatment volume sewage expansion have resulted in an improved water quality”.

This progress also reflects on the actions taken under the program Córrego Limpo (Clean Stream) Pprogram implemented in 2007, by a partnership with the Municipal Executive Power. Sabesp is responsible for identifying illegal discharges, improving the stream area’s sewage systems, and cleaning the margins. The municipal government is responsible for registering households in housing programs. In seven years, Sabesp invested R$144 million in this program, resulting in the decontamination of 148 streams. Approximately 2.2 million people were directly benefited, within an area of approximately 180 km2.

In 2014, Sabesp invested R$14 million in the complete decontamination of two large streams, benefiting 320,000 people, besides the conservation of the already depolluted 146 streams and the actions to initiate the decontamination of another 18 water bodies. We should still emphasize that the Tietê Project actions also help to reduce the pollution generated by these streams. In 2013, starting the program’s fourth phase, we expected to fully or partially depollute another 20 major streams by the end 2014, with investments estimated at R$100 million. However, due to this drought’s effects and consequences in the southeast of Brazil and the difficulty faced by the municipal government to remove and reallocate low-income households, the goals had to be revised.

In 2014 we started implementing in Arujá and signed a cooperation agreement with the municipal government of Ribeirão Pires. Additionally, the Bragança Paulista, Ferraz de Vasconcelos, Poá, Suzano, Osasco, Taboão da Serra and Barueri municipalities are analyzing this program’s feasibility. Our goal is to, have decontaminated by the end of the decade approximately 200 streams in the metropolitan region of São Paulo, covering an area of approximately 250 km2.

2014 Management Report

Sanitation on the Coast

The São Paulo coastline is another region benefiting from a better life quality provision, bathing conditions improvement of 82 beaches, better health, and better tourism development conditions under the Onda Limpa (Clean Wave) Program. as the greatest intervention in environmental sanitation on the Brazilian coastline, the program is moving up in terms of reaching universal sewage services in the Santos coast region and north coast municipalities.

The works initiated in 2007 have already demanded investments totaling R$2.1 billion to projects and the expansion of the following: network and sewage connection, trunk collectors and pumping and treatment stations. In addition to our own funds, we’ve obtained financing from JICA, the Japanese development agency, and the Government Severance Indemnity Fund for Employees (FGTS). Just in 2014, R$187 million were invested in the program.

In the Santos coast region, the program is in its supplemental phase, started in November 2013, subsequent to the first phase. The completion of the first phase (including the supplementalphase) with total investments estimated at R$780 million will allow an increase from the current 70% to 88% of the sewage service indicators in Santos coast region, by completing another 33,000 connections. The program’s goal is to reach 95% and 100%, respectively.

On the north coast, the works initiated in 2008 will increase the region’s sewage collection index from 36% to 85% by the end of 2016 when approximately R$510 million will be invested in the region, with our own funds and BNDES and CEF’s financing. Until 2014, the program has already demanded R$157 million, of which R$12.8 million in 2014 to expand collection networks, connections, rising mains and pumping stations, including the conclusion of two ETEs in São Sebastião (Una/Engenho and Baleia/Sahy).

Se Liga na Rede Program (“Connect to the Network Program”)

This program was rolled out in January 2012 and its purpose is to subsidize sewage connection costs to low-income households. This is a way to stimulate the connection of more households to the public sewage network and thus increase the volumes sent for treatment.

The costs are paid by the São Paulo State government and Sabesp at the ratio of 80% and 20%, respectively. We are also responsible for works, which cover municipalities in our entire area of operation--in the São Paulo metropolitan area, in the interior and coastline.

In eight years, the goal is to make household adjustments and connect 192,000 households with income of up to three minimum wages, with total investments of R$349 million.  By December, more than 21,000 connections were completed in 110 municipalities in São Paulo state, with and investment of R$67.6 million..

2014 Management Report

We estimate that at the end of the Se Liga na Rede program 800,000 people will be directly benefited and approximately 40 million São Paulo inhabitants will be indirectly benefited from cleaner rivers, streams, and water sources.

Sludge disposal

The disposal of solid waste originated from sanitation services make up a complex equation, consisting of legal, environmental and operational variables. To this regard, we are committed to seek innovation and technologic alternatives that would contribute to minimization,beneficial use and the appropriate final disposal of sludge volumes. From a total of R$23.4 million invested in research over the past three years (R$10.7 million in 2014 alone), part was allocated to developing studies related to sludge use,  starting at sanitary landfill coverage material, then composting and drying via solar radiation to finally its use in civil construction. These researches are in partnership with the Brazilian Innovation Agency (FINEP) and Fapesp (São Paulo State Research Support Foundation).

In early 2014, Sabesp filed a registration request at the Ministry of Agriculture to daily use 70 tonnes of sludge generated by the Lavapés ETE, in São José dos Campos, in agriculture. In 2013, we generated a small volume for experimental purposes. We expect to obtain this permit in 2015. For the ETE Barueri, the largest sewage Latin American Treatment Station, planning is focused on the installation of sludge drying units and we have studies on how to use the remainder biogas in sludge digestion.

With respect to water treatment, Sabesp recorded an approximate 30% decrease in sludge generation at our eight production systems over the past five years. This was possible due to the untreated water collected quality,  treatment process optimization, and the implementation of new technologies and products. Concurrently, over the past 12 years, we’ve gradually reduced the use of chemicals in water treatment in the Greater São Paulo area, with positive environmental effects.

2014 Management Report

FINANCIAL-ECONOMIC MANAGEMENT

Pursuing growth while maintaining a sustainable financial-economic stability was an especially challenging goal in 2014.

The severe drought which, since the end of 2013, has been beleaguered the region where we operate led us to take indispensable measures to overcome the adversities we have been facing.

The discount we have granted to customers to reduce water consumption and other actions that the Company has taken to tackle the water crisis resulted in a decline in revenue and in yet more restrictive expenses, in addition to the need to reschedule our investments.

To preserve our water resources stocks, in February 2014 the Company implemented an incentive program to reduce consumption based on a bonus whereby those customers served by the Cantareira system, based on the monthly average consumption seen between February 2013 and January 2014, who monthly reduce water consumption by 20% would qualify for a 30% discount in their water and sewage bills.

In March, the program was extended throughout the São Paulo Metropolitan region and promptly to the Piracicaba, Capivari and Jundiaí Rivers water basin region located in the Cantareira system's area of influence. Originally scheduled to be effective for 7 months, it should remain effective up to December 2015.

With a view to encourage the population which had already been reducing consumption without qualifying for the benefit in October 2014, we decided to set new ranges of bonuses and the following discounts have been granted:

  10% for customers reducing from 10% to 15%;
  20% for customers reducing from 15% to 20%;
  30% for customers reducing more than 20%.

In April 2014, after several discussions with public participation since 2011, Sabesp’s Tariff Revision process has been concluded. On this date, we were authorized to apply the tariff repositioning index of 5.4408%.

However, in order to not harm the stimulus offered by the incentive program to reduce water consumption, by the Company’s decision, the implementation of tariff repositioning only became effective in December 2014, so that to offset the postponement period, ARSESP authorized to apply the tariff repositioning of 6.4952%. tariff mechanism consisting of customers who are not reducing their consumption

Despite our efforts to reduce the demand for water, in January 2015, we still recorded an increase in consumption by few customers. Accordingly, to reinforce the incentive to reduce consumption, ARSESP approved and we implemented a contingency tariff mechanism, which consists of additions to water and sewage bills for customers6 whose monthly water consumption exceeds the average monthly consumption seen between February 2013 and January 2014, the same one addopted for the incentive program to reduce water consumption, under the following conditions:

2014 Management Report

  40% when consumption exceeds up to 20%;
  100% when consumption exceeds more than 20%.

The effects of the actions taken over the water billed volume are shown in the Financial-Economic Management item of this Report.

In March 2015, considering the adverse conditions imposed by the water crisis, the Company filed with ARSESP, a request for extraordinary revision, as provided for in the Final Technical Note RTS/01/2012 – Detailed Methodology for SABESP’s Tariff Revision Process – First Tariff Cycle.

Additionally, regarding regulatory issues, an adaptation of the internal processes to pass on to customers the regulatory and inspection fee, equivalent to 0.5% of revenue, net of COFINS and PASEP derived from services provided to regulated municipalities, was completed in 2014, however, the application thereof will occur only at the appropriate time.

Also, we should emphasize that the transfer of legal charge7 to customers residing in the Municipality of São Paulo, as set forth in the municipal legislation, under the cooperation agreement and services agreement executed with São Paulo State and Municipal governments, and as provided for by Arsesp Resolution 407/13, is still suspended.

Still regarding actions to tackle the water crisis effects, we cut R$ 1.1 billion in 2014 cash basis budget, so as to reduce the pressure on cash in this period and maintain the Company´s liquidity at an adequate level.

With respect to investments, despite some changes in initial plans and rescheduling to face the water crisis, we were able to execute the original Capex plan.

 In 2014, we invested R$3.2 billion, as shown in the table below:

6 Customers with firm demand agreement, although they are not included in the bonus program, they are exempted from complying with consumption contracted and are subject to the collection of contingency tariff, if consumption increases. Customers with water consumption equal to or lower than 10m3 , hospitals, first-aid clinics, nursing homes, police stations, prisons and centers of Fundação CASA (social and educational treatment center for adolescents) are exempted.

7 Refers to the amount corresponding to 7.5% of revenue earned with services rendered in city of São Paulo, net of COFINS, PASEP and default of municipality’s taxes that Sabesp has been transferring to the Municipal Fund of Environmental Sanitation and Infrastructure since the signature of the agreement with the municipality of São Paulo, in June 2010.

2014 Management Report

 Investments Track Record

The table below shows the investments made in 2014, broken down by segment and region:

		(R$ million current)
	Water	Sewage	Total
São Paulo Metropolitan Region	833.8	1,174.2	2,008.0
Regional Systems (inland cities and coast region)	472.9	729.7	1,202.6
Total	1,306.7	1,903.9	3,210.6

Note: Commitments assumed with program contracts (R$115,6 million) are not included.

For the 2015-2019 period, the Capex plan was adjusted to increase investments in water over the next years and, thus expand the water availability and safety in the São Paulo metropolitan region.

Between 2015 and 2019, we expect to invest approximately R$13.5 billion, as shown in the chart below 8:

Indebtedness Level

Most of the Company´s debt (around 60%) was raised with official agencies of local and foreign government, and multilateral organizations, at low costs and for long terms. The remaining derives from funds raised in the local and international capital markets, preferably intended for debt management purposes.

At the end of 2014, our total debt was approximately R$10.8 billion, of which 40.3% was denominated in foreign currency. Most of the foreign-currency denominated debt was raised with international financing organizations, with long-term maturities, a repayment schedule diluted over a long period of time, and bearing low interest rates. In 2014, we repaid R$529.5 million of our debt.

8 For additional information about our investment projects and emergency works to deal with the water crisis, check the chapter “Confronting the Water Crisis”.

2014 Management Report

Between 2008 and 2013, with the acceleration of investment, the total debt ratio adjusted by the adjusted EBITDA, stood stable at around 2.5 times, since the total indebtedness level increase consistently with the Company´s operating cash generation level. However, in 2014, the Company´s indebtedness level increased 3.64 times, due to the adverse effects of the water crisis, especially on EBITDA, and not due to a disproportionate rise in debts. We have set certain limits to make debt agreements, and the ratio should not exceed 3.65 times.

Sabesp’s management approach over the years has resulted in a solid financial-economic performance, which was decisive to absorb the effects of 2014’s water crisis.

This financial-economic performance was reflected in the gradual increase in credit risk rating over the last years. Nevertheless, due to the financial impacts of the water crisis, there was a change in the rating from neutral to negative in 2014, as shown in the graph below:

Loans and Financing

In 2014, the Company obtained loans and financing in the amount of approximately R$382 million to make the investments planned for the 2015-2019 period.

  Brazilian Federal Savings Bank – CAIXA

In June 2014 we entered into agreements that totaled approximately R$320.8 million. These agreements were part of PAC 2012-2013 and PAC 2013-2014 selections made by the Ministry of Cities, intended for the performance of works under Tietê Project, the Metropolitan Water Program and water supply and sewage treatment works in the Municipalities of Hortolândia and Itatiba.  The loans are repayable within 24 years, with a four-year grace period, subject to interest rates indexed to the TR (benchmark interest rate), plus 6% per year and a management fee of 1.4% p.a. and a risk rate of 0.3% p.a.

2014 Management Report

  Brazilian Development Bank (BNDES)

In June 2014, we entered into an agreement involving approximately R$61.1 million intended for the works under the Metropolitan Water Program in the Municipality of Santana de Parnaíba. This agreement was part of PAC 2013-2014 selection made by the Ministry of Cities. This financing is repayable within 108 months, with a 36-month grace period, and bears financial charges equivalent to TJLP (long-term interest rate) + 1.76% p.a.

Additionally, BNDES subscribed and paid-in 13 debentures out of the 42 under the 3rd series of the 18th issuance of debentures, in the total amount of R$35.8 million. The remaining balance is scheduled to be subscribed by 2016.

Additional information on loans and financing are available in the Company´s Reference Form available only in Portuguese version at www.sabesp.com.br/investidores, menu Informações Financeiras e Operacionais – Formulário de Referência e IAN.

Capital Markets

In June 2014, the Company made the 19th issuance of debentures in the total amount of R$500.0 million, in a single series, maturing in June 2017, pegged to the CDI rate plus an interest rate ranging from 0.80% to 1.08% per year. The resulting proceeds intended for the payment of financial commitments maturing in 2014 and 2015.

Additional information on debts with the capital markets are available in the Company´s Reference Form available only in Portuguese version at www.sabesp.com.br/investidores, menu Informações Financeiras e Operacionais – Formulário de Referência e IAN.

Stock Market

Although the tariff adjustment process, eagerly awaited by the market, has been completed in April 2014, Sabesp’s shares over the year reflected the unpredictability of the effects of the severe drought that, since the end of 2013, has affected the region where the Company operates.

Thus, shares and ADRs depreciated by 35.7% and 44.5% over 2013, closing the year at R$17.01 and US$6.29, respectively. During the same period, the Ibovespa (São Paulo Stock Exchange index) dropped by 2.9% while the Dow Jones appreciated by 7.5%. As a result of this performance, the Company´s market value, which, in 2013, was R$18.1 billion declined to R$11.6 billion in 2014. The book value per share was R$19.46 as of December 31, 2014.

2014 Management Report

Sabesp’s shares are traded in 100% of BM&FBovespa trading sessions and handled an annual financial volume of R$7.5 billion in 2014. In the US market, the Company closed the year with 169.9 million outstanding ADRs. The annual financial volume traded at NYSE in 2014 remained in line with 2013, at US$5.7 billion.

In 2014 Sabesp continued to be monitored by the market financial institutions.

Dividends

Under our bylaws, common shares are entitled to mandatory minimum dividends corresponding to 25% of profit for the year, obtained after the deductions required or permitted under the law, and can be paid as interest on shareholders’ equity.

In 2014, Sabesp paid R$537.5 million in dividends as interest on shareholders’ equity for FY 2013, corresponding to roughly R$0.78633094301 per common share and a dividend yield of 3.0%.

In 2014 the Board of Directors approved the proposal for the payment of interest on shareholders’ equity totaling R$252.3 million, or R$0.36913009306 per common share and a dividend yield of 2.2%, to be paid within up to 60 days after the Annual Shareholders' Meeting where the 2014 accounts will be submitted for approval.

Debt of Municipalities Served on Wholesale Basis

The municipalities of Guarulhos, Mauá and Santo André are served with treated water on wholesale basis by Sabesp, however, currently, Guarulhos does not pay the bill, Mauá pays around 2% of the bill and Santo André nearly 15% of the account. The unpaid amounts are claimed in court and Sabesp has been receiving favorable court decisions.

In addition, the municipality Mauá also owes to Sabesp the investments made by the Company and not indemnified upon the resumption of services by referred municipality. Sabesp filed a lawsuit against Mauá and the courts sentenced this municipal government and SAMA (Mauá’s municipal water and sewage company) to pay the debt. A final and unappealable court decision was issued and Sabesp started the court-ordered collection; however, the Municipality of Mauá filed an action for relief from judgment in an attempt to annul the decision favorable to Sabesp. The lawsuit is pending judgment.

Referring to the municipality of Diadema, which also had debts related to the failure to pay water bills at wholesale and resumed and non-indemnified assets, in March 2014, Sabesp assumed the direct rendering of water supply and sewage services, as part of the judicial settlement to solve the debts. For details, see Note 9 to the financial statements.

2014 Management Report

Related Parties

On March 18,  2015, the Company, São Palo State government and the Water and Electricity Department (DAEE), and the Sanitation and Water Resources, as intervening party, signed a Term of Agreement, in order to adjust the undisputable amount of debts related to pension and retirement supplementary benefits referred to by São Paulo State Law 4819, of August 26, 1958, paid by the Company and not reimbursed by the State. The current amount of the agreement is R$1.01 billion, out of which R$696.2 million relating to the principal amount and R$316.0 million relating to inflation adjustment to the principal through February 2015. For details, see Note 31 c) to the financial statements.

Financial-Economic Performance

In 2014, the Company disclosed a net income of R$903.0 million.

Net income Track Record

In 2014, net operating revenue remained steady, totaling R$11.2 billion, with a slight decline of 0.9% over 2013.

Net operating revenue track record

2014 Management Report

Gross operating revenue declined by R$634.6 million, or 6.7%, compared to 2013, basically due to the adoption of the Water Consumption Reduction Incentive Program since February 2014 and accordingly, a decrease of 2.2% in water and sewage billed volume, with an impact not offset against the tariff adjustment of 3.1% applied since December 2013.  The tariff repositioning index of 6.5%, applied in December 2014, has impact on revenue only as of January 2015.

Water and sewage billed volume (1) per user category - millions of m3

	Water			Sewage			Water + Sewage
	2013	2014	%	2013	2014	%	2013	2014	%
Residential	1,565.6	1,548.6	(1,1)	1,299.1	1,292.7	(0.5)	2,864.7	2,841.3	(0.8)
Commercial	175.4	172.6	(1,6)	163.4	162.4	(0.6)	338.8	335.0	(1.1)
Industrial	39.4	38.9	(1,3)	44.4	43.0	(3.2)	83.8	81.9	(2.3)
Public	54.6	51.7	(5,3)	42.5	39.9	(6.1)	97.1	91.6	(5.7)
Total retail	1.835.0	1,811.8	(1,3)	1,549.4	1.538.0	(0.7)	3,384.4	3,349.8	(1.0)
Wholesale	299.0	256.8	(14,1)	29.7	24.2	(18.5)	328.7	281.0	(14.5)
Total	2,134.0	2,068.6	(3,1)	1,579.1	1,562.2	(1.1)	3,713.1	3,630.8	(2.2)

(1) Unaudited

Water and sewage billed volume (1) per region - millions of m3

	Water			Sewage			Water + Sewage
	2013	2014	%	2013	2014	%	2013	2014	%
Metropolitan Region	1,206.9	1,172.4	(2.9)	1,029.2	1,005.4	(2.3)	2,236.1	2,177.8	(2.6)
Regional Systems (2)	628.1	639.4	1.8	520.2	532.6	2.4	1,148.3	1,172.0	2.1
Total retail	1,835.0	1,811.8	(1.3)	1,549.4	1,538.0	(0.7)	3,384.4	3,349.8	(1.0)
Wholesale	299.0	256.8	(14.1)	29.7	24.2	(18.5)	328.7	281.0	(14.5)
Total	2,134.0	2,068.6	(3.1)	1,579.1	1,562.2	(1.1)	3,713.1	3,630.8	(2.2)

(1) Unaudited

(2) Composed of the coast and interior regions

In 2014, the costs of products and services rendered, administrative and selling expenses, and construction costs increased by 13.6% (R$1.1 billion). If we exclude the effects of the construction cost, the increase was 11.3%. Costs and expenses represented 82.9% of net revenue in 2014 from 72.3% in 2013.

For additional information on the breakdown and changes in costs and expenses, see our Press Release available on the Company´s websitewww.sabesp.com.br/investors, Operational and Financial Information item in the top menu.

Adjusted EBITDA decreased by 27.2% from R$4.0 billion in 2013 to R$2.9 billion in 2014, and the adjusted EBITDA margin reached 26.0% from 35.4% in 2013. If we exclude the effects of revenue and construction cost, the adjusted EBITDA margin ends up in 34.4% in 2014 (44.6% in 2013).

2014 Management Report

Adjusted EBITDA and Adjusted EBITDA Margin Track Record

Reconciliation of Adjusted EBITDA9 (Non-accounting measurements)

	2014	2013	2012	2011	2010
Profit	903.0	1,923.6	1,911.9	1,380.9	1,630.4
Finance income (costs)	635.9	483.2	295.7	633.0	378.8
Depreciation and amortization	1,004.5	871.1	738.5	768.7	552.2
Income tax and social contribution	371.8	732.0	635.7	498.1	662.7
Other operating income (expenses), net[10]	3.5	(3.3)	23.2	90.3	(1.6)
Adjusted EBITDA	2,918.7	4,006.6	3,605.0	3,371.0	3,222.5
Adjusted EBITDA margin	26.0	35.4	33.6	34.0	34.9
Construction revenue	(2,918.0)	(2,444.8)	(2,464.5)	(2,224.6)	(2,130.6)
Construction cost	2,885.5	2,394.5	2,414.4	2,177.0	2,081.1
Adjusted EBITDA less revenues and construction cost	2,856.2	3,956.3	3,554.9	3,323.4	3,173.0
Adjusted EBITDA margin less revenues and construction costs	34.4	44.6	43.0	43.2	44.7

9 The Adjusted EBITDA (“Adjusted EBITDA”) corresponds to the net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal tax on income); (iii) financial results and (iv) other net operating expenses. The Adjusted EBITDA is neither a measurement of financial performance according to the accounting practices adopted in Brazil, the IFRS - International Financial Reporting Standards or USGAAP (accounting principles generally accepted in the United States), nor should be considered individually or as alternative to the net income, as measurement of operating performance, or alternative to the operational cash flows, or measurement of liquidity. The Adjusted EBITDA does not have a standardized meaning and the Company’s definition of Adjusted EBITDA may not be compared to those adopted by other companies. The Company’s Management believes that the Adjusted EBITDA provides a useful measurement of its performance, which is broadly used by investors and analysts to assess performance and compare peers. Other companies may calculate the Adjusted EBITDA different from our means. The Adjusted EBITDA is not an integral part of the financial statements.

The Adjusted EBITDA aims at reporting an operational economic performance index. Sabesp’s Adjusted EBITDA corresponds to the net income before net financial expenses, income tax and social contribution (federal tax on income), depreciation and amortization and other net operating expenses. The Adjusted EBITDA is not a financial performance index recognized by the Brazilian Corporatie Laws’ methodologyLaws and should not be considered individually noror as an alternative to net income as an operational performance index, nor as an alternative to operational cash flows or as liquidity index. Sabesp’s Adjusted EBITDA works as an overall economic performance index and is not affected by debt restructuring, fluctuations in interest rates, changes in the tax burden or levels of depreciation and amortization. As a result, the Adjusted EBITDA works as an adequate instrument for a regular comparison of the operational performance. In addition, there is another formula to calculate the Adjusted EBITDA which is adopted in clauses of few financial commitments. The Adjusted EBTIDA allows a better understanding not only of the operational performance but also of the capacity to meet the Company’s obligations and raise funds for investments in capital goods and working capital. However, the Adjusted EBITDA has limitations preventing it from being used as profitability index, because it does not take into account the costs resulting from Sabesp’s activities or other costs that may considerably affect its profit, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

10 Other net operating expenses mainly refer to the write-offs of property, plant and equipment, provision for intangible assets loss, loss related to economically unfeasible projects minus revenue from sale of property, plant and equipment, public notices sales, indemnities and refund of expenses, fines and sureties, property lease, reusedreuse water, Pura and Aqualog’s projects an servicesAqualog.

2014 Management Report

External Audit

Sabesp complies with the principles of independence with respect to services provided by the external auditor, namely: an auditor cannot audit his or her own work; an auditor cannot function in the role of management, and an auditor cannot serve in an advocacy role for his or her client. Deloitte Touche Tohmatsu Auditores Independentes is the auditor for Sabesp since the review of the quarterly financial information as at September 30, 2012. In this period, it has audited financial statements, quarterly financial information, and financing projects. In 2014, the fees paid for these services by Sabesp totaled R$1.2 million, of which 93.9% corresponds to the audit of the financial statements. Deloitte Touche Tohmatsu Auditores Independentes does not audit any of our investees. While providing audit services, the external auditors did not provide non-audit services to the Company.

Internal controls

The internal controls are evaluated on a structured and systematic basis since 2005, based on the parameters established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 and the Control Objectives for Information and Related Technology (COBIT).

Annually, the evaluation of internal controls is revaluated considering both eventual new risks associated to the preparation and disclosure of the financial statements and possible significant changes in computer processes and systems.

2014 Management Report

The controls, which are tested by the Company’s independent unit, cover the procedures about the accuracy of accounting records; the preparation of the financial statements in accordance with effective standards; and the proper authorization of the transactions related to acquisitions, use and disposal of the Company’s assets.

The review on the effectiveness of internal control environment in 2013, as prescribed by Section 404 of Sarbanes-Oxley Law, was completed in April 2014 and no material deficiencies were identified, similarly to previous years. The 2014 tests will be completed in April 2015.

2014 Management Report

ENVIRONMENTAL SANITATION IN PURSUIT OF SUSTAINABILITY

Sabesp’s environmental management, ruled by the guidelines proposed in its Environmental Policy, is inherent to the rendering of sanitation services and the essence of its businesses. Focused on consolidating the environmental culture, the Company prioritizes the in-house and external dissemination of the knowledge and experiences related to the good environmental practices. These are actions included in the corporate environmental management programs, which rely on the involvement of employees, community and partnership with non-governmental organizations.

In 2014, R$29.8 million were invested in environmental programs and projects, directly related to the development and implementation of corporate environmental management programs, as well as the  Rational Water Use Program – Pura. Other investments and expenses related to environmental protection are included in the total amount of operating expenses and investments reported herein.

 Environmental Management System and ISO 14001 Certification

Aiming at improving the operating management, by inserting the environmental issue in the Company’s processes in an integrated and corporate manner, in 2009,  Sabesp established a program to gradually implement an Environmental Management System (EMS) at the sewage treatment stations (STS) and water treatment stations (WTS), reinforcing the process of changing the culture under development at the Company, which inserted the environmental management to the corporate guidelines.

The EMS was structured based on ISO 14001 standard, as it is internationally recognized by the market, also considering the Company’s intention of certifying the sewage and water treatment stations. The EMS was implemented in 95 stations and under phase of implementation in another 34 stations, totaling 129 stations.

Sabesp, understanding the need of accelerating the implementation of EMS, made a strategic realignment of the Program in 2014, aiming at implementing the  SGA in all sewage and water treatment stations until 2024.

Therefore,  SABESP will start adopting a mixed model from  2015. The ISO 14001 model will be kept at the certified stations, and may be expanded according to the Business Units’ strategy, while for other stations, Sabesp’s owned model will be adopted (SGA-SABESP).

Until March 2015, Sabesp had 51 stations certified by ISO 14001. Considering the new scenario presented, the scope of certifications was reviewed and SABESP obtained recommendation for 14001 re-certification of 35 stations, as of April 2015.

In the period between 2009 and 2014, approximately R$30 million were disbursed for the program. This amount aimed at improving the management requirements and stations’  infrastructure, offering greater operating safety to minimize risks, accidents and generation of environmental liabilities, besides stimulating the development of preventive actions.

2014 Management Report

Climate changes and greenhouse gas emission management

Currently, the climate changes represent one of the great global challenges to be faced, and sanitation is one of the sectors highly impacted by the effects of climate change and the extreme events related thereto.  Sabesp,  aware of its responsibility and the need of playing its role within this context , has been advancing in the development of its Greenhouse Gas Emission Corporate Management Program  – GHG, in line with the guidelines of the Climate Change State Policy ,  the objective of which is to reduce and manage gases emissions.

The GHG emissions annual inventories and the promotion of operational improvement actions and control of  GHG emissions are important work fronts of the Company’s initiative.

These guidelines are in agreement and they aim at meeting PEMC, both referring to the mapping of main sources of emissions, and the survey and dissemination of actions with potential reduction of GHG emissions.

In 2014, Sabesp concluded the corporate inventory of GHG of 2013, totaling 2,154,407 tCO2e,   the 7th inventory since 2007, observing the principles and requirements of NBR ISO 14.064:2007 Part 1 standard and the GHG Protocol Brazilian Program.

The trend seen in previous inventories continues with sewage collection and treatment activities as the highest sources of GEE emissions, accounting for approximately 89% of total. The electricity’s share is 10% and other activities account for nearly 2%.

Among the actions to reduce emissions, we point out the project developed in partnership with the municipal government of Botucatu and the Agronomy College of Unesp. We refer to the work called “Transforming Sludge into Organic Fertilizer and Decreasing the Generation of Greenhouse Gases”, winner of the 8th Ozires Silva Sustainable Entrepreneurship Award, under the Environmental Entrepreneurship for Large-Sized Companies category, recognized nationwide.

The system foresees drying 22 tonnes/day of sludge and add tree barks and tree pruning remains, so that to transform the raw material, with high phosphorus and nitrogen content into an organic fertilizer appropriate for agricultural use. Besides this aspect, the process uses solar energy and promotes the most adequate processing of material under aerobic conditions and at the generation place, thus, reducing by 80% the need of transportation and minimizing the generation of greenhouse gases by approximately 76 tonnes of CO2e/month.

Sabesp also seeks to develop initiatives aiming at incorporating the generation of renewable energy into its processes, as additional alternatives to the conventional electric system. An example is the pilot study , which has been conducting a diagnosis to install a vertical wind turbine in an operating unit located in the district of Sapopemba, in the city of São Paulo.

In 2014, for the 9th consecutive time, Sabesp participated in the CDP - Carbon Disclosure Project - Climate Change, an international standardization and organization initiative through which the companies release their results on GHG emissions under inventory, as well as other aspects of the climate change management.

2014 Management Report

Water resources management and water sources protection

Sabesp is involved in and takes actions at several levels of the Water Resources National System, through the work of approximately 160 of its employees, from different company units, under corporate coordination. At the Water Resources National System level, we have a seat in the Plenary Session of the National Water Resources Council and seats in three of this Council’s technical chambers; we are also represented in the Plenary Session and the technical chambers of the four federal committees with jurisdiction in the State of São Paulo. At the State System level, we are represented in the seven technical chambers of the State Water Resources Council and we have a seat in the Plenary Session of the 21 state water basins committees and technical chambers, where we prioritize our contribution to the Planning, Sanitation and Water Use Billing chambers.

Also aimed at improving the management of water resources we are monitoring the gradual implementation of the water use billing instrument (its main raw material), which is the instrument that aims at raising everyone’s awareness of the economic value of water, the importance of using water rationally, and which grants part of the funds necessary to implement the actions planned by the members of the water resources to the recovery and preservation of water resources . We are also actively involved in the discussions about the classification of bodies of water, which is the forum where each basin committee can set an arrangement for water quality goals linked to its preponderant uses.

Both these major management instruments are directly related to our business. In 2014, the Company disbursed  R$40.7 million, paid to the State and the Federal Government, for the use of the water from the Paraíba do Sul river, Piracicaba river, Capivari river, and Jundiaí river basins, the Sorocaba and Médio Tietê rivers,  the Baixada Santista rivers, Alto Tietê and Baixo Tietê rivers basins. The beginning of the charging for water use in other river basins in the State of São Paulo is expected for the period 2015-2016.

Sabesp, reinforcing the relevance of its participation in the preservation of water resources, owns and maintains areas inside preservation units, which we inspect and monitor, and where we sponsor studies on biodiversity conducted by universities and non-governmental organizations – NGOs in social and environmental studies within the scope of its assets and water basins where their reservoirs are inserted.

These are four reserves, namely: Morro Grande Reserve (municipality of Cotia), Rio Claro Reserve (municipalities of Salesópolis and Bertioga), Capivari Farm (municipality of São Paulo) and São Francisco Reserve (municipality of São Sebastião).

Besides these protected areas, Sabesp has been maintaining two forest nurseries since 1990, to produce native species tree saplings to conduct the riparian forest restoration and recovery projects nearby water sources supplying the metropolitan region of São Paulo. The largest nurseries are installed at Jaguari dam of the Cantareira system, in the municipality of Vargem, and another one installed at the Alto Cotia water treatment station (WTS), in the municipality of Cotia.

2014 Management Report

During 2014, we executed educational voluntary actions to recover vegetation, planting approximately 21,000 tree saplings.

Regarding to the water use permits and environmental licensing, all our plants are currently licensed under the Corporate Programs to Obtain and Maintain Water Resource Usage Right Permits and Environmental Licensing. We have filed use permit requests for all water uses with the relevant managing agency, many of which have already been granted and other are under analysis at the Water and Electricity Department (DAEE) and the National Water Agency (ANA). The Corporate Program associated with the licensing of STS, WTS and sewage pumping stations is in progress, and estimated to be concluded until 2017.

Concerning the new projects, the obtainment of licenses and grants for the right of water use is already included in their life cycle, i.e., a new project only begins with its environmental regular standing.

Sabesp Environmental Education Program – PEA

The Sabesp Environmental Education Program (PEA Sabesp) is composed of a set of Environmental Educational actions and projects within the corporate scope, concerned with changing the culture of employees and community.

Currently, these actions demonstrate even more necessary in order to provide information to the population, clarify doubts and emphasize everyone’s collaboration to reduce consumption and rationally use water. In addition, sanitary and environmental educational actions enable the population’s appropriate use of sanitation equipment available and the achievement of business targets to serve the population.

Many of these projects came from local initiatives and then were expanded at the Company and pass on concepts, in a fun, interactive way, through theater, dance, music, mimes, drawing workshops, manuals, exhibits, fish repopulation, forestation, stream, river and beach cleaning, guided tours to treatment stations, educational lectures, etc. There are mainly aimed at children and young adults, public and private school students, teachers, and low-income communities.

The main actions and projects are Clubinho Sabesp, the Rational Water Use Program (PURA), the Sabesp Millennium Day, Navega São Paulo, Abraço Verde, Prol, Ecopoints, Sabesp 3Rs, Community Involvement, Sabesp of All Colors, Green Life, Futurágua, Clean Beach, and Small Scientists, amongst others.

In 2014, we conducted almost 3,000 lectures at schools, communities and businesses, reaching an audience of 560,000 people. We also organized nearly 2,000 guided tours to our facilities to approximately 58,000 visitors.

In 2014 we published the book “40 years of Sanitary and Environmental Education in Sanitation”, aiming at registering and disseminating a sample of these actions comprehensiveness, whether through its effective insertion in people’s daily lives, changing behavioral standards and promoting improved life quality, whether due to its potential reach referring to the preservation of environment and natural resources.

2014 Management Report

Good environmental practices in administrative areas

With a view to promoting the management of solid waste generated in Sabesp’s administrative activities, the Sabesp 3Rs Corporate Program  is based on the concepts of Reduction, Re-utilization and Recycling.

This program, implemented in 2008, started to be developed from the need identified of organizing and standardizing the various selective collection initiatives carried out by different units of the Company. Therefore, a business procedure was prepared which defines the guidelines to manage such waste and establishes the standard methodology for the selective collection implementation phases, temporary storage and responsible destination in charge of waste managed by Sabesp’s administrative activities, pursuant to prevailing laws and in partnership with waste collector cooperatives.

Additionally, through Environmental Education practices and by means of employees’ qualification and outsourced workers’ training, the program stimulates the adoption of responsible consumption and waste minimization habits, both within the corporate environment and socially speaking.

In 2014, we sent approximately 310,000 tonnes of solid waste generated by administrative activities and trained nearly 250 employees for the program’s management and monitoring. Since the inception of the Program, more than 1,655 tonnes of waste have already been disposed appropriately from the social and environmental viewpoint, by training approximately 1,800 professionals among employees and outsourced workers.

Another initiative is the Social and Environmental Seal for 206 purchase specifications of Sabesp, granted by the State Program of Sustainable Public Contracts. We achieved 30% of the foreseen target – the certification of 700 specifications – in view of the need of making technical changes in the seal issue process, required by the Environmental State Department. Enacted by State Decree nº 50,170/05, the seal signals to the supplying market the São Paulo State’s intention of adjusting its consumption profile to the sustainable development international guidelines. Sabesp’s bidding procedures do not allow the participation of entities interdicted by environmental crimes, pursuant to Article 10 of Law 9,605/98, which provides criminal and administrative sanctions deriving from conduct and activities harmful to the environment. In bidding is required to the

Bidder the issuing of a statement that it will be used only wood products and by-products of exotic origin or legal native origin in executing the works and engineering services.

2014 Management Report

Sabesp’s contractual instruments also have clauses requiring the compliance with legal federal, state and municipal provisions, which interfere in the execution of works and/or services, pointing out the compliance with the environmental laws.

The Outsourced Services Studies of the São Paulo State Government – Specific Social and Environmental Instructions are also applied. This study establishes the implementation of environmental actions by means of training the contractor’s employees and awareness of all those involved, especially pointed out in Technical Specifications and obligations of Sabesp and Contractor.

2014 Management Report

VALUING EDUCATION IN THE CONSCIOUS USE OF WATER

Sabesp’s commitment with legitimacy, ethics, transparency and respect for people and environment, guides its socially responsible performance and its business decisions. Thus, we adopt the assumption that the positive impacts a company may exercise in the value chain contribute to the social development of population under its influence. In a scenario susceptible to climate changes and low water availability, Sabesp assumed the challenge of stimulating the changes of behavior contributing to the rational and conscious use of water. In this regard, Sabesp launched in 2014 the Guardião das Águas Program (Water Guardian), which reinforces the need of gathering all employees in a network to raise the awareness of customers, communities, institutions, condominiums and children towards limited water resources.

The corporate citizenship principles guide the sustainability actions among those with whom the Company maintains contact, reinforcing its commitment with society. In this regard, we establish business guidelines related to the social and environmental sustainability and the valuation of human capital, in line with our Code of Ethics and Conduct, in pursuit of the sustainable development, integrated management, respect for human rights, diversity and improved life quality. The social responsibility trespasses the Company and is reflected in its strategic objective of fomenting the citizenship practices that promote the relationship between Sabesp, volunteers and community. This a broad set of commitments incorporated into the organizational culture, the business strategies and the ethical way of conducting the operations.

Aware of the relevance of volunteer work and its benefits for the community in general, Sabesp created in 2009 the Corporate Volunteering Program, as way of recognizing the volunteers at the Company, who promptly react when they are called due to emergency needs or structured projects.

We support and encourage the compliance with UN’s eight millennium goals, which are part of our Corporate Volunteering Program consisting of approximately 1,100 volunteers and its main vector are the United Nation’s “Eight Millennium Development Goals”, with emphasis in ODM 7 – Life Quality and Respect of Environment. Within this perspective, 150 facilitators were training with the objective of disseminating their knowledge, thus, creating a citizenship network, whose projects were added to Sabesp’s Volunteer Management Program to control the indexes. Supported by volunteers’ work and their results in 2014, the volunteer actions interconnected with the Guardião das Águas Program, contributing to the community’s environmental education. Sabesp’s major social and environmental campaign in 2014 referred to the water focused on “water saving as a way to avoid water shortage”, including tips and advices for consumers about not wasting water.

Once more, Sabesp participated in the Winter Clothing Campaign organized by FUSSESP – São Paulo State Solidarity and Social and Cultural Development Fund, inspired by the campaign’s motto “Good clothing is to give away”, and with over 2.1 million items collected, 170 events, benefiting 280 entities and 52,000 families. These initiatives are in line with our Code of Ethics and Conduct, which values the respect towards society and customer, the environment, people, integrity, competency and citizenship.

2014 Management Report

Volunteer adhesions and institutional programs

In the social area, we point out the maintenance of voluntary adhesions to citizenship actions and global pacts. For the seventh consecutive year, we renewed the certificate granted by Fundação Abrinq – Save the Children, for Sabesp’s projects targeting children, such as the Clubinho Sabesp, the Apprentice Program and the Child Citizen Institute (ICC). To know more about these projects, check our Sustainability Report.

Sabesp is also a signatory of the United Nations Global Compact, which promotes the sustainable growth and the citizenship, aligning its activities to the human rights, labor, environmental protection and anti-corruption principles of Ethos Institute for Business and Social Responsibility.

Local communities

The worsening of water crisis led the Company to potentialize its relationship with community, seeking to more and more strengthen the dissemination of conscious use of water, the proper use of sewage network, waste disposal and the preservation of water sources areas.

The Guardiões das Águas network now is the Company’s flagship, we point out the field day about the conscious use of water at schools, leaders’ meetings with community, besides several educational actions in partnership with Bradesco, in Cidade de Deus, Osasco and other two bank’s branches in Alphaville, to disseminate the concept “Water: the life energy” and activities of the  Rational Water Use Program – Pura.

Also by means of the Guardião das Águas Program, teams comprised by the Company’s technicians visited thousands of households. In addition, the awareness action was accompanied by distribution of water tanks to socially vulnerable households, earning income of up to three minimum wages and facing water shortage caused by low or none reservation at their houses. The objective was to adjust the households’ reservation capacity to the ABNT rules and maintain supply for until 24 hours. In partnership with the São Paulo State Government, 700 units were distributed by February 2015. In addition, millions of customers in the metropolitan region of São Paulo received low-flow faucets, which allow to reduce consumption as much as 20%.

Aware of depriving communities, Sabesp also develops other cultural and sports initiatives and promotes citizenship, such as (i) the educational leisure, reservoirs previously closed now are open for adjacent community; (ii) the inclusive culture, which in partnership with  the Association of the Visually Impaired Friends (ADEVA), offers an inclusive movie session (including subtitles and audio-description) at Sabesp movie theater, free of charge (iii) the Cadê Você (Where are You?”) Project conceived by the Mara Gabrilli Institute and sponsored by Sabesp, and seeks to identify individuals with disabilities, living in the poorest communities in São Paulo city, to bring them information on the main services in the areas of health, work, sports, accessibility, education, and legal;  besides supports, sponsorships and culture incentive through Rouanet Law, amongst others.

2014 Management Report

We conduct an annual satisfaction survey with our customers, always using the same methodology, which allows us to compare the performance of different business units throughout different periods. Our goal is to enhance customer services based on the survey’s results. In 2014, we maintained a general satisfaction with the Company at 80%. 5,850 people were interviewed in the entire State of São Paulo, where out of 10 respondents, 8 stated they were “satisfied” or “very satisfied” with services. This good result was due to the dedication and efforts endeavored by Sabesp’s technicians to meet their customers’ demand amid a scenario of water crisis which affects Brazil’s southeast region, especially the metropolitan region of São Paulo.

LABOR PRACTICES AND DECENT WORK

Sabesp, consistent with its corporate and prospective strategy in relation to future scenarios, defined in its Strategic Plan, among business guidelines, the development of  human capital as a competitive advantage  in order to achieve goals, such as the sustainable universal services and liable for water and sewage services, develop solutions to address the restrictions raised by water shortage, which has motivated the Company to develop alternatives to reduce risks and the impacts over the rendering of services to population.

The qualification and expertise of professionals in the sanitation business have been  decisive for results obtained. It was also necessary to involve and commit several stakeholders in convergent efforts. In this case, people management played a relevant role, with coordinated actions and strict control of personnel indicators and intensifying the development of leaders with vision of the future, on an integrated and entrepreneurship basis, adding efforts so that the Company could seek alternative and innovative solutions to provide quality answers to society.

Sabesp invests in a model of People Management Skills, stimulating the development of critical skills for businesses. Once adopted, our people management model has been improving aiming at offering to Sabesp a value proposal to employees, capable of improving their commitment with the organization’s objectives and strategy. In this concern, we especially point out its integrated processes: the continued education, the career management, life quality, climate management and human resources services.

Taking into account the Corporate Governance, Sabesp’s bylaws set forth that all decisions related to the “Personnel Policy”, such as the definition of staff, career plan and salaries, the collective bargaining agreement, the opening of selection process and the profit sharing program, must be resolved by the Board of Directors and approved by controlling bodies of the State of São Paulo.

Sabesp conducts the recruiting and selection process through civil-service examination for employees, trainees and apprentices, so that to comply with specific laws, ensuring the hiring of qualified professionals, prepared to work in several positions at the Company. Seven civil-service examinations were conducted between 2011 and 2014, organized by Carlos Chagas Foundation– FCC to fill in 1,013 vacant positions of employees, 1,117 apprentices and 2,838 trainees.

2014 Management Report

Sabesp has a Bank of Opportunities, accessible to all employees and matches interests by means of in-house reallocations.

In 2014, Sabesp started the process of merging Empresa de Água e Esgoto de Diadema S.A., a subsidiary of SANED – Companhia de Saneamento de Diadema concessionaire of sanitation services in the municipality of Diadema. Aiming at aligning SANED’s professionals with Sabesp’s strategies, culture and competencies, the employees were interviewed to analyze current activities and their classification into Sabesp’s current Career and Salary Plan. The effective reallocation of these employees to Sabesp is estimated for 2015.

Since we are a mixed-capital corporation, people management has different characteristics from only government or private companies. On the one hand, the staff must answer to decisions of the State of São Paulo’s controlling bodies, and on the other hand, it is considered highly strategic for business, where the decision-making process has a direct impact on the quality of services rendered, as well as results for the government and other shareholders. In this regard, the area’s planning and control are essential to ensure qualified professionals who believe and share the Company’s mission.

In December 2014, Sabesp had 14,753 employees, ruled by Brazilian Labor Laws (CLT), the male gender prevails (80%), high school educational (50%), white ethnic group (82%), over 40 years of age (76%). Employees work 18 years on average at the Company and the return rate of 86 women who were on maternity leave stood at 78% in 2014.

The turnover ratio in 2014 was mainly concentrated among professionals above 55 years and hiring and dismissal over the past three years remained in line.

Besides the permanent personnel, development opportunities are offered to 942 trainees and 559 young apprentices, with learning and qualification activities aiming at their inclusion in the labor market. Sabesp executes services agreements, relying on approximately 7,478 outsourced workers.

The Company complies with prevailing laws as to the right to reserve job vacancies, offered in the public selection process for disabled people. In 2014, 74 job positions were filled under these conditions, 74.3% employees physically impaired, 17.6% employees hearing impaired and 8.1% visually impaired. We maintain agreements with associations, through which 145 disabled people work in our service branches, activity to which they receive over 108 hours of previous training.

2014 Management Report

Salary Policy

Sabesp adopts a Salary Policy which seeks the internal and external balance. Therefore, surveys are yearly carried out with specialized external advisors, so that to attract and retain qualified professionals necessary for the proper services rendering.

Until May 2014, Sabesp considered two regional salary bases, different from each other by  20% and of the 2014-2015 collective bargaining agreement, it started to adopt a single salary base.

The Career and Salary Plan (PCS) is structured so that to attract, retain and rewarding good employees, recognizing overachievers, and fostering continuing skill progress, thus helping to build competitive edges in the environmental sanitation sector. The PCS is aligned with Skill-based People Management, which consists of the following guidelines: manage human resources more independently and flexibly; follow the best market’s practices; include actions to attract and retain good employees; pay compensation according to the market’s average and recognize the employee’s qualification efforts. This model enables to attracting, retaining and developing qualified and committed professionals, offering careers prospects and compensation compatible with the market.

Employees’ compensation is composed of base salary, corresponding to the job position, bonus, if designated to a managerial or leadership/supervision position, as well as by all benefits granted by the Company. The managerial and leadership duties are assigned according to the complexity and the characteristics of activities directed and supervised, indicators – number of employees under leadership/supervision, municipalities serviced, water/sewage connections and geographic area coverage. By means of Y career, the PCS allows mobility and the professional ascension of undergraduate employees in two directions, one technical and the other one managerial, so that the technical employee at more advanced stage of his/her career may continue specializing in his/her technical area, with possibility of receiving compensation corresponding to a managerial career.

As variable compensation, Sabesp adopts the Profit Sharing Program (PPR) aligned with the compliance with strategic targets and involving everyone in a single objective. The PPR aims at stimulating and recognizing the employees’ efforts to outpace targets and indicators set out in the Strategic Plan. Over the years, the program has been evolved in terms of scope, forms of distribution and indicators, always aiming at aligning the criteria to the Company’s strategies. It is yearly negotiated with the unions, the general guidelines of which are set forth by Federal Law n° 10,101/2000 and State Decree n° 59,598/2013.

Sabesp’s employees are distributed in 364 municipalities operated, accounting for 56.4% of the São Paulo State’s municipalities. The proportion between the smallest salary and the minimum wage paid at the Company is 1.90, without any base salary difference for men and women.

2014 Management Report

Benefits

Sabesp adopts a policy of maintaining benefits consistent with those practiced in the market, which contributes to improve employees’ life quality. This policy also enables to attracting professionals, retaining talents and improving performance.

Legal benefits: night-shift premium, paid weekly rest, overtime, premium for unhealthy work, hazardous work pay, day-care assistance, special day-care assistance, uniform cleaning,  remote duty and transportation ticket.

Other practices: social welfare, group life insurance, supermarket/drugstore card.

Benefits Granted by the Company: meal ticket, snack at extraordinary hour, staple basket, Christmas basket, Children Center – CCI, job stability, additional sick pay, vacation bonus, health care and private pension plan (Fundação Sabesprev). It is worth mentioning that the health care and private pension plan benefits have been discussed by the Company, requiring studies to analyze the impacts and support the decision on these issues.

•           The Health Care Plans administered by Sabesprev have been revised by Economic Research Institute Foundation – FIPE, evaluating the possibility of improving the inactive employees’ plans.

•         Employees until July 2010, had access to a single defined benefit (BD) private pension plan. In view of its characteristics, this plan recorded a relevant actuarial deficit. The National Superintendence of Supplementary Private Pension - PREVIC approved the proposal to extinguish BD plan and create a new plan under the Defined Contribution mode (CD). Currently, this matter is under judgment, and the Defined Benefit Plan – G1 remains with 8,670 active beneficiaries and the Defined Contribution Plan - Sabesprev Mais with 5,188 beneficiaries.

Skill-and Performance-Based Assessment

The Skill- and Performance-Based Assessment is an important managerial tool which foments the continued communication between manager and his team, besides identifying the level of skill development and performance of employees related to business strategies. The assessment cycle targets all employees, every year, allowing to equalize expectations between manager and employee. The possibility of employee’s career ascension relies on the skill-and performance-based assessment results and the budgetary availability. It is worth mentioning that the skill-and performance-based assessment goes beyond promotion issues, enabling a perception of the organizational climate, identify performance gaps and define development individual plans. In the last cycle, 3,640 employees were promoted and 42,332 development commitments were established.

2014 Management Report

Union Freedom and Collective Bargaining Agreement

Sabesp seeks to be proactive in its relationship with professional associations, prioritizing ethics and harmony. Also consistent with corporate governance principles, the Company encourages and supports its employees to participate in professional associations, as a full exercise of their rights. This also foments the individual development and collaborate to maintain a good organizational climate. Out of total employees, approximately 70% are voluntary Union members.

The Unions represent employees at the Company, at the proportion of one Union leader for each 478 employees. Main Unions at the Company are: SINTAEMA - the São Paulo State Water, Sewage and Environmental Workers’ Union, SINTIUS Workers Union of Urban Industries of Santos, Santos coast region, south coast and Vale do Ribeira, SEESP – Engineers Union in the State of São Paulo, SASP - the São Paulo Lawyers’ Union, SINTEC - the São Paulo State High School Industrial Technicians’ Union and others. These entities play their role actively not only claiming improvements, but also giving opinions on corporate issues. The collective bargaining process takes place every May and issues are discussed directly with workers unions, without the employer’s union intervention. The Company conducts negotiations with responsibility and transparency, valuing the healthy dialogue with Union entities. They also hold meetings at any time in order to discuss reasonable proposals aiming at meeting employees’ expectations and they maintain a positive agenda with leaderships, aiming at mitigating the usual restrictions of this relationship, however, in observance to its financial capacity and governmental guidelines.

In the 2011-2014 period, the answer to claims prioritized relevant issues referring to labor relations, in line with the best market’s practices.

Besides Unions, other entities and associations gather employees with different objectives, enabling greater participation and integration.

In labor relations, our challenge is to maintain a contingency plan encompassing strategies and attitudes ensuring continued production processes. This requires a stimulating and synergic environment so that business leaderships and employees’ representatives show to be endeavored to always find conciliatory solutions for any differences.

Occupational health and safety

To preserve health and develop a culture of safety is priority at Sabesp’s people management. To minimize risks and zero accidents during working process are the main challenges, converging integrated actions towards preservation of health. Sabesp has been improving occupational health and safety prevention programs in order to ensure and improve professional activities, adding and incorporating life quality. Amongst other, the main actions developed are: the improved rules standardization, the Environmental Risk Prevention Program, the Occupational Health Medical Control Program, the Employees’ Vaccination Program and corrective actions.

2014 Management Report

The integration of programs developed and investments made in occupational health and safety over the past years contributed to the gradual reduction by 16% in the number of accidents in the period.

Life Quality

The Life Quality – Live Happy Program aims at offering the opportunity to, by means of cultural change, assimilate the relevance of having a healthy life. The program has prevention characteristics, supporting and encouraging personal habits and life styles which promote health and wellbeing, also contributing to improved work environment.

In order to direct the corporate actions to life quality, Sabesp’s Employees Life Style Mapping was conducted and 6,274 employees participated (40% of permanent employees), whose results allowed to conclude that, implementing two corporate actions related to food education and prevention against sedentary lifestyle,  it is possible to contribute to control and prevent chronic diseases, such as obesity, hypertension, diabetes, high cholesterol and stress, thus, reducing these risks.

In 2014,  the higher emphasis was the fight against sedentary lifestyle, promoting the regular practice of physical activity, such as, for instance:

•       The Challenge Day: a worldwide physical activity campaign held every last Wednesday of May, a day dedicated to the life quality. Consisting of more than 200 activities that include spots matches, dance, gymnastics, power walking and others, Sabesp added more than 22,600 participants in the Challenge Day between 2011 and 2014.

•       Arrangements with Fitness Gyms: Employees and dependents have discounts in the monthly fees of 23 accredited fitness gyms.

Several other corporate actions are regularly conducted to promote changes of behavior, life style and raise the health concern: the Blood Donation Campaign in 2014 resulted in a total of 1,270 blood bags collected, Pink October and Blue November: these are breast and prostate awareness and prevention campaigns where several Sabesp buildings were illuminated with the corresponding colors and we have taken other important actions, such as information lectures, video screenings, and testimonial talks about the importance of prevention and early diagnosis.

Training and education

Sabesp was one of the pioneers to adopt the concept of corporate education in Brazil and naturally transformed into influencers of its continued evolvement. The Sabesp Corporate University has been an ideal tool for the professional development, so that Sabesp is able to adapt to a complex scenario and several transformations of the sanitation sector and the Brazilian economy. In order to make feasible its programs, UES adopted a learning architecture which mixes on-site methods and self-development, practices to share knowledge and distance education.

2014 Management Report

A company with operations geographically distributed, such as Sabesp, the distance education plays a relevant role in the process of disseminating knowledge and collectively exchange information. With an annual list of approximately 500 distance courses in different formats, Sabesp offers 35,000 participations/year on average. The  number of participants has been growing yearly and the proportion of those attending distance courses already achieved 52% of total attendances in 2014.

The Qualification and Development Plan is prepared yearly– PCD, addressing the technical and operational demands focused on environment, water resources, sustainability, environmental sanitation, solid waste, environmental laws, environmental education, safety, quality, social and environmental responsibility and compliance. Another source of analyzing needs is the Development Individual Plan – PID a product of the Skill-and Performance-Based Assessment, where after the feedback at the end of each assessment cycle, manager and employee establish a development plan for the next prevailing period. As a result of two cycles of Skill-and Performance-Based Assessment, 83,000 development commitments were generated directing the UES’ qualification and development programs.

The University has a subsidy program aiming at raising education to answer with expertise to the organization’s technical demands, pointing out MBA/graduate studies, technical professional courses, languages, educational agreement and professional certification. The average number of hours of training/employee in 2014 was 72.7h.

Strengthening Sabesp Leadership

The Sabesp Corporate University (UES) is liable for developing leaders continuously preparing the organization for business challenges. The highlight among UES’s actions is the Management Excellence Program– PEG aiming at developing our leaders, whose main challenge is to help reaching sustainable, responsible universal water and sewage services. This activity aims at contributing to implement an entrepreneurship culture, focused on result-driven management, people valuation and development, incentive to creativity and innovation in work processes. Between 2012 and 2014, we formed three classes, comprising 370 leaders.

The need to replace our current leaders and the fact that 50 % of our officers will retire in the next five years, required us to prepare their successors. Our Succession and Career Program aims at developing a new generation of leaders, culturally aligned and ready to face competition and ensure the business sustainability. The company’s main challenge in this program was to build a successor development process consistent with and in line with the market’s best practices, offering a competitive edge in these professionals’ qualification. The results obtained are already translated into the ascension of 19 professionals (22% of participants), who assumed managerial positions between 2011 and 2014. Aiming at structuring other members of the Succession Program, an assessment process was conducted in 2014 which resulted in the selection of 78 professionals. This time, the emphasis was the appointment of new successors by Sabesp’s units, valuing the perception of potential leadership detected by respective areas’ managers.

2014 Management Report

Another drive to development is the Coaching process where leaders have the opportunity to reflect and review skills and challenges and from action plans, improve the most varied capabilities to achieve their goals, in line with the Company’s mission. Up to date, 180 leaders underwent the executive coaching.

The direction conferred to the leadership programs considers the sanitation activity external plan, which has daily becoming more competitive with the presence of domestic and international competitors with new and higher requirements from granting authorities, regulatory authorities and the society in general. Therefore, the evolvement of this sector challenges leaders to find new answers to new questions – and managers of the future need to be thus qualified.

Knowledge Management

This is an essential process for the intellectual exchange amongst individuals, so that to build a collective knowledge asset to meet as much as possible the business’ objectives and involves the participation of qualified and experienced professionals. Among the knowledge management practices of Sabesp Corporate University, we point out: knowledge centers, Sabesp cooperation network, stimulus to innovation, critical knowledge, monographs, works and technical presentations, travel report and external events, 64 virtual areas and blogs; knowledge center, electronic management of 2,513 documents about working processes, articles from domestic and international training program.

Climate Management

The Organizational Climate Management at Sabesp enables the analysis of the company’s environment and the monitoring of employees’ satisfaction, allowing to identify employees’ motivation in several aspects: leadership, relationship, pride, recognition, amongst others. The latest climate survey took place in the second half of 2013, with 73% participation amongst active employees. Summarizing results, 77% of employees considered Sabesp a good place to work and the average satisfaction index stood at 59%. In 2014, the Company focused the employees’ involvement to prepare action plans, thus, 18 workshops were held, involving 362 participants in focused groups with representatives of the Company’s executive boards.

Our conviction is sustained that climate monitoring and employees' involvement contribute to the development of an efficient people management and the organization’s joint commitment to enable positive results.

Evaluation of suppliers

The Company’s procurement processes are broadly disclosed in our electronic bidding portal, available at our Website, ensuring suppliers equal participation conditions. The relationship with our suppliers is guided by ethics, transparency and social-environmental criteria, reason that we encourage entities with which we maintain business relationship to adhere to the management practices and reduce the greenhouse gas emissions. We are the first government company to implement an electronic procurement process in Brazil. Besides reducing costs, the system offers greater transparency, efficiency and agility to its suppliers and population.

2014 Management Report

Sabesp’s on-line procurement system offers its suppliers same competition and participation conditions, regardless of the place these are installed, besides a relevant reduction of costs, waste and obsolescence.

All the requirements to evidence the compliance with labor liabilities enacted by the bidding laws are applied in our public notices. The agreement contains labor, occupational safety and environmental requirements. The contractor also undertakes to establish partnerships (sub-contractors or outsourced workers) only with companies with social security, labor and tax regular status, being solely liable for any irregular acts of facts practiced by sub-contractor and/or outsourced worker of its behalf, employees or representatives.

Sabesp’s bidding procedures also determine that bidder declares its regular standing before the Ministry of Labor in the observance to the rules forbidding night, hazardous or unhealthy work to those under 18 years of age and any work to those above 16 years, unless under the condition as apprentice, as of 14 years of age. During bidding phase, the failure to comply with such rule results in the bidder’s disqualification and during the contractual performance, any infringement to such rules may also result in contractual termination.

Besides the conditions foreseen in the bidding procedures, the Company has its own qualification process for suppliers and related products to acquire strategic materials, such as chemical products. Suppliers are evaluated in several requirements, amongst them, the production process, from raw material to the end product and aspects related to the social responsibility, such as child labor.

In addition, in order to remove all forms of forced or slave labor, Sabesp:

a) systematically consults the records of the "black list" of the Ministry of Employment and Labor in order to check if Sabesp’s suppliers are using slave labor;

b) requires the bidders interested in participating in bids, or to qualify their products in the Company, declare they do not use slave labor in their production chain and;

c) contractually provides that the contractor will take the responsibility for any use of slave labor in its production chain. Within this context, we point out that, the utilization of forced or compulsory labor is reason for terminating the agreement with Sabesp.

2014 Management Report

AWARDS RECEIVED IN 2014

-      Corporate Sustainability Index (ISE) BM&FBovespa. Sabesp joins this portfolio for the eight consecutive year.

-      “Value 1000” Award – Water and Sanitation Sector, granted by Valor Econômico newspaper.

-      The most influential people in Brazil - 2014, conferred to the former chief executive officer, Dilma Pena by  Época magazine, considered one of 2014’s eminent persons.

-      IT & Government Award – Public e-Administration category, awarded by Fórum Editorial to Siges – Service Orders Computerized Management.

-      Excellence Modern Consumer in Customer Services Award – state government services category, awarded by Consumidor Moderno magazine to  the customer service of regional systems executive board

-      One of 100 most innovative companies in IT - Brazil, conferred by IT Mídia, in partnership with PricewaterhouseCoopers (PwC) to Sabesp, ranked in the 50th position.

-      Best Brazilian Sanitation Company, according to the ranking prepared by Spanish consulting firm Merco (Business Reputation Monitor) in partnership with Ibope Inteligência, which lists the 100 most reputed companies in Brazil.

-      Sanitation Quality National Award (PNQS) 2014, conferred by the Brazilian Association of Sanitary and Environmental Engineering (Abes):

•              Level I – Bronze trophy: Vale do Paraíba business unit

•              Level II – Gold trophy: Mooca and  Interlagos regional management units

•              Level II – Silver trophy: São Mateus regional management unit

•              Level III – Platinum trophy: Santo Amaro regional management unit

-      São Paulo Management Quality Award PPQG/2014, organized by the São Paulo Management Quality Institute (IPEG):

•              Level III – State Governor Trophy: Billings regional management unit

•              Level II – Gold Medal: Santo Amaro regional management unit

-      One of the 15 priority works for Brazil’s development, granted according to a study issued by KPMG, independent auditors, auditing companies to PPP São Lourenço.

-      Anefac 2014 Transparency Trophy– publicly-held companies with turnover above R$5 billion, awarded by the National Association of Finance Executives (Anefac) to Sabesp’s financial statements.

2014 Management Report

-      SP 2014 Highlights CIO Award, conferred by IT4CIO Network Technology to Sabesp’s TI Superintendent, Mr. Osvaldo Antonio Pazianotto, due to his influence on the information technology sector.

-      DatacenterDynamics Awards 2014 National Champion in two categories:  innovation in medium datacenter and leadership in the public sector, awarded by Datacenterdynamics to Sabesp’s data center.

-      Winner in the Sanitation Ranking 2014, awarded by Instituto Trata Brasil to the city of Franca with the basic sanitation best indexes (water supply; sewage collection and treatment; losses; investments/collection).

-      2nd position in the Benchmarking Ranking of Companies with the Best Sustainability Practices in Brazil, awarded to  Sabesp by Benchmarking Brasil, recognized as benchmark in the management of sustainability practices.

-      3rd Most Reliable Institution, conferred by Brazilian institute of Public Opinion and Statistics (Ibope) to Rede Nossa São Paulo, São Paulo citizens’ recognition to Sabesp for its services rendered with quality.

2014 Management Report

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2014 and 2013

Amounts in thousands of reais

Assets	Note	December 31, 2014	December 31, 2013
Current assets
Cash and cash equivalents	7	1,722,991	1,782,001
Trade accounts receivable	9 (a)	1,034,820	1,120,053
Accounts receivable from related parties	10 (a)	121,965	134,855
Inventories		66,487	58,401
Restricted cash	8	19,750	10,333
Recoverable taxes	17 (a)	148,768	87,405
Other accounts receivable		100,664	61,039
Total current assets		3,215,445	3,254,087

Noncurrent assets
Trade accounts receivable	9 (a)	189,458	395,512
Accounts receivable from related parties	10 (a)	102,018	130,457
Escrow deposits		69,488	54,827
Deferred income tax and social contribution	18	209,478	114,030
Water National Agency – ANA	11	122,634	107,003
Other accounts receivable		87,286	94,952

Investments	12	21,223	23,660
Investment properties	13	54,039	54,039
Intangible assets	14	25,979,526	23,846,231
Property, plant and equipment	15	304,845	199,496

Total noncurrent assets		27,139,995	25,020,207
Total assets		30,355,440	28,274,294

The accompanying notes are an integral part of these financial statements..

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2014 and 2013

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2014	December 31, 2013
Current liabilities
Trade payables and contractors		323,513	275,051
Current portion of long-term loans and financing	16	1,207,126	640,940
Accrued payroll and related charges		387,971	314,926
Taxes and contributions	17 (b)	74,138	115,382
Interest on shareholders' equity payable	22 (c)	214,523	456,975
Provisions	19 (a)	625,092	631,374
Services payable	21	318,973	323,208
Public-Private Partnership – PPP	14 (h)	38,047	20,241
Program Contract Commitments	14 (d) (iv)	189,551	77,360
Other liabilities		101,642	116,924
Total current liabilities		3,480,576	2,972,381

Noncurrent liabilities
Loans and financing	16	9,578,641	8,809,134
Deferred Cofins and PASEP		129,351	129,849
Provisions	19 (a)	595,255	549,008
Pension obligations	20 (b)	2,729,598	2,327,016
Public-Private Partnership – PPP	14 (h)	330,236	322,267
Program Contract Commitments	14 (d) (iv)	18,208	88,678
Other liabilities		189,172	145,160
Total noncurrent liabilities		13,570,461	12,371,112

Total liabilities		17,051,037	15,343,493

Equity	22
Capital stock		10,000,000	6,203,688
Capital reserve		-	124,255
Earnings reserves		3,694,151	6,736,389
Other comprehensive income		(389,748)	(133,531)
Total equity		13,304,403	12,930,801
Total equity and liabilities		30,355,440	28,274,294

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Income for the

Years ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	Note	2014	2013

Net operating income	25	11,213,216	11,315,567
Operating cost	26	(7,635,599)	(6,816,263)

Gross profit		3,577,617	4,499,304

Selling expenses	26	(736,608)	(637,103)
Administrative expenses	26	(924,359)	(729,117)
Other operating income (expenses), net	28	(3,488)	3,296
Equity results	12	(2,453)	2,465

Operating profit before financial result		1,910,709	3,138,845

Financial expenses	27	(712,293)	(602,910)
Financial income	27	422,732	386,110
Foreign exchange result, net	27	(346,305)	(266,446)

Financial expenses, net		(635,866)	(483,246)

Profit before income tax and social contribution		1,274,843	2,655,599
Income tax and social contribution
Current	18 (d)	(437,417)	(742,578)
Deferred	18 (d)	65,557	10,538
		(371,860)	(732,040)
Profit for the year		902,983	1,923,559
Earnings per share - basic and diluted (in reais)	23	1.32	2.81

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Comprehensive Income for the

Years ended December 31, 2014 and 2013

Amounts in thousands of reais

	Note	2014	2013
Profit for the year		902,983	1,923,559
Other comprehensive income		(256,217)	325,284
Items which will not be subsequently reclassified to the statement of income:
Actuarial gains and (losses) on defined benefit plans	20 (b)	(256,217)	325,284
Total comprehensive income for the year		646,766	2,248,843

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Changes in Equity for the

Years ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

				Earnings Reserves
	Note	Capital stock	Capital reserve	Legal reserve	Investments reserve	Additional dividends proposed	Retained earnings	Other comprehensive income	Total
Balances as of December 31, 2012- restated		6,203,688	124,255	616,814	4,690,619	80,201	-	(458,815)	11,256,762
Net income for the year		-	-	-	-	-	1,923,559	-	1,923,559
Actuarial gains (losses)	20(b)	-	-	-	-	-	-	325,284	325,284
Total comprehensive income for the year		-	-	-	-	-	1,923,559	325,284	2,248,843
Legal reserve	22 (e)	-	-	96,178	-	-	(96,178)	-	-
Interest on shareholders’ equity (R$0.6684 per share)	22 (c)	-	-	-	-	-	(456,845)	-	(456,845)
2012 additional dividends, approved (R$1.99 per share)		-	-	-	-	(80,201)	-	-	(80,201)
Additional proposed dividends	22 (c)	-	-	-	-	80,620	(80,620)	-	-
Withholding income tax on interest on shareholders’ equity attributed as minimum mandatory dividends		-	-	-	-	(37,758)	-	-	(37,758)
Transfer to investments reserve		-	-	-	1,289,916	-	(1,289,916)	-	-
Balances as of December 31, 2013		6,203,688	124,255	712,992	5,980,535	42,862	-	(133,531)	12,930,801

Net income for the year		-	-	-	-	-	902,983	-	902,983
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	(256,217)	(256,217)
Total comprehensive income for the year		-	-	-	-	-	902,983	(256,217)	646,766
Legal reserve	22 (e)	-	-	45,149	-	-	(45,149)	-	-
Interest on shareholders’ equity (R$0.3138 per share)	22 (c)	-	-	-	-	-	(214,458)	-	(214,458)
2013 additional dividends, approved (R$0.6684 per share)		-	-	-	-	(42,862)	-	-	(42,862)
Additional proposed dividends	22 (c)	-	-	-	-	37,846	(37,846)	-	-
Withholding income tax on interest on shareholders’ equity attributed as minimum mandatory dividends		-	-	-	-	(15,844)	-	-	(15,844)
Capitalization of reserves		3,796,312	(124,255)	-	(3,672,057)	-	-	-	-
Transfer to investments reserve		-	-	-	605,530	-	(605,530)	-	-
Balances as of December 31, 2014		10,000,000	-	758,141	2,914,008	22,002	-	(389,748)	13,304,403

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2014 and 2013

Amounts in thousands of reais

	December 31, 2014	December 31, 2013
Cash flow from operating activities
Profit before income tax and social contribution	1,274,843	2,655,599
Adjustments for:
Depreciation and amortization	1,004,471	871,073
Residual value of property, plant and equipment and intangible assets written-off	48,248	28,498
Allowance for doubtful accounts	139,589	103,864
Provisions and inflation adjustment	236,122	202,730
Interest calculated on loans and financing payable	379,489	390,039
Inflation adjustment and foreign exchange gains (losses) on loans and financing	443,414	340,492
Interest and inflation adjustment losses	17,900	18,401
Interest and inflation adjustment gains	(36,227)	(7,671)
Financial charges from customers	(195,948)	(234,138)
Margin of fair value on intangible assets arising from concession	(62,520)	(50,248)
Provision for Consent Decree (TAC)	52,008	22,518
Equity results	2,453	(2,465)
Provision from São Paulo agreement	(23,306)	3,168
Provision for defined contribution plan – SABESPREV MAIS	8,395	9,167
Pension obligations	289,294	260,003
Other adjustments	43,543	(33,576)
	3,621,768	4,577,454
Changes in assets
Trade accounts receivable	363,343	(11,515)
Accounts receivable from related parties	42,670	5,586
Inventories	(8,699)	(6,133)
Recoverable taxes	(148,578)	31,016
Escrow deposits	4,528	(1,669)
Other accounts receivable	(47,590)	(13,868)
Changes in liabilities
Trade payables and contractors	(85)	(15,454)
Services received	19,071	(65,883)
Accrued payroll and related charges	21,037	47,594
Taxes and contributions payable	28,383	(146,664)
Deferred Cofins/Pasep	(498)	6,118
Provisions	(196,157)	(211,502)
Pension obligations	(172,820)	(158,442)
Other liabilities	(6,946)	(59,211)
Cash generated from operations	3,519,427	3,977,427

Interest paid	(603,563)	(533,362)
Income tax and social contribution paid	(435,612)	(666,883)
Net cash generated from operating activities	2,480,252	2,777,182
Cash flows from investing activities
Acquisition of intangibles	(2,658,857)	(2,305,031)
Restricted cash	(9,417)	54,644
Investment increase	(16)	(369)
Purchases of tangible assets	(89,451)	(30,743)
Net cash used in investing activities	(2,757,741)	(2,281,499)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for  the

Years ended December 31, 2014 and 2013

Amounts in thousands of reais                                                                                                                                                                                                                  (continued)

	December 31, 2014	December 31, 2013

Cash flows from financing activities
Loans and financing
Proceeds from loans	1,258,101	1,779,529
Payments of loans	(529,535)	(1,780,673)
Payment of interest on shareholders' equity	(467,469)	(498,669)
Public-Private Partnership – PPP	(4,189)	(13,809)
Program Contract Commitments	(38,429)	(116,034)
Net cash generated by (used in) financing activities	218,479	(629,656)

Decrease in cash and cash equivalents	(59,010)	(133,973)

Represented by:
Cash and cash equivalents at beginning of the year	1,782,001	1,915,974
Cash and cash equivalents at end of the year	1,722,991	1,782,001
Decrease in cash and cash equivalents	(59,010)	(133,973)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Value Added for the

Years ended December 31, 2014 and 2013

Amounts in thousands of reais

	Note	2014	2013
Revenues
Operating income	25 (a)	8,905,335	9,540,021
Other income		123,718	64,272
Construction of assets	14 (c)	2,918,036	2,444,735
Allowance for doubtful accounts	9 (c)	(139,589)	(103,864)
		11,807,500	11,945,164
Inputs purchased from third parties
Operating and construction costs		(4,567,020)	(4,121,605)
Materials, electricity, outsourced services, and other		(811,889)	(631,894)
Other operating expenses	28	(112,817)	(54,086)
		(5,491,726)	(4,807,585)
Gross value added		6,315,774	7,137,579
Retentions
Depreciation and amortization	26	(1,004,471)	(871,073)
Value added generated by the Company		5,311,303	6,266,506
Value added received in transfer
Equity results		(2,453)	2,465
Financial income		422,157	387,505
		419,704	389,970
Total value added to distribute		5,731,007	6,656,476

Value added distribution
Personnel
Direct compensation		1,290,046	1,179,618
Benefits		515,355	466,760
Severance Indemnity Fund for Employees (FGTS)		139,642	108,388
		1,945,043	1,754,766
Taxes, fees and contributions
Federal		1,368,101	1,747,351
State		70,919	57,311
Municipal		30,983	30,181
		1,470,003	1,834,843
Lenders and lessors
Interest, exchange and monetary variations		1,336,288	1,075,763
Rentals		76,690	67,545
		1,412,978	1,143,308
Shareholders
Interest on shareholders’ equity	22 (c)	214,458	456,845
Retained earnings		688,525	1,466,714
		902,983	1,923,559
Value added distributed		5,731,007	6,656,476

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

1              Operational context

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence  in customer service.

On December 31, 2014, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes; however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. On December 31, 2014, the Company had 366 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Álvares Florence, Cajobi, Embaúba, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$11,328 as of December 31, 2014 (R$11,351 as of December 31, 2013).

As of December 31, 2014, 54 concession agreements had expired and are being negotiated. From 2015 to 2030, 38 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2014, 274 program and services contracts were signed (266 contracts on December 31, 2013).

As of December 31, 2014, the carrying amount of the underlying assets used in the concessions of the municipalities under negotiation totaled R$6,182,431, accounting for 23.80% of total, and the related revenue for the year then ended totaled R$1,951,962 on December 31, 2014, accounting for 16.51% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 49.42% of the gross revenues on December 31, 2014 (51.75% in December 2013) and 42.29% of intangible assets (42.46% in December 2013).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

On June 23, 2010, the State of São Paulo through its Governor, the Municipality of São Paulo represented by its mayor, SABESP as intervening and consenting party and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of December 31, 2014, the carrying amount of the municipality of Santos’ intangible assets was R$205,261 (R$340,530 in December 2013) and gross revenue in the year ended December 31, 2014 was R$231,493 (R$249,393 in December 2013).

Article 58 of Law 11,445/07 determines that precarious and expired concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and are governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Water shortage – SABESP’s operations have been influenced by record high temperatures seen in the metropolitan region of São Paulo, the lowest rainfalls and water inflow over the past 84 years at the reservoirs comprising the Cantareira System, whose level is below the historical series. At the early stage of water shortage, these reservoirs directly supplied approximately 8.8 million people. In order to deal with this situation and maintain a non-stop supply, SABESP is:

•         catching water from the Cantareira System’s technical reserve, i.e., the water availability below the capture by gravity;

•         adopting new economic incentives to stimulate the Greater São Paulo’s households to reduce water consumption;

•         relocating water between the reservoirs in order to supply approximately 2.5 million consumers located in regions historically supplied by the Cantareira System;

•         intensifying advertising campaigns for the rational use of water;

•         investing in operating measures to reduce losses, by expanding sectorization and controlling nighttime pressure in the network;

•         anticipating investments to increase water security.

It is worth mentioning that water reservation capacity relies on several factors, such as rainfalls, temperature and atmospheric humidity, as well as the type and soil humidity in water sources regions.

The water shortage in 2014 and its persistence in 2015 also impacted the Company financially. As a result, since 2014 up to date, the Company has taken decisions to minimize these effects, including rearrangement of investments, expense budget reduction, negotiation of overdue credits (mainly with the São Paulo State government and municipalities serviced on a wholesale basis), implementation of contingency tariff, request for extraordinary tariff revision and other actions.

The Company’s Management expects the funds available in cash on December 31, 2014, totaling R$1,722,991, the operating cash generation estimated for 2015 and the lines of credit available for investments are sufficient to meet its short-term liabilities and not compromise the actions necessary to overcome the water shortage, preserving our consumers’ supply.

Refers to other disclosures about this issue in Note 25 – operating income and Note 31 - events after the reporting period.

The financial statements were approved by the Board of Directors on March 26, 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

2             Basisofpreparationandpresentationofthefinancialstatements

The financial statements of the Company have been prepared in accordance with the IFRS, issued by the International Accounting Standards Board – IASB), and the accounting practices adopted in Brazil and issued by the Brazilian Pronouncements Committee – CPC.

The financial statements have been prepared under the historical cost except for certain financial instruments, which were measured at fair value according to IFRS.

The preparation of financial statements in conformity with IFRS and CPC’s requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3             Summary of Significant Accounting Practices

Main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value, as well as current account overdrafts.

3.2  Financial assets and liabilities

Financial Assets - Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. On December 31, 2014 and 2013, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments category.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Loans and receivables

These comprise receivables, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are presented in current assets, except for those with maturity of more than 12 months after the statement of financial position date (these are classified as noncurrent assets). The Company's loans and receivables include cash and cash equivalents, balances of trade accounts receivable, accounts receivable from related parties, other accounts receivables, receivables from the Water National Agency – ANA. Loans and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

The Company classifies its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities. Classification depends on the purpose to which the financial liabilities were assumed. As of December 31, 2014 and 2013, the Company did not have liabilities classified into the fair value through profit or loss category.

Other liabilities

This category comprises balances payable to contractors and suppliers, loans and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

3.3  Operating income

(a)         Revenue from water and sewage services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade accounts receivable based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company records an allowance for doubtful accounts upon invoicing in revenue reduction account.

The Company recognizes revenue when: i) products are delivered or services are rendered; ii) the amount of revenue can be reliably measured, iii) it is probable that future economic benefits will flow to the Company and iv) it is probable that the amounts will be collected. The amount of revenue is not considered to be reliably measurable until all conditions relating to the sale have been satisfied. Amounts in dispute are recognized as revenue when collected.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)         Construction revenue

Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1) and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled. The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

3.4  Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period. In these cases, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by Management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and current guarantees and it does not expect to incur in additional significant losses.

3.5  Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6  Investment Properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation until these are carried to this group, where applicable, calculated by the straight-line method at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the statement of income when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary. Interest, other financial charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 15(c). Lands are not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the statement of income.

3.8  Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other financial charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition established by the Company.

The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is totally consumed or it is disposed of, whatever occurs first.

Donations in assets to the concession grantor received from third parties and governmental entities to allow the Company to render water and sewage supply services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(a)         Concession arrangements/programs

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage collection services signed with the concession grantor. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)        The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(ii)       The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 “Operating income”.

Intangible assets related to Concession agreements and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, within the agreement term, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension. These investments are amortized by the useful life of asset.

Law 11,445/07 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly. Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b)          Software licenses

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/07, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

3.10  Trade accounts payable and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as noncurrent liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11  Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 16. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Nonconvertible debentures issued by the Company are recognized in a similar manner to borrowings.

3.12  Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit.

3.13  Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accrual basis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

3.14  Profit sharing

The Company's profit sharing plan for its employees is based on operational and financial targets of the Company as a whole. The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating expenses and operating cost.

3.15  Provisions, legal liabilities, escrow deposits, securities deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 19.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

Contingent assets are not recognized in the books.

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contribution.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over adjusted net income. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, according to CPC 32 and IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations. Deferred income tax is determined using tax rates (and laws) effective at the end of the reporting period and expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

3.18  Taxes on revenues

Revenues from water and sewage services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively. Taxes levied on billed amounts to public entities are due when bills are received.

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues. Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

3.19  Pension obligations

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social (“Sabesprev”), a supplementary private pension closely-held entity. The regular contributions comprise the net administrative expenses and are recognized in the statement of income for the period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at the end of the reporting period, less the fair value of the plan’s assets. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

The expenses related to pension plan are recognized in profit and loss of the year as operating cost, selling expenses or administrative expenses, according to employee’s allocation.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the past service cost and actuarial gains and losses. The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

(b)      Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Sabesprev, a supplementary private pension closely-held entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity. The Company has no obligation of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

3.20  Financial income and expenses

Financial income is primarily comprised of interest, inflation adjustments and exchange variations resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing, provisions, public-private partnership, program contract commitments and provisions. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and foreign exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21  Leases

Lease agreements are classified as financial lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases are classified as operational lease, recognized as expenses in the statement of income on a straight-line basis during the lease term.

Financial lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of financial lease agreements are recognized and allocated between financial expenses and amortization of financial lease payables so that to obtain a constant interest rate. The corresponding lessor’s liability is recorded as current and noncurrent debt.

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

3.23  Dividends and Interest on Shareholders' Equity

The Company uses the tax benefits of distributing dividends as interest on shareholders' equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on shareholders´ equity over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting. The tax effects of the interest on shareholders’ equity are recognized in the statement of income of the year, under the same recognition basis.

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25  Statements of value added (DVA)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by the accounting practices adopted in Brazil and reported as supplementary information to the financial statements for the purposes of IFRS.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements. In its first part is presented the wealth generated by the Company representing revenues (gross revenue, including taxes on revenues, other revenues and the effects of the allowance for doubtful account), by services and products acquired from third party (cost of sales and material purchases, electricity and outsourced services, including taxes upon the acquisition, the effects of losses and recovery of assets, depreciation and amortization) and by value added received from third parties (equity share of investment in investee, financial income and other revenues). The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

3.26  Segment reporting

Operating segments are reported in a manner consistent with the Management internal reporting to make strategic decisions, allocate resources and evaluate the operating segment performance.

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes. The segment reporting is detailed in Note 24.

3.27  Translation into foreign currency

(a)      Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been stated in reais and rounded to the next thousand, except where otherwise indicated.

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated by the exchange rate prevailing at balance sheet date.

Foreign exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the statement of income, except for loans and financing referring to property, plant and equipment or intangible assets in progress, where foreign exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices anddisclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2014

New standards and reviews

Standard	Key requirements	Effectiveness date

IFRIC 21 - Levies ICPC 19

The International Financial Reporting Interpretations Committee – IFRIC 21 addresses the issue of when to recognize a tax liability. This interpretation defines tax and specifies that the triggering event originating the liability to pay a tax is the activity generating the payment of tax, as identified by laws. The interpretation provides guidelines on how different types of taxes must be recorded; it particularly clarifies that the economic obligation, as well as the assumption of going concern when preparing the financial statements, does not imply, severally or jointly the present liability to pay a tax which will be generated by the entity’s operations in the future.

January 1, 2014
Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entity CPC 36 (R3), CPC 45 and CPC 35 (R2)

The amendments to IFRS 10 define investment entities and introduce an exception to the requirement of consolidating the subsidiaries of an investment entity. With regard to the exception, an investment entity must measure its interest in subsidiaries at fair value through profit or loss. The exception shall not apply to investment entities’ subsidiaries providing services related to investment entity’s activities.

To be classified as an investment entity, certain criteria must be met. Specifically, an entity will be classified as investment entity when:

•         It receives funds from one or more investors in exchange for investment management services.

•         Its commitment with investor(s) is to invest funds only to obtain return on capital, investment income, or both.

•    Measure and assess the performance of almost all its investments at fair value.

The amendments to IFRS 12 and IAS 27 introduce new reporting requirements for investment entities.

January 1, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Standard	Key requirements	Effectiveness date

Amendments to IAS 32 – Financial Instruments: Offsetting Financial Assets and Liabilities CPC 39

These clarify requirements related to offsetting financial assets and liabilities. Specifically, these amendments clarify the meaning of the expressions “currently has the offset enforceable legal right” and “simultaneous realization and settlement”.

January 1, 2014
Amendments to IAS 36 – Disclosure of the Recoverable Amount of Non-financial Assets CPC 01 (R1)

These exclude the requirement to report the recoverable amount of a Cash-Generating Unit (CGU) to which goodwill or other intangible assets, with indefinite useful lives, were allocated, in case of no impairment or impairment reversal of the related CGU.

Additionally, the amendments introduce additional reporting requirements, applicable when the recoverable amount of an asset or CGU is measured at fair value, loss sale costs. This new reporting includes fair value hierarchy, main assumptions and valuation techniques adopted. These requirements are in line with the reporting under the IFRS 13 – Fair Value Measurements.

January 1, 2014
Amendments to IAS 39 – Financial Instruments: Renewal of Derivatives and Continuation of Hedge Accounting CPC 38

These exempt the mandatory discontinuance of hedge accounting when a derivative, designated as hedge instrument, is renewed under certain circumstances. These amendments also clarify that any change in fair value of derivative designated as hedge instrument, resulting from the renewal, must be included in the evaluation and measurement of the hedge’s effectiveness.

January 1, 2014

Analysis of the impact of the new rules, amendments or interpretations of the rules to the Company:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

IFRIC 21 - Levies

The application of this interpretation did not materially impact reporting or the amounts recognized in the annual financial statements.

Amendments to IFRS 10/CPC 36 (R3), IFRS 12/CPC 45 and IAS 27/CPC 35 (R2) – Investment Entity

Since the Company is not an investment entity (adopting the criteria defined by IFRS 10/CPC 36 (R3)), there were no impacts in the disclosures and in the amounts recognized in the financial statements.

Amendments to IAS 32/CPC 39 – Financial Instruments: Offsetting Financial Assets and Liabilities

The Company evaluated if certain financial assets and liabilities are qualified for offsetting based on the criteria of amended standard and concluded that there are no impacts on the financial statements.

Amendments to IAS 36/CPC 01 (R1) – Reporting of the Recoverable Amount of Non-financial Assets

The application of these amendments did not impact the Company’s financial statements.

Amendments to IAS 39/CPC 38 – Financial Instruments: Renewal of Derivatives and Continuation of Hedge Accounting

Since the Company does not have any derivative submitted to renewal, the application of these amendments do not pose impacts on reporting or on the amounts recognized in the financial statements.

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the new and revised IFRSs below:

IFRS 9                                                         Financial Instruments3

IFRS 14                                                       Deferred Regulatory Accounts1

IFRS 15                                                       Revenue from Contracts with Customers2

Amendments to IFRS 11

/ CPC 19 (R2)                                     Accounting for Acquisition of Interest in Joint Ventures1

Amendments to IAS 16 / CPC 27

and IAS 38 / CPC 04 (R1)                     Clarifications of Acceptable Methods of Depreciation and Amortizatoin1

1 Effective for annual periods beginning on or after January 1, 2016.

2 Effective for annual periods beginning on or after January 1, 2017.

3 Effective for annual periods beginning on or after January 1, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

5             Risk Management

5.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, exposing them to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the periods reported.

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term loans.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$4,363,898 on December 31, 2014 (R$3,715,645 in December 2013). Below, the Company’s exposure to foreign exchange risk:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2014		December 31, 2013
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,231,188	3,270,282	1,181,256	2,767,210
Loans and financing – Yen	48,066,910	1,068,527	41,504,249	926,790
Interest and charges from loans and financing – US$		17,703		14,512
Interest and charges from loans and financing – Yen		7,386		7,133
Total exposure		4,363,898		3,715,645
Financing cost		(17,606)		(17,092)
Total loans in foreign currency (Note 16)		4,346,292		3,698,553

The 18% increase in foreign currency-denominated debt between December 31, 2013 and December 31, 2014 was mainly due to the following:

1)       A 4% increase in US dollar-denominated debt and a 16% increase in Yen-denominated debt; and

2)      Exchange rate changes, since the US dollar appreciated 13%, from R$2.343 on December 31, 2013 to R$2.656 on December 31, 2014. The US dollar-denominated debt accounts for 75% of foreign currency-denominated debts.

As of December 31, 2014, if the Brazilian real had appreciated or depreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes for the year would have been R$436,390 (R$371,564 in December 2013), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of   the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on December 31, 2014 (Liabilities) in US$	1,231,188	1,231,188	1,231,188

US$ rate on December 31, 2014	2.6562	2.6562	2.6562
Exchange rate estimated according to the scenario	2.8000	3.5000	4.2000
Difference between the rates	(0.1438)	(0.8438)	(1.5438)

Effect on net financial result R$ - (loss)	(177,045)	(1,038,876)	(1,900,708)

Net currency exposure on December 31, 2014 (Liabilities) in Yen	48,066,910	48,066,910	48,066,910

Yen rate on December 31, 2014	0.02223	0.02223	0.02223
Exchange rate estimated according to the scenario	0.02334	0.02918	0.03501
Difference between the rates	(0.00111)	(0.00695)	(0.01278)

Effect on net financial result in R$ - (loss)	(53,354)	(334,065)	(614,295)

Total effect on net financial result in R$ - (loss)	(230,399)	(1,372,941)	(2,515,003)

(*) The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after December 31, 2014, according to BM&FBovespa.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2014	December 31, 2013

TR(i)	1,578,250	1,646,546
CDI(ii)	1,712,010	1,212,010
TJLP(iii)	1,059,074	990,273
IPCA(iv)	1,492,320	1,413,629
LIBOR(v)	1,953,989	1,599,815
Interest and charges	133,776	120,839
Total	7,929,419	6,983,112

(i)    TR – Interest Benchmark Rate

(ii)   CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii)  TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv)  IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v)   LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch between the inflation adjustment indices of its debts with those of its service revenues. Water supply and sewage services tariffs do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

As of December 31, 2014, if interest rates on loans and financing denominated in Brazilian reais had been 1% higher or lower with all other variables held constant, the effects on profit for the year before taxes would total R$79,294 (R$69,831 in December 2013) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed customer base.

The maximum exposures to credit risk at the reporting date are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties in the balance sheet date. (See Notes 7, 8, 9 and  10).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment may be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	December 31, 2014	December 31, 2013
Cash at bank and short-term bank deposits
AAA(bra)	1,722,347	1,781,327
Other (*)	644	674
	1,722,991	1,782,001

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during 2014 is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	brAAA
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(c)      Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its Capex and operating expenses needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, by maturities periods, including the installment of principal and future interest to be paid according to the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2015	2016	2017	2018	2019	2020 onwards	Total
As of December 31, 2014

Liabilities
Loans and financing	1,685,090	1,653,018	1,775,960	1,336,078	1,373,623	6,810,293	14,634,062
Accounts payable to suppliers and contractors	323,513	-	-	-	-	-	323,513
Services payable	318,973	-	-	-	-	-	318,973
Public-private partnership -PPP (*)	46,038	46,038	46,038	285,104	285,104	4,658,233	5,366,555
Program contract commitments	199,566	3,233	911	591	801	16,504	221,606

(*) The Company also considered future commitments (constructions in progess) which is still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan and financing agreements including cross default clauses, i.e., the early maturity of any Company’s debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)      Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

December 31, 2014
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	1,604,765	12.4700%(*)	15.5875%	18.7050%
Financial income		200,114	250,143	300,171

Liabilities
CDI	(1,712,010)	12.4700%(*)	15.5875%	18.7050%
Interest to be incurred		(213,488)	(266,860)	(320,231)

CDI net exposure	(107,245)	(13,374)	(16,717)	(20,060)

Liabilities
TR	(1,578,250)	0.0178%(*)	0.0223%	0.0267%
Expenses to be incurred		(281)	(352)	(421)

IPCA	(1,492,320)	6.5300%(*)	8.1625%	9.7950%
Expenses to be incurred		(97,448)	(121,811)	(146,173)

TJLP	(1,059,074)	5.0000%(*)	6.2500%	7.5000%
Interest to be incurred		(52,954)	(66,192)	(79,431)

LIBOR	(1,953,989)	0.4180%(**)	0.5225%	0.6270%
Interest to be incurred		(8,168)	(10,210)	(12,252)

Total net expenses to be incurred		(172,225)	(215,282)	(258,337)

(*) Source: Focus Report – BACEN, December 26, 2014
(**) Source: Bloomberg

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of December 31, 2014 or until the maturity of the contracts, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

5.2 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	December 31, 2014	December 31, 2013

Total loans and financing(Note 16)	10,785,767	9,450,074
(-)Cash and cash equivalents(Note 7)	(1,722,991)	(1,782,001)

Net debt	9,062,776	7,668,073
Total equity	13,304,403	12,930,801

Total capital	22,367,179	20,598,874

Leverage ratio	41%	37%

On December 31, 2014, the leverage ratio increased to 41% from the 37% recorded on December 31, 2013, due to the increase of R$1,335.7 million in loans and financing mainly resulting from the inflow of financial resources in 2014 and loan agreements in progress, as well as the effect of the Real depreciation against the U.S. dollar.

5.3 Fair valueestimates

It is assumed that balances from trade accounts receivable (current) and trade payables to suppliers by carrying amount, less impairment, approximate their fair values, considering the short maturity. Noncurrent trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial Instruments

On December 31, 2014 and December 31, 2013, the Company neither had financial assets classified into the fair value categories through profit or loss, held to maturity and available for sale, nor financial liabilities classified as fair value through profit or loss. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, restricted cash, trade accounts receivable, accounts receivable from related parties, other accounts receivable, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,722,991	1,722,991	1,782,001	1,782,001
Restricted cash	19,750	19,750	10,333	10,333
Trade accounts receivable	1,224,278	1,224,278	1,515,565	1,515,565
Accounts receivable from related parties	223,983	223,983	265,312	265,312
Water National Agency – ANA	122,634	122,634	107,003	107,003
Other accounts receivable	187,950	187,950	155,991	155,991

Financial liabilities

	December 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	10,785,767	10,641,611	9,450,074	9,439,094
Trade payables and contractors	323,513	323,513	275,051	275,051
Services payable	318,973	318,973	323,208	323,208
Program contract commitments	207,759	207,759	166,038	166,038
Public-private partnership - PPP	368,283	368,283	342,508	342,508

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)       Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&FBovespa.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)   BNDES financing are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

These financing have specific characteristics and the terms and conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with IDB and IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate as of December 31, 2014.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate as of December 31, 2014.

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific rate, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded on December 31, 2014.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

6             Main accounting estimates andjudgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, may differ from actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)              Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that management considers sufficient to cover probable losses, based on an analysis of trade accounts receivable, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors. While the Company believes that the estimates used are reasonable, actual results could differ from those estimates.

(b)              Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession agreements. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Note 3.8.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in the useful lives of the intangible assets may have significant impacts on the results of operations.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)              Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers and other proceedings. The Company accrues for lawsuits to which it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated. Judgments regarding future events, the results of which may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 19.

(d)             Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 20.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(e)              Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Pursuant to CPC 32 (IAS 12), the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets probably  will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

7             Cash and Cash Equivalents

	December 31, 2014	December 31, 2013

Cash and banks	118,226	189,836
Cash equivalents	1,604,765	1,592,165
	1,722,991	1,782,001

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.68% of CDI in December 2014 (100.00% in December 2013).

8             Restrictedcash

	December 31, 2014	December 31, 2013

Agreement with the São Paulo municipal government (i)	9,176	7,460
Funds raised with the BNDES (ii)	6,433	-
Other	4,141	2,873
	19,750	10,333

(i)    Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the municipality’s revenue to the Municipal Fund, as per Note 14 (d), item (v);

(ii)   Refers to funds raised with the Brazilian Development Bank – BNDES, awaiting the authorization for use.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

9             Trade  Accounts Receivable

(a)      Financial position balances

	December 31, 2014	December 31, 2013
Private sector:
General and special customers (i) (ii)	852,815	1,008,335
Agreements (iii)	291,367	287,662

	1,144,182	1,295,997
Government entities:
Municipal	533,984	511,967
Federal	4,671	4,292
Agreements (iii)	192,253	167,642

	730,908	683,901
Wholesale customers – Municipal governments: (iv)
Guarulhos	776,674	661,908
Mauá	366,515	327,451
Mogi das Cruzes	2,092	15,430
Santo André	787,305	700,550
São Caetano do Sul	1,779	2,114
Diadema (*)	224,433	210,406

Total wholesale customers – Municipal governments	2,158,798	1,917,859

Unbilled supply	354,678	474,492

Subtotal	4,388,566	4,372,249
Allowance for doubtful accounts	(3,164,288)	(2,856,684)

Total	1,224,278	1,515,565

Current	1,034,820	1,120,053
Noncurrent	189,458	395,512

	1,224,278	1,515,565

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(*) On March 18, 2014, the São Paulo State Government, the municipality of Diadema and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Diadema. Through this contract, the State of São Paulo and the municipality of Diadema have ensured to SABESP (or subsidiary) exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Diadema and Saned – a municipal company. Through these settlements, SABESP, the municipality of Diadema and Saned agree to suspend the execution of suits to collect receivables related to water supply at wholesale and collection of indemnity debt. The debts will progressively decrease throughout a 30-year period, under the condition that there is a full compliance with the agreements and provision of services contract.

This balance is fully accrued as losses.

(i)  General customers - residential and small and mid-sized companies

(ii)       Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus inflation adjustment and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Changes in accounts receivable on a wholesale basis are as follows:

	December 31, 2014	December 31, 2013

Balance at beginning of year	1,917,859	1,677,727
Services provided	375,294	424,018
Receipts	(134,355)	(183,886)

Balance at the end of the year	2,158,798	1,917,859

(b)      The aging of trade accounts receivable is as follows:

	December 31, 2014	December 31, 2013

Current	992,800	1,243,156
Past-due:
Up to 30 days	136,666	191,668
From 31 to 60 days	93,534	105,542
From 61 to 90 days	62,276	60,868
From 91 to 120 days	54,725	51,932
From 121 to 180 days	96,079	90,498
From 181 to 360 days	202,024	149,242
Over 360 days	2,750,462	2,479,343

Total past-due	3,395,766	3,129,093

Total	4,388,566	4,372,249

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where municipalities served are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)      Allowance for doubtful accounts

	December 31, 2014	December 31, 2013

Balance at beginning of year	2,856,684	2,723,408
Private sector/government entities	130,398	93,272
Recoveries	(59,341)	(51,654)
Wholesale customers	236,679	218,687

Additions for the year	307,736	260,305

Write-offs in the year referring to the bad debt	(132)	(127,029)

Balance at end of year	3,164,288	2,856,684

Reconciliation of provision for losses in income	2014	2013

Losses (write-off)	52,900	63,102
Provision for state entities (related parties)	(1,341)	(856)
Provision for private sector/government entities	130,398	93,272
Provision for wholesale supply	16,973	-
Recoveries	(59,341)	(51,654)

Amount recorded as selling expenses	139,589	103,864

Wholesale sales losses, amounting to R$219,706 in 2014 and R$218,687 in 2013, were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

10           Related Parties Balances andTransactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)      Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	December 31, 2014	December 31, 2013
Accounts receivable
Current:
Water and sewage services (i)	96,162	110,615
Allowance for losses (i)	(45,333)	(46,674)
Reimbursement for pension benefits paid -
Gesp (G0) Agreement (ii) and (vi)	43,722	39,201
Reimbursement for pension benefits paid (G0) -
Monthly flow (ii) and (vi)	9,753	9,399
“Se Liga na Rede” (Connect to the Network Program) (l)	17,661	22,314

Total current	121,965	134,855

Noncurrent:
Reimbursement for pension benefits paid -
Gesp (G0) Agreement (ii) and (vi)	102,018	130,457

Total noncurrent	102,018	130,457

Total receivables from shareholder	223,983	265,312

Assets:
Water and sewage services	50,829	63,941
Reimbursement of additional retirement and pension benefits (G0)	155,493	179,057
“Se Liga na Rede” (Connect to the Network Program) (l)	17,661	22,314

Total	223,983	265,312

Liabilities:
Interest on shareholders’ equity payable to related parties	107,784	229,605
Other (see item “g” below)	1,569	1,791

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2014	2013
Revenue from water and sewage services
Water supply	216,816	239,513
Sewage services	195,218	209,585
Payments received from related parties	(431,607)	(453,612)

Receipt of GESP reimbursement referring to Law 4819/58	112,534	110,912

(i)                    Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

An allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts (R$45,333 in 2014 and R$46,674 in 2013).

(ii)                  Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii) with the São Paulo State Government ("GESP" or the "State"), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the Go plan in Note 20 (b) (iii).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets. There is an unfavorable decision to SABESP not yet unappealable. The Company's legal advisors assess the risk of loss in this lawsuit as probable. See additional information in item (vi) below.

(iv)      First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on shareholders' equity declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

(v)           Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008. In December 2012 the last installment was paid.

The State and SABESP agreed on immediately resuming their compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in case of nonpayment of water and sewage bills.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(vi)      Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see item (iii) above) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$218,967 has been paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

(vii)    Controversial Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the disputed reimbursement of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as disputed amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed receivables without dispute.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action, the expectation of which is a possible gain, the Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

The Company's Management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2014 and 2013, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$1,479,705 and R$1,412,479, respectively, including the amount of R$696,283 related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2014 and 2013, the pension benefit obligations of Plan G0 totaled R$2,053,527 and R$1.780.268, respectively. For detailed information on the pension benefit obligations refer to Note 20 (b) (iii).

(b)      Contingent assets - GESP (not recorded)

As mentioned above, on December 31, 2014 and on December 31, 2013, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	December 31, 2014	December 31, 2013
Disputed amounts receivable	783,422	716,196
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)(*)	696,283	696,283
Total	1,479,705	1,412,479

(*) See a significant event occurred after the reporting period regarding this matter in Note 31 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)      Use of reservoirs - EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE. Currently, an arbitration proceeding is in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued a Notice to the Market including the information we have been discussing with EMAE about an eventual future agreement. However, no adjustment was confirmed and no agreement was executed by either party up to date.

(d)      Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)      Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f)                    Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. In 2014, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$9,651 (R$12,879 in December 2013).

As of December 31, 2014, expenses related to personnel assigned by other entities to SABESP totaled R$403 (R$695 in December 2013).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(g)      Services obtained from state government entities

As of December 31, 2014 and 2013, SABESP had an outstanding amounts payable of R$1,569 and R$1,791, respectively, for services rendered by São Paulo State Government entities.

(h)      Non-operating assets

As of December 31, 2014 and 2013, the Company had an amount of R$969 related to free land lent to DAEE (Water and  Electricity Department).

(i)       Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2014 amounted to R$676,071 (R$546,748 in December 2013), according to Note 20 (b).

(j)       Compensation of Management Key Personnel

- Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the São Paulo State Government, the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

Officers' compensation is limited to the compensation of the State Governor, and the Board of Directors' compensation is equivalent to 30 percent of the executive committee' overall compensation, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors and the Executive Committee receive:

- Annual reward:

Equivalent to a monthly fee, calculated on a prorated basis in December of each year.

The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee.

- Bonuses:

SABESP pays bonuses for the purposes of compensating directors and officers of companies over which the State is the controlling shareholder, as an incentive policy, as long as the company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on shareholders' equity. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 percent of the interest on shareholders' equity paid by the company, prevailing the shortest amount.

Expenses related to the compensation to the members of its board of directors and officers amounted to R$3,446 and R$3,386 for the years ended December 31, 2014 and 2013, respectively, and they refer to short-term benefits. An additional amount of R$504, related to the bonus program, was recorded in 2014 (R$566 in December 2013).

(k)      Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S/A, Águas de Castilho S/A, Aquapolo Ambiental S/A and Attend Ambiental S/A to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The contracts signed with SPEs Águas de Andradina S/A and Águas de Castilho S/A were settled. Other agreements signed with Aquapolo Ambiental S/A, on March 30, 2012, and Attend Ambiental S/A, on May 9, 2014, remain with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	5,400	494	5,894	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental	5,629	5,629	2,559	8,188	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	19,000	7,284	26,284	CDI + 1.2% p.a.	4/30/2015
Total	30,029	30,029	10,337	40,366

 (*) The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. Credit facility will be available to the borrower up to December 31, 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The amount disbursed is recognized in Assets under “Other Receivables” and amounts to R$24,400 for principal and R$7,778 for interest recognized in Current Assets and R$5,629 for principal and R$2,559 for interest in Noncurrent Assets. As of December 31, 2014, the balance of principal and interest rates of these contracts is R$40,366 (R$32,058 as of December 31, 2013). Between January and December 2014, financial income recognized was R$5,222 (R$3,977 between January and December 2013).

(l)       Se Liga na Rede (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and      the remaining 20% invested by SABESP, which is also liable for the execution of works. On December 31, 2014, the program total amount was R$67,576 (R$35,513 on December 31, 2013), R$17,661 (R$22,314 on December 31, 2013) recorded in balances receivable from related parties, the amount of R$24,862 (R$9,896 on December 31, 2013) recorded in the group of intangible assets and R$25,053 (R$3,303 on December 31, 2013) reimbursed by GESP.

11            Water National Agency -ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program."

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each contract.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. On December 31, 2014, the balances of assets and liabilities were R$122,634 (R$107,003 on December 31, 2013), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

12           Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity accounting in the following investees:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of December 31, 2014, totaled R$19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S/A, with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On December 31, 2014, the capital of Águas de Andradina totaled R$3,097, divided into 3,096,866 registered common shares without a par value. SABESP holds 30% of its equity interest. The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

On December 31, 2014, the company’s capital was R$770, and was represented by 770,000 registered share without par value. SABESP holds 30% equity interest.

The operations initiated in January 2011.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S/A, with indefinite term, for the purpose of exploring the water supply and sewage public utilities of the municipality of Mairinque.

On December 31, 2014, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds 30% equity interest.

The operations initiated in October 2010.

Attend Ambiental

On August 23, 2010, Sabesp jointly with Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

On December 31, 2014 the capital totaled R$13,400, and was represented by 13,400,000 registered common shares without par value. SABESP holds 45% equity interest. The total of R$11,400, which was recorded under the investee’s shareholders’ equity as advance for future capital increase, was fully paid on March 1, 2013.

The operations started in December 2014.

Aquapolo Ambiental S/A.

On October 8, 2009, the Company, together with the company Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

On December 31, 2014, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

The operations initiated in October 2012.

See below a summary of financial information of the joint-controlled entities:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Equity in the earnings of subsidiaries		Interest percentage		Equity		Profit or (loss) for the year
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Sesamm	9,644	8,239	1,405	2,479	36%	36%	26,788	22,884	3,904	6,885
Águas de Andradina	1,375	1,087	288	336	30%	30%	4,582	3,622	960	1,119
Águas de Castilho	860	619	241	145	30%	30%	2,866	2,064	802	484
Saneaqua Mairinque	809	931	(122)	209	30%	30%	2,697	3,102	(405)	695
Attend Ambiental	-	2,707	(2,707)	(1,672)	45%	45%	(111)	6,016	(6,127)	(3,715)
Aquapolo Ambiental	7,948	9,506	(1,558)	968	49%	49%	16,220	19,400	(3,180)	1,976
Total	20,636	23,089	(2,453)	2,465			53,042	57,088	(4,046)	7,444
Other investments	587	571
Overall total	21,223	23,660

13           Investmentproperties

On December 31, 2014, the balance of “Investment properties” is R$54,039 (December/2013 – R$54,039). On December 31, 2014 and 2013, the market value of these properties is approximately R$350,000 and R$296,000, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

14           IntangibleAssets

(a)      Financial position balances

	December 31, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible right arising from:
Agreements – equity value (i)	8,983,492	(1,614,221)	7,369,271	8,578,886	(1,499,096)	7,079,790
Concession agreements – economic value (ii)	1,679,042	(397,782)	1,281,260	1,529,096	(342,950)	1,186,146
Program contracts (iii)	7,338,985	(1,959,832)	5,379,153	6,473,507	(1,804,940)	4,668,567
Program contracts – commitments (iv)	808,662	(105,753)	702,909	693,029	(79,709)	613,320
Services contract – São Paulo (v)	12,916,939	(1,930,553)	10,986,386	11,555,381	(1,430,778)	10,124,603
Software licenses	326,045	(65,498)	260,547	209,156	(35,351)	173,805
Total	32,053,165	(6,073,639)	25,979,526	29,039,055	(5,192,824)	23,846,231

(b)      Changes

	December 31, 2013	Additions	Contract renewal	Provision for losses	Transfer	Write-offs and disposals	Amortization	December 31, 2014
Intangible assets arising from:
Agreements – equity value (i)	7,079,790	693,960	(165,093)	(1,598)	(34,011)	(14,542)	(189,235)	7,369,271
Concession agreements – economic value (ii)	1,186,146	150,647	-	-	(57)	(496)	(54,980)	1,281,260
Program contracts (iii)	4,668,567	878,947	165,093	(2,919)	(122,940)	(9,726)	(197,869)	5,379,153
Program contracts – commitments (iv)	613,320	115,632	-	-	-	-	(26,043)	702,909
Services contract – São Paulo (v)	10,124,603	1,264,861	-	(30,352)	112,507	(23,162)	(462,071)	10,986,386
Software licenses	173,805	132,734	-	-	-	-	(45,992)	260,547
Total	23,846,231	3,236,781	-	(34,869)	(44,501)	(47,926)	(976,190)	25,979,526

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012 Restated	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2013
Intangible assets arising from:
Agreements – equity value (i)	6,896,194	647,318	(310,844)	(6,690)	(3,458)	(142,730)	7,079,790
Concession – economic value (ii)	1,109,936	126,853	-	82	(86)	(50,639)	1,186,146
Program contracts (iii)	3,819,172	733,796	310,844	4,789	(2,390)	(197,644)	4,668,567
Program contracts – commitments (iv)	571,091	65,040	-	-	-	(22,811)	613,320
Services contract – São Paulo (v)	9,568,487	975,913	-	177	(21,939)	(398,035)	10,124,603
Software licenses	2,646	201,399	-	5,155	-	(35,395)	173,805
Total	21,967,526	2,750,319	-	3,513	(27,873)	(847,254)	23,846,231

In 2014, the Company signed formalized contracts with the municipalities of Itapevi, Jaborandi, Lucélia, Parapuã, Piedade, Rosana, Registro and Diadema, all of them with a 30-year term. See information about the agreement with Diadema in Note 9 (a).

(c)      Construction services

	2014
	Water supply	Sewage services	Total
Construction revenue	1,204,380	1,713,656	2,918,036
Construction costs incurred	1,181,596	1,673,920	2,855,516
Margin	22,784	39,736	62,520

	2013
	Water supply	Sewage services	Total
Construction revenue	1,011,412	1,433,323	2,444,735
Construction costs incurred	988,281	1,406,206	2,394,487
Margin	23,131	27,117	50,248

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(d)      Intangible arising from concession agreements

The Company operates concession agreements covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession arrangements set out rights and obligations relative to the exploration of assets related to the public service (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2014, the Company operated in 364 municipalities in the State of São Paulo (363 in 2013). In most of these contracts operations are based on 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP).

Intangible rights arising on concession agreements include:

(i)     Service concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts. The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

(ii)           Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2014 and 2013 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services. The amortization of the assets acquired until the dates of signatures of the program contracts is calculated according to the straight-line method, which considers the assets’ useful lives. Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (30 years) or during the useful lives of underlying assets, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

On December 31, 2014, amortization expenses related to the commitments of the program contract were R$26,043 (R$22,811 in December 2013).

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$189,551 and R$77,360 on December 31, 2014 and 2013, respectively) and noncurrent liabilities (in the amount of R$18,208 and R$88,678 on December 31, 2014 and 2013, respectively). In 2014, the annual rate of 8.06% was applied (WACC) to calculate the present value adjustment of these contracts.

(v)     Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for an another 30-year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality of São Paulo grant to Sabesp the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to provide such service and charge the respective tariff for this service;

2. The State and the Municipality sets forth ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services;

3. The evaluation model of the contract was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments and the opportunity cost of investors and the creditors of Sabesp’s were considered in the cash flow analysis;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

5. The agreement provides for investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to Sabesp’s execution shall be compatible with the activities and programs foreseen in the state, municipal sanitation plans, and where applicable, the metropolitan plan. The investment plan is not definite and will be revised by Managing Committee every four years, especially as to investments to be made in the following period;

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue and delinquency in the period, recognized in profit or loss, as operating cost;

7. The opportunity cost of the investors and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

Referring to the recovery through tariff, mentioned in item 6 above, of transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, ARSESP issued in April 2013, the Resolution no. 413, postponing the application of Resolution no. 407 until the conclusion of the tariff revision process, the transfer to the bill of services of amounts referring to the municipal charges which were stipulated in Resolution no. 407. The postponement to apply Resolution no. 407 was due to a request by the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

On April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/14-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no. 092/14-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo Statement Government and SABESP.

By means of Resolution 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into by the São Paulo Municipal Government, the São Paulo State Government and SABESP postponing authorization for the transfer to the bill of the services related to the legally established municipal fees that, by force of the Program Agreements and Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The agreement represents 49.42% of the total revenue of the Company on December 31, 2014, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

(e)      Capitalization of interest and other financial charges

In 2014, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets during the construction period for qualifying assets totaling R$278,265 (R$205,012 in December 2013), during the period of the construction.

(f)       Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Therefore, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2014 and 2013 the margin was 2.3%.

Construction margin for 2014 and 2013 was R$62,520 and R$50,248, respectively.

(g)      Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result  expropriations are recorded as concession intangible assets after the transaction is completed. In 2014, the total amount related to expropriations was R$13,200 (R$61,102 in December 2013).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(h)      Public-Private-Partnership (PPP)

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia

S/A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private- partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2014 and 2013, the amounts recognized as intangible asset related to PPP were R$404,447 and R$415,619, respectively.

In relation to the obligations assumed by the Company on December 31, 2014 and 2013, the balances in current liabilities were R$38,047 and R$20,241, and under noncurrent liabilities were R$307,991 and R$322,267, respectively. The annual discount rate of 8.06% was applied in 2014, to calculate the present value adjustment of this contract.

São Lourenço Production System

SABESP and the special purpose entity CAB-Sistema Produtor São Lourenço S/A composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the Public-Private Partnership agreements of São Lourenço Production System.

The 25-year services agreement, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, works and maintenance of the São Lourenço Production System, has an estimated amount of R$6.0 billion, which started on April 2014.

As of December 31, 2014, the carrying amount recorded in the Company’s intangible assets, related to this PPP, was R$22,756, and liabilities assumed totaling R$22,245 was recorded as noncurrent liabilities.

(i)       Works in progress

The amount of R$5,180 million is recorded under intangible assets as works in progress on December 31, 2014 (R$6,498 million in December 2013), and, in 2014, the major projects are located in the municipalities of  São Paulo, Praia Grande and São José dos Campos, totaling R$2,219, R$229 and R$253, respectively.

(j)       Amortization of intangible assets

The amortization average rate totaled 3.8% in 2014 and 3.9% in 2013.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(k)      Software license

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), which includes the implementation of administrative/financial module and the commercial module.

15           Property, Plant andEquipment

(a)      Financial position balances

	December 31, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land	100,533	-	100,533	88,332	-	88,332
Buildings	74,235	(31,720)	42,515	54,187	(30,233)	23,954
Equipment	299,921	(152,999)	146,922	202,498	(130,665)	71,833
Transportation equipment	14,051	(6,438)	7,613	13,856	(5,961)	7,895
Furniture and fixtures	16,556	(9,432)	7,124	17,060	(10,239)	6,821
Other	688	(550)	138	1,201	(540)	661
Total	505,984	(201,139)	304,845	377,134	(177,638)	199,496

(b)      Changes

	December 31, 2013	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2014
Land	88,332	-	12,201	-	-	100,533
Buildings	23,954	28,407	(8,561)	-	(1,285)	42,515
Equipment	71,833	58,002	42,481	(280)	(25,114)	146,922
Transportation equipment	7,895	1,481	(707)	-	(1,056)	7,613
Furniture and fixtures	6,821	1,187	(29)	(39)	(816)	7,124
Other	661	374	(884)	(3)	(10)	138
Total	199,496	89,451	44,501	(322)	(28,281)	304,845

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012 Restated	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2013
Land	88,328	-	4	-	-	88,332
Buildings	25,561	-	(133)	(216)	(1,258)	23,954
Equipment	69,633	24,678	(1,358)	(350)	(20,770)	71,833
Transportation equipment	6,615	4,096	(1,795)	-	(1,021)	7,895
Furniture and fixtures	6,187	1,458	(5)	(59)	(760)	6,821
Other	386	511	(226)	-	(10)	661
Total	196,710	30,743	(3,513)	(625)	(23,819)	199,496

(c)      Depreciation

The Company anually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.4% in 2014 and 2013.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

16           Loans and financing

Loans and financing outstanding balance	December 31, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC CURRENCY
Banco do Brasil	-	-	-	100,497	-	100,497
10th issue debentures	38,027	187,352	225,379	37,171	220,109	257,280
12th issue debentures	45,450	431,174	476,624	22,727	476,702	499,429
14th issue debentures	37,038	239,192	276,230	20,079	269,862	289,941
15th issue debentures	94,819	761,497	856,316	-	820,887	820,887
16th issue debentures	498,731	-	498,731	-	499,434	499,434
17 th issue debentures	-	1,067,760	1,067,760	-	1,027,925	1,027,925
18 th issue debentures	-	202,145	202,145	-	160,859	160,859
19 th issue debentures	-	497,793	497,793	-	-	-
Brazilian Federal Savings Bank	67,085	1,031,438	1,098,523	83,267	959,853	1,043,120
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	65,237	81,546	16,309	81,546	97,855
Brazilian Development Bank - BNDES PAC	10,287	76,975	87,262	9,370	79,644	89,014
Brazilian Development Bank - BNDES PAC II 9751	4,068	35,318	39,386	2,308	29,192	31,500
Brazilian Development Bank - BNDES PAC II 9752	1,725	25,875	27,600	-	20,400	20,400
Brazilian Development Bank - BNDES ONDA LIMPA	20,183	186,374	206,557	19,230	196,821	216,051
Brazilian Development Bank - BNDES TIETE III	-	187,420	187,420	-	98,404	98,404
Leases	8,997	473,593	482,590	-	382,492	382,492
Others	716	1,886	2,602	498	2,431	2,929
Interest and charges	125,011	-	125,011	113,504	-	113,504
TOTAL IN DOMESTIC CURRENCY	968,446	5,471,029	6,439,475	424,960	5,326,561	5,751,521

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Loans and financing outstanding balance	December 31, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
FOREIGN CURRENCY
Inter-American Development Bank - BID 713 – US$75,293 thousand (US$100,391 thousand in December 2013)	66,664	133,329	199,993	58,794	176,382	235,176
Inter-American Development Bank - BID 896 – US$5,555 thousand (US$8,333 thousand in December 2013)	7,377	7,378	14,755	6,507	13,014	19,521
Inter-American Development Bank - BID 1212 – US$113,059 thousand (US$123,337 thousand in December 2013)	27,301	273,007	300,308	24,077	264,854	288,931
Inter-American Development Bank - BID 2202 – US$347,190 thousand (US$243,687 thousand in December 2013)	-	914,189	914,189	-	564,443	564,443
International Bank for Reconstruction and Development - IBRD – US$45,860 thousand (US$37,335 thousand in December 2013)	-	121,447	121,447	-	87,077	87,077
Eurobonds – US$140,000 thousand (US$140,000 in December 2013)	-	371,655	371,655	-	327,640	327,640
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2013)	-	924,741	924,741	-	813,650	813,650
JICA 15 – ¥17,286,450 thousand (¥18,438,880 thousand in December 2013)	25,619	358,659	384,278	25,733	386,007	411,740
JICA 18 – ¥15,542,400 thousand (¥16,578,560 thousand in December 2013)	23,034	322,166	345,200	23,137	346,733	369,870
JICA 17 – ¥1,029,992 thousand (¥450,484 thousand in December 2013)	-	22,437	22,437	-	9,704	9,704
JICA 19 – ¥14,208,068 thousand (¥6,036,325 thousand in December 2013)	-	314,526	314,526	-	134,010	134,010
IDB 1983AB – US$154,231 thousand (US$178,173 thousand in December 2013)	63,596	344,078	407,674	56,087	359,059	415,146
Interest and charges	25,089	-	25,089	21,645	-	21,645
TOTAL IN FOREIGN CURRENCY	238,680	4,107,612	4,346,292	215,980	3,482,573	3,698,553
TOTAL LOANS AND FINANCING	1,207,126	9,578,641	10,785,767	640,940	8,809,134	9,450,074

Exchange rate on December 31, 2014 US$2.6562; ¥0.022230 (US$2.34260; ¥0,022330 on December 31, 2013)

On December 31, 2014, the Company did not record balances of loans and financing raised in 2014 to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	INFLATION ADJUSTMENT
DOMESTIC CURRENCY
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17 th issue debentures	OWN FUNDS	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3)
18 th issue debentures	OWN FUNDS	2024	TJLP + 1.92% (series 1 and 3)and 8.25% (series 2)	IPCA (series 2)
19 th issue debentures	OWN FUNDS	2017	CDI + 0.80% to 1.08%
Brazilian Federal Savings Bank	OWN FUNDS	2015/2037	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	OWN FUNDS	2028	1,66% + TJLP
Leases		2035	7.73% to 10.12%	IPC
Others	OWN FUNDS	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	FOREIGN EXCHANGE ADJUSTMENT
FOREIGN CURRENCY
Inter-American Development Bank - BID 713 - US$75,293 thousand	FEDERALGOVERNMENT	2017	3.04%	US$
Inter-American Development Bank - BID 896 - US$5,555 thousand	FEDERALGOVERNMENT	2016	3.00%	US$
Inter-American Development Bank - BID 1212 - US$113,059 thousand	FEDERALGOVERNMENT	2025	2.51%	US$
Inter-American Development Bank - BID 2202 - US$347,190 thousand	FEDERALGOVERNMENT	2035	1.12%	US$
International Bank for Reconstruction and Development - IBRD US$45,860 thousand	FEDERALGOVERNMENT	2034	0.43%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥17,286,450 thousand	FEDERALGOVERNMENT	2029	1.8% to 2.5%	Yen
JICA 18– ¥15,542,400 thousand	FEDERALGOVERNMENT	2029	1.8% to 2.5%	Yen
JICA 17– ¥1,029,992 thousand	FEDERALGOVERNMENT	2035	1.2% to 0.01%	Yen
JICA 19– ¥14,208,068 thousand	FEDERALGOVERNMENT	2037	1.7% to 0.01%	Yen
IDB 1983AB – US$154,231 thousand	-	2023	2.49% to 2.99%	US$

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(i)  Payment schedule – accounting balances on December 31, 2014

	2015	2016	2017	2018	2019	2020	2021 to 2037	TOTAL
IN DOMESTIC CURRENCY
Debentures	714,065	357,831	880,837	574,842	651,485	363,759	558,159	4,100,978
Brazilian Federal Savings Bank	67,085	67,921	71,757	75,741	79,015	82,732	654,272	1,098,523
BNDES	52,572	65,056	68,965	68,965	68,966	51,350	253,897	629,771
Leasing	8,997	21,851	22,675	23,571	24,543	26,313	354,640	482,590
Other	716	638	719	529	-	-	-	2,602
Interest and other charges	125,011	-	-	-	-	-	-	125,011
TOTAL IN DOMESTIC CURRENCY	968,446	513,297	1,044,953	743,648	824,009	524,154	1,820,968	6,439,475
IN FOREIGN CURRENCY
IDB	101,342	101,343	142,502	75,838	75,838	75,838	856,544	1,429,245
IBRD	-	-	-	-	4,060	8,121	109,266	121,447
Eurobonds	-	371,655	-	-	-	924,741	-	1,296,396
JICA	48,653	48,652	49,271	49,890	66,963	66,963	736,049	1,066,441
IDB 1983AB	63,596	63,596	63,596	63,302	46,994	46,231	60,359	407,674
Interests and other charges	25,089	-	-	-	-	-	-	25,089
TOTAL IN FOREIGN CURRENCY	238,680	585,246	255,369	189,030	193,855	1,121,894	1,762,218	4,346,292
Overall total	1,207,126	1,098,543	1,300,322	932,678	1,017,864	1,646,048	3,583,186	10,785,767

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance is stated net of funding       costs in the amount of R$8,770 (2013 – R$6,402), which will be amortized during the same maturity period of each contract.

(i)                New loans and financing

Debentures (19th issue)

On June 30, 2014, the Company conducted the 19th issue of unsecured non-convertible debentures, in a single series, for tender offer, in the total amount of R$500,000, amount of 50,000 debentures, unit value of R$10, the characteristics of which are the following:

	Number	Adjustment	Interest rates	Payment of interest	Amortization	Maturity

Single series	50,000	-	DI+ 0.80% to 1.08% p.a.	Semiannual (June and December)	Lump sum	June/2017

Funds deriving from funding by means of the 19th Issue of Debentures were allocated to the payment of the Company’s financial commitments.

Debentures (18th  issue – series 3)

As of October 15, 2013, the Company issued 100 debentures, subscribed exclusively by the Brazilian Development Bank (BNDES). These debentures were distributed in three nonconvertible series, at the unit value of two thousand, seven hundred, fifty-three reais and seventy centavos  (R$2,753.70), totaling R$275,370. BNDES subscribed and settled the 1st and 2nd series on December 16, 2013. On December 15, 2014, BNDES subscribed and partially settled the 3rd series, in the amount of R$35,798, corresponding to 13 debentures out of 42 expected. The 29 remaining debentures of the 3rd series must be subscribed until 2016.

The 1st and 3rd series have a total term of 132 months with 36-month grace period and will accrue long-term interest rates (TJLP) + 1.92% p.a. The 2nd series has a total term of 133 months with 37-month grace period, as of October 15, 2014 and will accrue a rate of 8.25% p.a. + IPCA.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	Amount	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly to October 2016 and monthly from then on	Monthly (from November 2016)	October/2024
Series 2	30	IPCA	8.25% p.a.	Annual	Annual (from November 2017)	November/2024
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly to October 2016 and monthly from then on	Monthly (from November 2016)	October /2024

The funds will reimburse expenditures in water supply and sewage systems, comprising the following projects: ETA Rio Grande, Litoral Norte, Vale do Paraíba and Mantiqueira and Bacia do Piracicaba - Capivari - Jundiaí (PCJ), in addition to supporting part of SABESP’s losses reduction program.

The early amortization, fully or partially, of the subscribed debentures, when authorized by BNDES and/or BNDESPAR, shall always occur jointly, observing the proportionality between the outstanding balances of Series 1, 2 and 3 Debentures of all issues. The agreement does not include a premium due to early amortization.

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Since 2014, the Company and BNDES have been discussing the standardization of special obligation clauses, related to the maintenance of covenants, with respect with the form of calculation, the rules characterizing default and additional guarantees.

At the end of 2014, the Company and BNDES formalized their intention to standardize the covenants. Thereafter, on February 27, 2015, Sabesp concluded the discussions with BNDES and renegotiated the covenants, effective since December 31, 2014, excluding the EBITDA Margin indicator (over net operating income).

The new renegotiated covenants were:

I) maintenance  the following ratios, quarterly calculated and related to accumulated amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements:

- Adjusted Ebitda / Adjusted financial expenses: equal or higher than 3.50;

- Adjusted net debt / Adjusted Ebitda: equal to or lower than 3.0;

- Other onerous debt (*) / Adjusted Ebitda: equal to or lower than 1.0;

(*) “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the Electricity supplier.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

II) The failure to comply with one or more obligations related to the covenants defined in item (I) will be characterized when:

a) the targets stipulated in item (I), for any of the ratios defined above have not been achieved, for at least, two quarters, consecutive or not, within a 12-month period, within the limits stipulated in item (III).

b) the targets stipulated in the chart of item (I), for any of the ratios defined above have not been achieved, for at least, one (1) quarter within a 12-month period, beyond the limits stipulated in item (III).

III) If the failure to comply with one or more than one of covenants under the terms of (II) (a) is characterized, whose limits are established below, the monthly amount related to the amount of rights assigned on a fiduciary basis pursuant to the “Right Fiduciary Assignment” clause will be automatically increased by 20% to be made by the Company within thirty (30) days as of the publication of the audited and/or reviewed financial statements.

- Adjusted Ebitda/Adjusted financial expenses lower than 3.50,      and equal to or higher than 2.80;

- Adjusted net debt/Adjusted Ebitda: equal to or lower than 3.80 and higher than 3.0;

- Other onerous debt/Adjusted Ebitda: equal to or lower than 1.30 and higher than 1.0;

The failure to achieve one or more than one ratio within the range stipulated above, during same period or successive periods to which the automatic reinforcement of guarantee was generated, does not give rise to a new obligation of creating an additional guarantee covenanted.

IV) If the failure to comply with any of the covenants under the terms of item (II) (b) is characterized, and/or the obligation stipulated for the Company of automatic reinforcement of guarantee under the terms of item (III), the debenture holders, at their exclusive discretion: may require the Company to create additional guarantees, within term to be defined by it through notice; suspend the release of funds; and/or declare the early maturity of the Commitment Agreements for the Subscription of Debentures in Private Issues and Other Covenants.

The agreements also have a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the Indenture deed shall imply the early maturity of such agreement.

Applicable to the 12th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0;

- EBITDA to paid financial expenses ratio equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Noncompliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

The agreements have a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Applicable to the 15th issue, 16th issue, 17th issue and 19th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total Debt/Ebitda: lower than or equal to 3.65;

- Ebitda/Paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness , result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million (for the 19th issue, amount equal to or exceeding R$120 million), adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue, will result in the early maturity of these agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)      Banco do Brasil

On March 5, 2014, SABESP paid the last installment of the agreement executed with Banco do Brasil.

(c)      Brazilian Federal Savings Bank - CEF

(i)                Relevant funding

In 2014, R$19.0 million were raised to finance the works under Tietê Project and Water Metropolitan Program. The proceeds compose nine loan operations formalized on December 2, 2013 between SABESP and the Brazilian Federal Savings Banks and derive from the “Sanitation for All Program”, selection of the Ministry of Cities – PAC 2012/2013.

The guarantee of the agreements is the partial binding of the collection deriving from the payment of water and sewage tariffs to the debt total amount. For the agreements executed, a reserve account is also recorded with balance not lower than the amount corresponding to the amortization of principal and debt ancillary payment.

(ii)    Covenants

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

For the outstanding contracts, formalized between May 28, 2007 and March 13, 2013, the Company has the following restrictive clauses “covenants”:

AMD – Performance Improvement Agreement (*)

AMD - Performance Improvement Agreement, calculated on a quarterly basis, upon the disclosure of the interim or annual financial statements:

According to the Normative Ruling no. 05 of January 22, 2008, the agreements which are purpose of investment funds, having as source of fund, the Government Severance Indemnity Fund for Employees (“FGTS”) or Worker Support Fund (“FAT”), which go through a selection process of the Ministry of Cities, shall maintain a valid Performance Improvement Agreement (“AMD”) with financial and operational ratios targets, yearly projected for the following 5 years, based on the average of the last two years.

The Performance Improvement Agreement, dated May 28, 2007 and amended in August 2012, was signed between SABESP and the federal government and Federal Savings Banks and BNDES as intervening parties. According to this agreement, the Company shall comply with, at least, four of eight operational and financial ratios, stipulated for the period between 2012 and 2016. If we fail to comply with five of these ratios, the Federal Savings Bank and BNDES may suspend the disbursements and we would be prevented from executing any other credit facility agreement with these institutions, until new targets are negotiated. The possibility of renegotiating the targets, if necessary, is foreseen.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

On March 14, 2013, through the Normative Ruling no. 06, the Ministry of Cities revoked the Normative Instruction no. 05 of January 22, 2008, which regulates the Performance Improvement Agreement. Pursuant to Article 2 of the Normative Instruction no. 06, the AMDs signed until March 13, 2013 shall remain valid until the expiration date of their related effectiveness period, not being necessary to execute or renegotiate the AMD in new contracts.

(d)      BNDES

Balance is stated net of borrowing costs in the amount of R$1,011 (2013 – R$531), which will be amortized during the same maturity period of each contract.

(i)                Relevant funding

In 2014, funding totaled R$89,000, referring to 12.2.1381.1 agreement (BNDES Tietê III), signed in February 2013.

Loans are collateralized by part of revenues from the provision of water and sewage services, up to the total amount of the outstanding balance.

(ii)             Covenants

See item (a), (ii), covenants applicable to the 10th issue, 14th issue and 18th issue, of this Note.

Applicable to Baixada Santista, PAC, Onda Limpa, PAC II 9751, PAC II 9752:

AMD – Performance Improvement Agreement (*)

(*)See item (c), (ii) of this note.

(e)      Leasing

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2016.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

On August 31, 2013, the operation of Campo Limpo Paulista and Várzea Paulista Sewage Systems started and the corresponding amounts on December 31, 2014 and 2013 are R$138,602 and R$144,384, respectively.

On March 22, 2014, the Sewage Treatment Station of Campos do Jordão started its operations and its related amount on December 31, 2014 is R$135,303.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(f)       Eurobonds

Balance is stated net of funding costs in the amount of R$5,142 (R$6,584 in 2013), which will be amortized during the same maturity period of the contract.

(i)                Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

-   adjusted total debt to EBITDA does not exceed 3.65;

-   the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the agreement.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries (*) with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(*) As per agreement, subsidiary is: “the company, partnership or another entity from which over 50% of its voting shares are directly or indirectly owned or controlled by any Person or one or other Person’s Subsidiaries, or their combination”.

(g)      Inter-American Development Bank (IDB)

Balance is stated net of borrowing costs amounting to R$8,017 (R$6,418 in December 2013), which will be amortized during the same maturity period of each contract.

(i)                Relevant funding

In 2014, funding totaled R$244,203, referring to 2202 agreement (BID 2202).

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

-   Loan agreements 713, 896 and 1212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

The agreement has a cross default clause among IDB agreements (same financial bank), i.e., the early maturity will occur in the event of failure to comply with any obligation therewith or any other agreement signed with IDB related to project finance.

(h)      Japan International Cooperation Agency - JICA

(i)                Relevant funding

In 2014, funding totaled R$181,653, referring to BZ-P19 agreement (JICA 19).

Balance is stated net of funding costs amounting to R$2,086 (R$1,466 in 2013), which will be amortized during the same maturity period of each contract.

(i)       AB Loan (IADB 1983AB)

The balance stated is net of borrowing costs amounting to R$1,994 (R$2,243 in 2013), which will be amortized during the same maturity period of each contract.

(i)                Covenants

The Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt over Ebitda, determined on a consolidated basis, must be lower than or equal to 3.65.

The agreement has a cross default clause, i.e., if a Default Event occurs and continues (whether voluntarily or involuntarily, whether resulting from the effect of any applicable laws or according to with due to any act or omission to act by any Authority or another one), the IDB through notification to the Borrower may order the early maturity of loan or part of it as specified in the notice (including accrued interest rates) and all other obligations are overdue and shall be promptly payable.

(j)       International Bank for Reconstruction and Development - IBRD

Balance is stated net of funding costs amounting to R$366 (R$384 in 2013), which will be amortized during the same maturity period of each agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(k)      Covenants

As of December 31, 2014 and 2013, the Company had met the requirements set forth by its loan and financing agreement.

(l)       Loans and financing – Credit Limited

Agent	December 31, 2014
(in millions of reais (*))
Brazilian Federal Savings Bank	2,349
Brazilian Development Bank - BNDES	1,924
Inter-American Development Bank – IDB	672
Japan International Cooperation Agency – JICA	546
International Bank for Reconstruction and Development – IBRD	144
Others	79
TOTAL	5,714

(*)Exchange rate as of 12/31/2014. (US$1.00 = R$2.6562; ¥1.00 = R$0.02223).

Brazilian Federal Savings Bank - CEF

Agreements were signed in June 2014, which total R$320.8 million financing. These agreements were the purpose of PAC 2013/2014 selection conducted by the Ministry of Cities, and proceeds were allocated to the execution of works of Tietê Project, Water Metropolitan Program, water supply and sewage works in the municipalities of  Hortolândia and Itatiba. Total term is up to 24 years, with 4-year grace period and interest rates indexed to TR (benchmark interest rate) plus 6% p.a., plus management fee of 1.4% p.a. and the risk rate of 0.3% p.a..

BNDES

Agreement nº 14.2.0535.1 signed in June 2014, totaling R$61,143, destined to the implementation works of Gênesis Sector and the execution of interconnection primary network of head offices to the “Fazendinha” Sector, in the municipality of Santana de Parnaíba. Proceeds derive from the “Sanitation for All Program”, selection of the Ministry of Cities – PAC 2013/2014. The contractual conditions are: 36-month grace period, 108-month amortization period and interest rates of 1.76% p.a. + long-term interest rate (TJLP). For this agreement, up to date, no disbursement occurred.

SABESP in order to comply with its investment plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

17           Taxesandcontributions

(a)         Current assets

	December 31, 2014	December 31, 2013
Recoverable taxes
Cofins and Pasep	10,121	-
Income tax and social contribution	132,447	79,548
Withholding income tax (IRRF) on financial investments	3,718	2,437
Other federal taxes	2,313	4,764
Other municipal taxes	169	656
Total recoverable taxes	148,768	87,405

The increased balance of recoverable taxes, mainly derives from the addition in “Income tax and social contribution”, due to higher amount paid in the year, in view of the effects of declaration of interest on shareholders’ equity and drop in the taxable income occurred in the last quarter of 2014.

(b)         Current liabilities

Taxes and contributions payable	December 31, 2014	December 31, 2013
Cofins and Pasep	-	21,797
INSS (Social Security contribution)	33,324	30,822
IRRF (withholding income tax)	17,377	39,330
Other	23,437	23,433
Total	74,138	115,382

The decrease in taxes payable from current liabilities derives from the recovery of Cofins and Pasep credit, thus, generating a recoverable amount, recorded in current assets under “Taxes recoverable”. In addition, the withholding income tax of interest on shareholders’ equity also decreased, due to the lower amount declared in 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

18           DeferredTaxesandContributions

(a)              Financial position balances

	December 31, 2014	December 31, 2013
Deferred taxes assets
Provisions	524,728	506,568
Pension obligations – G0 (1)	85,271	85,271
Pension obligations – G1	229,266	215,187
Donations of underlying assets on concession agreements	45,742	43,901
Allowance for loan losses	222,587	172,482
Other	112,566	87,266
Total deferred tax assets	1,220,160	1,110,675

Deferred taxes liabilities
Temporary difference on concession intangible assets	(559,411)	(595,285)
Capitalization of borrowing costs	(253,581)	(200,343)
Profit on supply to governmental entities	(87,092)	(81,711)
Actuarial gain/loss –G1 Plan	(2,514)	(32,405)
Other	(108,084)	(86,901)
Total deferred tax liabilities	(1,010,682)	(996,645)

Deferred tax asset, net	209,478	114,030

(1)    Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2014	December 31, 2013
Deferred income tax assets
to be realized within 12 months	216,063	216,515
to be realized after one year	1,004,097	894,160
Total deferred income tax asset	1,220,160	1,110,675
Deferred income tax liabilities
to be realized within 12 months	(39,836)	(37,126)
to be realized after one year	(970,846)	(959,519)
Total deferred income tax liabilities	(1,010,682)	(996,645)
Deferred income tax assets	209,478	114,030

(c)      Changes

Deferred income tax assets	December 31, 2013	Net Variation	December 31, 2014
Provisions	506,568	18,160	524,728
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	215,187	14,079	229,266
Donations of underlying assets on concession agreements	43,901	1,841	45,742
Credit losses	172,482	50,105	222,587
Other	87,266	25,300	112,566
Total	1,110,675	109,485	1,220,160

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax liabilities	December 31, 2013	Net Variation	December 31, 2014
Temporary difference on intangible asset concession	(595,285)	35,874	(559,411)
Capitalization of borrowing costs	(200,343)	(53,238)	(253,581)
Profit on supply to governmental entities	(81,711)	(5,381)	(87,092)
Actuarial gain/loss –G1	(32,405)	29,891	(2,514)
Other	(86,901)	(21,183)	(108,084)
Total	(996,645)	(14,037)	(1,010,682)

Deferred tax asset, net	114,030	95,448	209,478

Deferred tax assets	December 31, 2012 Restated	Net Variation	December 31, 2013
Provisions	512,107	(5,539)	506,568
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	193,125	22,062	215,187
Donations of underlying assets on concession agreements	41,312	2,589	43,901
Credit losses	162,670	9,812	172,482
Other	97,425	(10,159)	87,266
Total	1,091,910	18,765	1,110,675

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Deferred tax liabilities	December 31, 2012 Restated	Net Variation	December 31, 2013
Temporary difference on intangible asset concession	(650,093)	54,808	(595,285)
Capitalization of borrowing costs	(158,298)	(42,045)	(200,343)
Profit on supply to governmental agencies	(77,827)	(3,884)	(81,711)
Actuarial gain/loss– G1	9,405	(41,810)	(32,405)
Other	(69,795)	(17,106)	(86,901)
Total	(946,608)	(50,037)	(996,645)

Deferred tax assets, net	145,302	(31,272)	114,030

	December 31, 2014	December 31, 2013
Opening balance	114,030	145,302
Net changes in the year:
- corresponding entry in the statement of income	65,557	10,538
- corresponding entry in equity valuation adjustment	29,891	(41,810)
Total net change	95,448	(31,272)
Closing balance	209,478	114,030

(d)      Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2014	2013
Profit before income taxes	1,274,843	2,655,599
Statutory rate	34%	34%

Estimated expenses at statutory rate	(433,447)	(902,904)
Tax benefits from interest on shareholders’ equity	100,327	182,596
Permanent difference
Provision Law 4,819/58 (i)	(48,380)	(33,279)
Donations	(7,080)	(12,218)
Other differences	16,720	33,765

Income tax and social contribution	(371,860)	(732,040)

Current income tax and social contribution	(437,417)	(742,578)
Deferred income tax and social contribution	65,557	10,538
Effective rate	29%	28%

(i)  Permanent difference related to the provision for actuarial liability (Note 20 (iii)).

(e)      Transition Tax Regime (RTT) and Law 12,973/2014

For the purposes of calculating the income tax and the social contribution related to 2009 and 2010, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Presidential Decree 449/08, converted into Law No. 11,941/2009, by means of records in the fiscal books – LALUR and auxiliary controls, without any modification in the bookkeeping and it has been adopting the same tax practices since 2008, as RTT started to be mandatory.

On May 13, 2014, the Provisional Presidential Decree nº 627 of November 11, 2013 was converted into Law nº 12.973 which alters the federal tax laws on the Corporate Income Tax - IRPJ, Social Contribution on Net Income - CSLL, PIS/PASEP Contribution and Contribution of Social Security Financing – Cofins and revokes the Transitory Tax Regime - RTT enacted by Law 11,941 of May 27, 2009.

Pursuant to the law, the legal entity could adopt the rules as of January 1, 2014, by means of option to be expressed irreversibly before the Federal Revenue Service, in relation to the Articles 3, 72 to 75 and 93 to 119, which took effect on the date of publication. The Company has decided not to adopt such anticipated option.

The analyses prepared by the Company do not show relevant impacts on its operations and its financial statements for the year ended December 31, 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

19           Provisions

                (a)   Lawsuits with probable likelihood of loss

(i) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits, are as follows:

	Provisions	Escrow deposits	December, 31, 2014	Provisions	Escrow deposits	December, 31, 2013
Customer claims (i)	638,637	(114,463)	524,174	621,999	(110,384)	511,615
Supplier claims (ii)	260,854	(195,478)	65,376	340,100	(183,606)	156,494
Other civil claims (iii)	126,403	(9,990)	116,413	129,400	(11,965)	117,435
Tax claims (iv)	55,554	-	55,554	59,659	(1,956)	57,703
Labor claims (v)	235,466	(2,233)	233,233	156,060	(1,614)	154,446
Environmental claims (vi)	226,404	(807)	225,597	182,689	-	182,689

Total	1,543,318	(322,971)	1,220,347	1,489,907	(309,525)	1,180,382

Current	625,092	-	625,092	631,374	-	631,374
Noncurrent	918,226	(322,971)	595,255	858,533	(309,525)	549,008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(ii) Changes

	December, 31, 2013	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December, 31, 2014
Customer claims (i)	621,999	66,895	87,987	(74,308)	(63,936)	638,637
Supplier claims (ii)	340,100	1,917	18,922	(66,608)	(33,477)	260,854
Other civil claims (iii)	129,400	31,224	37,607	(14,507)	(57,321)	126,403
Tax claims (iv)	59,659	983	6,818	(2,313)	(9,593)	55,554
Labor claims (v)	156,060	123,631	22,205	(42,107)	(24,323)	235,466
Environmental claims (vi)	182,689	53,829	21,257	(13)	(31,358)	226,404
Subtotal	1,489,907	278,479	194,796	(199,856)	(220,008)	1,543,318
Escrow deposits	(309,525)	(24,999)	(21,613)	28,698	4,468	(322,971)
Total	1,180,382	253,480	173,183	(171,158)	(215,540)	1,220,347

(b)      Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings, which are assessed by Management whose chances of loss are possible and are not recorded as accruals. Liability contingencies, classified as possible loss, are represented as follows:

	December 31, 2014	December 31, 2013

Customer claims (i)	461,900	737,800
Supplier claims (ii)	1,346,400	1,071,000
Other civil claims (iii)	447,900	422,400
Tax claims (iv)	632,100	570,700
Labor claims (v)	304,000	278,700
Environmental claims (vi)	586,800	163,900

Total	3,779,100	3,244,500

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)      Explanation on the nature of main classes of lawsuits

(i)                     Customer claims

Approximately 1,240 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 60 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$12,559 increase in the lawsuits classified as probable loss (net of escrow deposits) is related to the new lawsuits filed and interest rates, fees and updates of lawsuits in progress, partially mitigated by payments made in the period and revisions of expectations caused by favorable decisions to the Company in 2014. The R$275,900 decrease in lawsuits with chances of possible losses is mainly related to revisions of expectations caused by favorable decisions to the Company.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of inflation adjustment, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$91,118 decrease in lawsuits whose chances of losses is considered probable (net of escrow deposits) is mainly related to the payments made in the period and reviews of expectations caused by favorable decisions to the Company during 2014. The R$275,400 increase in lawsuits whose chances of losses is considered possible is related to new lawsuits filed in 2014, as well as interest rates, fees and update of lawsuits in progress.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$25,500 increase in the lawsuits with expectation of possible losses is related to interest rates, fees and update of lawsuits in progress, and an increase in the number of lawsuits filed in 2014.

(iv)            Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's Management, accrued when classified as probable loss. The R$61,400 increase in lawsuits with chances of possible losses is related to an increase in the number of lawsuits filed in 2014, and mainly to the re-measurement deriving from lawsuits filed by the municipality of São Paulo, as outlined in item “b” below.

(a) In 2006, the Federal Revenue Service, by means of a tax execution, inspected the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2014 in the amount of R$431,853 (R$411,890 in December 2013). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. Management considers that the chances of losses of this administrative proceeding is approximately 90% considered remote and 10% possible.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$357,528 (R$307,817 in December 2013), which currently are subject-matter of Tax Foreclosures, classified by the Management as possible losses. SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Special and Extraordinary Appeals filed. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. Since there is no final court decision on the merits, the Company’s Management assessed the risk as possible losses.

(c)The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2014 and is R$53,486 (R$50,065 in December 2013). Management assessed it as a possible loss.

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02. The Administrative Council of Tax Appeals rejected the credit from 1997. The amount involved was adjusted through December 31, 2014 and is estimated at R$45,401 (R$43,689 in December 2013). The Company’s Management assessed this claim as a possible loss.

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual. The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2014 the amounts of such judicial lawsuits were R$15,746 (R$13,696 in December 2013) and R$71,677 (R$62,979 in December 2013), respectively.

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the company was granted a partial relief in this matter, the Company's legal counsels believe the chances of losses amount to R$7,288 on December 31, 2014 (R$6,999 in December 2013) R$1,243 (R$1,194 in December 2013), and these are possible and probable, respectively.

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal laws that levy the collection of taxes deriving from the use of public areas in the water and sewage network installation for the rendering of basic sanitation public utilities. The first writ of mandamus was judged groundless at the lower court and the Court of Justice of São Paulo, in the appeal's records, partially granted relief to recognize the impossibility of charging the monthly contribution, due to unconstitutionality, deeming as valid the need of security and other requirements to issue the Statement of Use Permit– TPU, however, this decision had no effect since the rules, subject-matter of the first writ of mandamus were revoked. The second writ of mandamus was granted partial relief to prohibit the enforceability of public price and the security for the use of public areas deriving from the municipal laws. The municipality’s appeal was rejected and is pending judgment at the higher court.  The Management assessed the risk as possible loss, but it was not possible to estimate the amount involved, as it would be necessary to know the extension of water and sewage networks and other equipment installed in the municipality’s urban soil (public areas), as well as define the amount of related property based on the length applied.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as probable loss, and accordingly, accrued. The R$78,787 increase in lawsuits with probable chances of losses (net of escrow deposits) and the R$25,300 increase in the lawsuits with possible chances of losses are due to interest rates, fees and updates on lawsuits in progress and the increased number of suits filed in 2014.

(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$42,908 increase in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to the complementary estimates of lawsuits in progress and an increase in the number of lawsuits filed in 2014. The R$422,900 increase in the lawsuits with possible losses is due to the increase in the number of lawsuits filed in 2014 and the complementary estimates of lawsuits in progress.

Among the main lawsuits the Company is involved, there are five public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others. Management classified part of lawsuits as probable chances of losses, in the amount of R$187,669 (R$169,939 in December 2013) and another seven lawsuits as possible losses in the amount of R$558,872 (R$145,107 in December 2013), and the main variation refers to a new lawsuit filed in fourth quarter of 2014, where the amount considered for disclosure purposes  refers to the amount objected by adverse party, and it not possible yet to estimate the Company’s involved amount, in view of the initial stage of lawsuit.

(vii)          Settlements reached in 2014

During 2014, the Company settled several legal and administrative proceedings, and most of them totaled R$28,982. Out of this amount, R$25,532 refer to works and R$3,450 refer to environmental compensations, the later, recorded as “other liabilities”, under the Statement of Financial Position. The accumulated balance on December 31, 2014, referring to these environmental liabilities amounted to R$18,497.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(viii)        Other concession-related legal proceedings

The Company is party in concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, among which we point out: a) the municipality of Cajobi filed action to recover possession against SABESP, which was granted relief at the lower court and appellate court to maintain the municipality in the possession of water and sewage assets and services. The Special Appeal filed by SABESP is pending decision but the chances are probable loss; b) the municipality of Tarumã filed a writ of prevention against SABESP, which was judged groundless, without appeal by plaintiff, reason that the chances of losses changed to remote loss. The operation is maintained; c)the Company filed an ordinary action against the municipality of Santos, with favorable decision to Sabesp at the appellate court. On July 11, 2014, the court decision dismissing the execution proceeding was made available and records were remitted to the general archives; d) The Company filed a lawsuit to recover possession against the municipality of Álvares Florence, and appellate court decision was unfavorable to SABESP; the operation is not maintained. Filing of appeals, with expected probable losses; e) The municipality of Macatuba filed against SABESP an action to recover possession aiming with injunction return to the possession of facilities under concession, the injunction was granted relief, at the lower and appellate courts. SABESP no longer operates in the municipality up to this present date, with expected probable losses; f) The Company filed an action to maintain possession against the municipality of Iperó, which was deemed groundless at lower and appellate courts. Currently, the Company awaits the acceptance of appeals, however, the lawsuit is suspended for eventual settlement between the parties. The chances are of probable loss; g) The municipality of Embaúba filed a repossession action against Sabesp, pleading for injunction to keep it in the possession and the motion was granted relief and complied with on May 20, 2013. The decision was questioned and Sabesp filed an interlocutory appeal against the injunction decision, which was upheld by the court. The repossession lawsuit is pending judgment, with expectation of probable losses.

See information about EMAE lawsuits in Note 10(c).

20          EmployeeBenefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.2% (December 31, 2013 – 7.3%) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.1% of payroll, on average.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)      Pension plan benefits

	December 31, 2014	December 31, 2013
Funded plan – G1 (i)
Present value of defined benefit obligations	2,249,794	1,988,912
Fair value of the plan assets	(1,573,723)	(1,442,164)

Net liabilities recognized for defined benefit obligations	676,071	546,748

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,053,527	1,780,268

Net liabilities recognized for defined benefit obligations	2,053,527	1,780,268

Liability as per statement of financial position – pension obligations (*)	2,729,598	2,327,016

(*) The increase of liabilities in 2014 is mainly due to the impact of real increase of salaries and benefits and decrease in the discount rate to 6.11% and 6.09% in 2014 versus 6.36% and 6.46% in 2013, respectively, for G1 and G0 plans.

Pursuant to CPC33 (R1) and IAS19, the Company recognizes (gains)/losses under equity, as equity valuation adjustment, as shown below:

	G1 Plan	G0 Plan	Total
As at December 31, 2014

Actuarial gain/(loss) on obligations	(113,727)	(198,192)	(311,919)

Gains/(losses) on financial assets	28,208	-	28,208

Other	(2,397)	-	(2,397)

Total gains/(losses)	(87,916)	(198,192)	(286,108)

Deferred income tax and social contribution – G1 Plan	29,891	-	29,891

Equity valuation adjustment	(58,025)	(198,192)	(256,217)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	G1 Plan	G0 Plan	Total
As at December 31, 2013

Actuarial gain/(loss) on obligations	432,426	244,121	676,547

Gains/(losses) on financial assets	(312,857)	-	(312,857)

Other	3,404	-	3,404

Total gains/(losses)	122,973	244,121	367,094

Deferred income tax and social contribution – Plan G1	(41,810)	-	(41,810)

Other comprehensive income	81,163	244,121	325,284

(i)          Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.19% of the portion of the salary of participation up to 20 salaries; and

•         10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2014, SABESP had a net actuarial liability of R$676,071 (R$546,748 on December 31, 2013) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

	2014	2013
Defined benefit obligation, beginning of the year	1,988,912	2,262,440
Current service cost	30,736	27,947
Interest cost	199,528	206,429
Actuarial (gains)/losses recorded as other comprehensive income	113,727	(432,426)
Benefits paid	(83,109)	(75,478)

Defined benefit obligation, end of the year	2,249,794	1,988,912

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Below, the change of fair value of plan assets during the year:

	2014	2013
Fair value of plan’s assets, beginning of year	1,442,164	1,657,608
Expected return on the plan assets	144,678	151,139
Expected Company's contributions	21,223	10,876
Expected participants’ contributions	20,559	10,876
Benefits paid	(83,109)	(75,478)
Financial gain (loss) recorded as other comprehensive income	28,208	(312,857)

Fair value of plan’s assets, end of the year	1,573,723	1,442,164

The amounts recognized in the statement of income are as follows:

2014
Current service cost	9,513
Interest cost rates	199,528
Expected return on plan assets	(144,678)
Total recognized in the income statement	64,363

In 2014, the expenses related to defined pension plan amounting to R$43,133, R$6,168 and R$15,062, were recorded in operating cost, selling and administrative expenses.

Estimated expenses	2015
Current service cost	23,303
Interest cost rates	80,755
Participants contribution	(23,052)
Total additional expense to be recognized	81,006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Actuarial assumptions:

	2014	2013

Discount rate – actual rate (NTN-B)	6.11% p.a.	6.36% p.a.
Inflation rate	6.49% p.a.	5.80% p.a.
Expected rate of return on assets	13.00% p.a.	12.53% p.a.
Future salary increase	8.62% p.a.	7.92% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants as of December 31, 2014 was 8,670 (8,885 as of December 31, 2013), and of inactive participants was 6,675 (6,597 as of December 31, 2013).

The benefit to be paid of G1 pension plan, expected for 2015 is R$86,042.

The contributions of the Company and participants of Plan G1 for the fiscal year ended December 31, 2014 were R$22,956 (December 2013 – R$18,348) and R$23,621 (December 2013 – R$18,416), respectively.

The Company and Sabesprev are in process of negotiation to resolve the actuarial deficit, by continuing migrating participants from the Defined Benefit Plan to Sabesprev Mais Plan. Management expects to reduce the actuarial deficit due to the change in referred plans.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2014 regarding the changes in the main assumptions are:

Funded plan - G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$213,044
	Decrease of 1.0%	Increase of R$244,103
Wage increase rate	Increase of 1.0%	Increase of $71,093
	Decrease of 1.0%	Decrease of R$68,916
Life expectation	Increase of 1 year	Increase of R$44,096
	Decrease of 1 year	Decrease of R$43,248

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Plan’s assets

The plan investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev and independent financial advisors:

		December 31, 2014	December 31, 2013
Fixed income
- NTNB's		790,779	712,017
- NTNC's		139,200	132,265
- NTNF's		6,206	5,858
Government bonds in own portfolio	(a)	936,185	850,140
Fixed income fund quotas	(b)	120,413	80,931
Private credit investment fund quotas	(c)	103,736	78,034
Total fixed income		1,160,334	1,009,105

Equities
Stocks investment fund quotas	(d)	223,167	259,717
Total equities		223,167	259,717

Structured investments
Equity investment fund quotas	(e)	83,204	76,338
Real estate investment fund quotas	(f)	30,672	40,220
Multimarket investment fund quotas	(g)	28,206	25,806
Total structured investments		142,082	142,364

Investments abroad	(h)	19,079	-
Other	(i)	29,061	30,978

Fair value of plan assets		1,573,723	1,442,164

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(a) Fixed income: it is composed of government bonds issued by the National Treasury, between 2017 and 2050. These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer Price Index), NTN-c indexed by IGPM (General Market Price Index) and NTN-f which has a fixed index.

(b) Fixed Income Fund Quotas: investment funds that seek return on fixed income assets and shall have at least, 80% of the portfolio in directly related assets, summed up via derivatives to the risk factor.

(c) Private Credit Investment Fund Quotas: funds that seek return by means of the acquisition of operations representing corporate debts or disseminated receivables portfolios (rights or bonds), originated and sold by several assignors who anticipate funds and have receivables from several business activities as guarantee.

(d) Equities: equity fund composed of Brazilian companies’ stocks listed at BM&FBovespa.

(e) Equity Investment Fund Quotas: it is composed of a closed-ended investment fund. The assets under its management are destined to the acquisition of stocks, debentures, warrants or other securities convertible or swappable into shares issued by publicly- or closely-held companies.

(f) Real Estate Investment Fund Quotas: Funds investing in real estate projects (commercial buildings, shopping centers, hospitals, etc.). The return on capital invested occurs by sharing the Fund’s proceeds or sale of its quotas in the Fund.

(g) Multimarket Investment Fund Quotas: they can be classified as Multimercados Referenciados DI or Multimercado Long & Short, they seek a basic return of CDI or share arbitration, respectively.

(h) Foreign investment: investment fund quotas in global companies’ stocks, mostly, US companies.

(i) Other: basically composed of loans and real estates.

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) papers securitized by the National Treasury will not be permitted;

ii) derivative instruments must be used for hedge.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are prohibited;

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

At the end of 2014, Sabesprev had in its investment portfolio debentures issued by the Company in the amount of R$1,893. In 2013, there were no assets issued by the Company in the portfolio. The real estate held in the portfolio is not used by the Company.

The Brazilian capital markets were affected in 2014 by the negative perception about how the macroeconomic policy has been conducted, inflation remaining at high levels and low economic growth; however, despite this scenario, the plan’s assets improved by 9.92% in 2014 and 7.43% in 2013, and this positive variation was substantially impacted by government bonds (NTNB’s, NTNC’s and NTNF’s).

Concerning the Fixed Income, investments in fixed income and private credit recorded positive returns impacted by the mark-to-market effect of federal government bonds, which had a relevant value appreciation in 2014 over 2013.

Concerning Equities, stocks of Brazilian companies listed at the BMF&Bovespa had their prices reduced. The return of main Brazilian stock index, the Ibovespa, recorded -2.91% in 2014 against -15.50% in 2013.

Concerning the Structured Investments portfolio, the main factors hindering return were investments in Real Estate Investment Funds and Equity Investment Funds, which had a negative return in the period. The multimarket funds had a return above 2013, however, they also suffered the impacts of the aforementioned scenario.

(ii)        Private pension plan benefits – Defined contribution

On December 31, 2014, Sabesprev Mais plan, based on defined contribution, had 5,188 active and assisted participants (5,627 in 2013).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to December 31, 2014 amounted to R$9,214 (R$10,613 in December 2013) referred to active participants. The Company has made contributions in the amount of R$8,936 in 2014 (R$8,446 in December 2013).

(iii)    Plan G0

Pursuant to State Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2014, the Company recorded a defined benefit obligation for Plan G0 of R$2,053,527 (R$1,780,268 in December 2013).

	2014	2013

Defined benefit obligation, beginning of year	1,780,268	1,987,718
Current interest expense and service costs	224,931	176,766
Actuarial gains/(losses) recorded as other comprehensive income	198,192	(244,121)
Benefits paid	(149,864)	(140,095)

Defined benefit obligation, end of the year	2,053,527	1,780,268

The amounts recognized in the statement of income are as follows:

2014

Interest expense and service costs	224,931
Amount received from GESP (undisputed amount)	(82,638)
Total	142,293

In 2014, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2015

Interest cost rates	247,859
Total additional expenses to be recognized	247,859

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The main actuarial assumptions used:

	2014	2013

Discount rate – actual rate (NTN-B)	6.09% p.a.	6.46% p.a.
Inflation rate	6.49% p.a.	5.80% p.a.
Future salary increase	8.62% p.a.	7.92% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2014 was 22 (24 on December 31, 2013). The number of beneficiaries, retirees and survivors as of December 31, 2014 was 2,375 (2,412 on December 31, 2013).

The benefit payable from the Go pension plan expected for 2015 is R$157,616.

The sensitivity analysis of defined benefit pension plan on December 31, 2014 to the changes in the main assumptions is:

Plan– G0	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$197,768
	Decrease of 1.0%	Increase of R$194,469
Wages growth rate	Increase of 1.0%	Increase of R$204,121
	Decrease of 1.0%	Decrease of R$185,665
Life expectation	Increase of 1 year	Increase of R$71,258
	Decrease of 1 year	Decrease of R$68,867

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2014 the profit sharing accrued amounted to R$72,946 (R$68,495 in December 2013).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

21           Servicespayable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 14 (d) (v)). The balances on December 31, 2014 and 2013 were R$318,973 and R$323,208, respectively.

22           Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$10,000,000 in December 2013), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2014 (683,509,869 in December 2013), held as follows:

	December 31, 2014		December 31, 2013
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,258	50.26%
Companhia Brasileira de Liquidação e Custódia	169,000,272	24.73%	174,076,755	25.47%
The Bank Of New York ADR Department (equivalent in shares) (*)	170,351,902	24.92%	165,291,202	24.18%
Other	633,410	0.09%	617,654	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)       Each ADR corresponds to 1 share.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

2014
Profit for the year	902,983
(-)Legal reserve - 5%	(45,149)

857,834

Minimum mandatory dividend – 25% (R$0.3138 per share)	214,458

On April 30, 2014, the Shareholders’ General Meeting approved the distribution of dividends as interest on shareholders’ equity amounting to R$537,465, for the 2013 fiscal year. Therefore, the amount of R$42,862 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2013 equity under “Additional proposed dividends” was transferred to current liabilities. These amounts started being paid in June 2014.

The Company proposed dividends as interest on shareholders' equity in the amount of R$214,458, corresponding to R$0.3138 per common share, net of withholding income tax of R$15,844, to be resolved on the Shareholders’ Meeting to be held on April 30, 2015.

The Company declared dividends payable as interest on shareholders’ equity in the amount of R$214,458, which considers the minimum dividend amount set forth in the Bylaws. The amount exceeding the minimum mandatory dividend due in the year of R$37,846 was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$15,844.

Pursuant to CVM Resolution nº 207/1996, the Company imputed interest on shareholders’ equity to the minimum dividend by its net value of withholding income tax. The amount of R$15,844 referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on shareholders’ equity.

The interest on shareholders’ equity balance payable as of December 31, 2014, totaling R$214,523, refers to the amount of R$214,458 declared in 2014, net of withholding income tax and R$65 declared in previous years.

(d)         Capital reserve

The capital reserve includes tax incentives and donations received by the company and may only be used for future capital increases. The amount of R$124,255 referring to the balance of December 2013 was fully capitalized in 2014, as per Note 22 (j).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(e)          Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

(f) Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2014 and 2013, the balance of investment reserve totaled R$2,914,008 and R$5,980,535, respectively.

Pursuant to Paragraph four of Article 28 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-   its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock;

II- the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any moment;

c) in share redemption, reimbursement or purchase transactions authorized by law;

d) in incorporation to the capital stock.

(g)      Allocation of profit for the year

		2014
Profit
(+)	Profit for the year	902,983
(-)	Legal reserve – 5%	45,149
(-)	Minimum mandatory dividends	214,458
(-)	Additional proposed dividends	37,846
Investment reserve recorded in 2014		605,530

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The Management will send for approval at the Shareholders’ Meeting, a proposal to transfer the retained earnings balance, in the amount of R$605,530 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(h)      Retained earnings (accumulated losses)

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(i)       Other comprehensive income

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustment, net of income tax and social contribution effects. See Note 20 (b), the breakdown of amounts recorded in 2014 and 2013.

	G1	G0	Total

Balance on December 31, 2013	62,905	(196,436)	(133,531)
Actuarial gains (losses) for the year (Note 20 (b))	(58,025)	(198,192)	(256,217)
Balance on December 31 , 2014	4,880	(394,628)	(389,748)

(j)       Capital increase

The Shareholders’ Meeting held on April 30, 2014 approved the capital stock increase from R$6,203,688 to R$10,000,000 due to the partial capitalization of the earnings reserve and total capital reserve totaling R$3,672,057 and R$124,255, respectively.

In addition, a new limit for the capital increase to R$15,000,000 was also approved, as per Note 22 (a)

23           Earnings perShare

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2014	2013

Income attributable to the Company’s shareholders	902,983	1,923,559
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.32	2.81

24          Segmentreporting

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, such as water supply and sewage services.

(i)    Result

	2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income	4,896,657	4,008,678	2,918,036	11,823,371

Gross sales deductions	(335,498)	(274,657)	-	(610,155)

Net operating income	4,561,159	3,734,021	2,918,036	11,213,216

Costs, selling and administrative expenses	(3,929,755)	(2,511,295)	(2,855,516)	(9,296,566)

Income from operations before other operating expenses, net and equity accounting	631,404	1,222,726	62,520	1,916,650

Other operating income (expenses), net				(3,488)

Equity accounting				(2,453)

Financial result, net				(635,866)

Income from operations before taxes				1,274,843

Depreciation and amortization	526,876	477,595	-	1,004,471

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income	5,276,056	4,263,965	2,444,735	11,984,756

Gross sales deductions	(370,091)	(299,098)	-	(669,189)

Net operating income	4,905,965	3,964,867	2,444,735	11,315,567

Costs, selling and administrative expenses	(3,512,559)	(2,275,437)	(2,394,487)	(8,182,483)

Income from operations before other operating expenses, net and equity accounting	1,393,406	1,689,430	50,248	3,133,084

Other operating income (expenses), net				3,296

Equity accounting				2,465

Financial result, net				(483,246)

Income from operations before taxes				2,655,599

Depreciation and amortization	461,426	409,647	-	871,073

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	2014	2013

Gross revenue from construction recognized under ICPC 1 (R1) (a)	2,918,036	2,444,735
Construction costs recognized under ICPC 1 (R1) (a)	(2,855,516)	(2,394,487)

Construction margin	62,520	50,248

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 14 (c) and (f).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(ii)     Intangible

Reportable segment’s intangible assets are reconciled to total assets as follows:

	December 31, 2014	December 31, 2013
Intangible asset:
Water supply	10,289,735	9,741,582
Sewage services	13,492,613	12,298,412

Segment assets for reportable segments	23,782,348	22,039,994

Other intangible assets	2,197,178	1,806,237

Total intangible assets	25,979,526	23,846,231

There are no liabilities allocated to the reportable segments.

25          Operatingincome

(a)    Revenue from water and sewage services:

	2014	2013

Metropolitan region of São Paulo	6,235,276	6,984,364
Regional Systems (i)	2,670,059	2,555,657
Total (ii)	8,905,335	9,540,021

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)       Revenue from water and sewage services decreased by 6.7% as of December 31, 2014 over 2013, due to the Incentive Program for Reduction of Water Consumption (Bonus) and the 2.2% decrease in the Company’s total billed volume.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

*Bonus: (a)   Sabesp’s Incentive Program for Reduction of Water Consumption

After ARSESP´s approval on an emergency basis by means of Resolution no. 469/2014, SABESP adopted an economic incentive to encourage the population of Greater São Paulo to reduce water consumption. This measure was adopted due to the record heat and the unheard lack of rainfall at the Cantareira System, which is at a critical level and supplies almost 10 million people.

Consumers who reduce by, at least, 20% the average consumption of the twelve-month period, between February

2013 and January 2014, receive 30% discount in their bills. The discount is applied to a smaller amount, since reduced consumption result in cheaper bills.

This measure applies to households, commerce and industries supplied by Cantareira System: the entire north area and São Paulo downtown, part of east and west zones of São Paulo, Barueri, Caieiras, Carapicuíba, Francisco Morato, Franco da Rocha, Itapevi, Jandira, Osasco and Santana de Parnaíba. In Guarulhos and São Caetano do Sul, also supplied by the Cantareira System, distribution relies on the the local governments’ responsibilities, which buy water from SABESP. The municipal services shall resolve on granting this incentive.

Initially, the benefit was valid for the bills of reference months from February to August that reached the consumers March and September. In Santana de Parnaíba, this measure was applied in the reference months from March to August and consumers received the bills between April and September.

However, in April 2014, the incentive program for reduction of water consumption was postponed until the end of

2014 to the entire São Paulo metropolitan region, or until water levels at reservoirs are regularized. Due to the dry weather and the low water volume at the Cantareira System, the Department of Water and Electricity of the State of São Paulo (DAEE) and the National Water Agency (ANA) set forth that, as of March 10, 2014, we are temporarily required to restrict the water outflow caught from the Cantareira System, from 33m3/s to 27.9m3/s. In order to supply this lower water availability and continue supplying the population, we are expanding the use of water from other water mains. This may increase costs to serve consumers of the metropolitan region of São Paulo. If the situation of the reservoirs affected by dry weather does not improve, we may be forced to take more drastic measures.

On May 26, 2014, the Incentive Program for Reduction of Water Consumption was expanded to the municipalities operated by Sabesp which compose by Piracicaba basins, Capivari and Jaguari rivers, located in the coverage area of the Cantareira System.

Likewise, consumers who reduce by, at least, 20% their monthly consumption will be entitled to bonus, compared to the average consumption of the twelve-month period, between February 2013 and January 2014. These consumers will receive 30% discount on their water and sewage bills. The participating municipalities are Bragança

Paulista, Joanópolis, Nazaré Paulista, Pinhalzinho, Piracaia, Vargem, Hortolândia, Itatiba, Jarinu, Monte Mor, Morungaba and Paulínia.

Such measure included residential, commercial, industrial and public customers and was valid for the bills issued as of June 2014, effective until December 2014.

  Bonus in stages

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

On October 22, 2014, ARSESP published the Resolution nº 514 which approved the bonus by consumption reduction levels according to SABESP's Incentive Program for Reduction of Water Consumption.

The bonus by consumption reduction levels during the effectiveness period of the Incentive Program for Reduction of Water Consumption will be:

(a) Thirty percent (30%) bonus for users whose monthly consumption decreased by at, least, twenty percent (20%) in relation to the average consumption of the period between February 2013 and January 2014.

(b) Twenty percent (20%) bonus for users whose monthly consumption exceeds or is equal to fifteen percent (15%) and lower than twenty percent (20%) in relation to the average consumption of the period between February 2013 and January 2014.

(c) Ten percent (10%) bonus for users whose monthly consumption exceeds or is equal to ten percent (10%) and lower than fifteen percent (15%) in relation to the average consumption of the period between February 2013 and January 2014.

The bonus by consumption reduction levels has been applied to all the municipalities that currently already receive such bonus over the water and sewage collected amounts.

The new levels of the Bonus Program adopted the consumptions after the November 1, 2014 as reference.

The bonus for the period between January and December 2014 totaled R$376,414.

  Bonus effectiveness is postponed

By means of Resolution 536 of December 18, 2014, ARSESP authorized the postponement of the Incentive Program for Reduction of Water Consumption’s effectiveness until the end of 2015 or until the reservoir levels are regularized, which occurs first.

See Note 31 (a), the event after the reporting period about the contingency tariff.

(b)    Reconciliation between gross operating income and net operating income:

	2014	2013

Revenue from water and sewage services	8,905,335	9,540,021
Construction revenue (Note 14 (c))	2,918,036	2,444,735
Sales tax	(610,155)	(669,189)
Net revenues	11,213,216	11,315,567

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

26          OperatingCostsandExpenses

	2014	2013
Operating costs
Salaries and payroll charges	1,494,147	1,348,933
Pension obligations	47,855	59,237
Construction costs (Note 14 (c))	2,855,516	2,394,487
General supplies	191,723	179,771
Treatment supplies	261,205	240,730
Outsourced services	856,960	786,515
Electricity	597,454	551,630
General expenses	404,367	444,663
Depreciation and amortization	926,372	810,297

	7,635,599	6,816,263

Selling expenses
Salaries and payroll charges	236,109	215,083
Pension obligations	6,225	8,470
General supplies	4,549	6,995
Outsourced services	252,628	208,943
Electricity	579	557
General expenses	86,590	82,470
Depreciation and amortization	10,339	10,721
Allowance for doubtful accounts, net of recoveries (Note 9 (c))	139,589	103,864

	736,608	637,103

Administrative expenses
Salaries and payroll charges	180,845	176,845
Pension plan	158,114	118,600
General supplies	5,861	6,700
Outsourced services	205,341	116,735
Electricity	1,032	694
General expenses	228,737	183,874
Depreciation and amortization	67,760	50,055
Tax expenses	76,669	75,614

	924,359	729,117

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2014	2013
Operating costs and expenses
Salaries and payroll charges	1,911,101	1,740,861
Pension plan	212,194	186,307
Construction costs (Note 14 (c))	2,855,516	2,394,487
General supplies	202,133	193,466
Treatment supplies	261,205	240,730
Outsourced services	1,314,929	1,112,193
Electricity	599,065	552,881
General expenses	719,694	711,007
Depreciation and amortization	1,004,471	871,073
Tax expenses	76,669	75,614
Allowance for doubtful accounts, net of recoveries (Note 9 (c))	139,589	103,864
	9,296,566	8,182,483

27           FinancialExpensesandIncome

	2014	2013
Financial expenses
Interest and charges on loans and financing – local currency (i)	(272,975)	(294,729)
Interest and charges on loans and financing – foreign currency (ii)	(92,180)	(84,648)
Other financial expenses (iii)	(104,060)	(62,882)
Income tax over international remittance	(14,334)	(10,662)
Inflation adjustment on loans and financing (iv)	(98,309)	(72,657)
Inflation adjustment on Sabesprev Mais deficit (v)	(1,169)	(1,334)
Other inflation adjustments (vi)	(10,597)	(5,731)
Interest and inflation adjustments on provisions (vii)	(118,669)	(70,267)
Total financial expenses	(712,293)	(602,910)

Financial income
Inflation adjustment gains (viii)	91,930	85,245
Income on short-term investments (ix)	202,898	151,106
Interest and other income (x)	127,904	149,759
Total financial income	422,732	386,110

Financial, net before foreign exchange changes	(289,561)	(216,800)

Net foreign exchange gains (losses)
Foreign exchange variation on loans and financing (xi)	(345,105)	(267,835)
Other foreign exchange changes	(625)	(6)
Foreign exchange gains	(575)	1,395
Foreign exchange changes, net	(346,305)	(266,446)

Financial, net	(635,866)	(483,246)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(i)      The variation in interest expenses related to local currency-denominated loans and financing decreased mainly due to higher capitalization of interest rates in 2014 over 2013.

(ii)    The increase in interest expense related to foreign currency-denominated loans and financing mainly reflects the increased balance of debt due to new funding.

(iii) Other financial expenses increased especially due to the start-up of two sewage treatment stations financed by means of leasing (Campo Limpo Paulista/Várzea Paulista and Campos do Jordão, respectively, in August 2013 and in March 2014), under CPC 20(R1), the interest paid are recognized as financial expense.

(iv)   The monetary variation derives from increase in the indexes defined in loan agreements, such as TR and IPCA, which were 0.9% and 6.4%, respectively, in 2014 (0.2% and 5.9%, respectively, in 2013). The exposures to these rates are shown in Note 5.1 (d).

(v)     The decrease derives from smaller balance of SABESP’s commitments in relation to the deficit of the Sabesprev Mais pension plan.

(vi)   Other monetary variation expenses are mainly adjustment to liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed by the IPC/FIPE and IPCA/IBGE of 5.2% and 6.4%, respectively, in 2014 and 3.9% and 5.9%, respectively, in 2013.

 (vii) The variation mainly derives from the update of customers and environmental lawsuits which are adjusted for inflation by the court of justice’s table, considering the consumer price index INPC/IBGE variation which stood at 6.3% in 2014 and 5.6% in 2013.

(viii) The monetary variations mainly derives from the update of escrow deposits which are adjusted for inflation by INPC/IBGE which recorded a variation of 6.3% in 2014, compared to 5.6% in 2013.

(ix)   The increase in financial investments was due to the Company that kept the amounts invested within a longer term than in 2013, and the market’s higher interest rates which positively impacted the income earned in 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(x)     The variation is mainly due to interest rates on agreements and installment payments.

(xi)   The increase in expenses mainly reflect the increase in the debt balance due to new funding. Additionally, in 2014 and 2013, the US dollar appreciated, with a variation of 13.4% and 14.6%, respectively.

28          OtherOperatingIncome(expenses),net

	2014	2013

Other net operating income, net (i)	109,329	57,382
Other operating expenses (ii)	(112,817)	(54,086)

Other net operating income (expenses)	(3,488)	3,296

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, and PURA projects and services.

(i)         Other operating income increased by R$51.9 million, chiefly due to: (a) higher application of fines to suppliers and service providers, totaling R$25.8 million; and (b) higher revenue obtained through the Rational Water Use Program (PURA), totaling R$20.9 million.

Other operating expenses consist mainly of write-off of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

(ii)       Other operating expenses increased by R$58.7 million, chiefly due to: (a) the provision for works and projects, totaling R$21.3 million; (b) provision for contractual allowance losses, due to agreement with the municipality of Diadema, totaling R$15.0 million; (c) write-off of obsolete assets, totaling R$11.4 million; and (d) provision for the write-off of hydrometers, totaling R$11.4 million.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

29          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of December 31, 2014 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	1,279,797	548,538	51,687	3,784,736	5,664,758
Contractual obligations - Investments	1,790,549	1,807,801	97,535	2,188,033	5,883,918
Total	3,070,346	2,356,339	149,222	5,972,769	11,548,676

The main commitment refers to São Lourenço PPP. See Note 14 (h).

30          Additional information on cashflows

	2014	2013

Total additions of intangible assets as (Note 14)	3,236,781	2,750,319

Items not affecting cash (see breakdown below)	(577,924)	(445,288)

Total additions to intangible assets as per statement of cash flows	2,658,857	2,305,031

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period(Note 14 (e))	278,265	205,012
Contractors	48,547	(4,887)
Program contract commitments	62,250	28,197
Public Private Partnership – PPP (Note 14 (h))	22,245	-
Leasing	104,097	166,718
Construction margin (Notes 14 (f) and 24)	62,520	50,248
Total	577,924	445,288

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

31           Events after the reportingperiod

(a)    Adoption of contingency tariff

On January 7, 2015, ARSESP published the Resolution nº 545, through which it authorizes the contingency tariff to the users whose monthly consumption exceeds the average seen in the period between February 2013 and January 2014, as follows:

(i)         40% addition over the tariff amount, applicable to the water consumption that exceed until 20% of average; or

(ii)       100% addition over the tariff amount, applicable to the water consumption that exceed more than 20% of average.

All the users are subject to the contingency tariff, including those with firm demand contracts, except for the following cases:

(i)         those with water monthly consumption lower than or equal to 10 m³; and

(ii)       hospitals, first-aid clinics, nursing homes, police stations, prisons, detention facilities and centers of Fundação CASA (social and educational treatment center for adolescents).

The contingency tariff will take effect for consumption measured as of the publication of Resolution until December 31, 2015 and shall only apply to the municipalities’ users:

(i)         where the regulation and inspection of sanitation services are the responsibility of ARSESP; and

(ii)       who have been included in the SABESP’s Incentive Program to Reduce Water Consumption.

(b)    Request for extraordinary revision

On March 6, 2015, the Company filed with ARSESP a request for extraordinary revision seeking the tariff re-balance, due to the drop of billed volume and increased electricity price resulting from the worsening of water crisis in 2014, as foreseen in the Technical Note RTS/01/2012 – Detailed Methodology for SABESP’s Tariff Revision Process- First Tariff Cycle. Until this report’s date of issue, the Company had not obtained approval from the regulatory body about this extraordinary revision.

(c)    Term of Agreement – Uncontroversial accounts receivable

On March 18, 2015, the Company, the São Paulo State government and the Water and Electricity Department - DAEE, and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement under the terms summarized herein below. See additional information in Note 10 (a), (vi).

On November 17, 2008, the Company, the São Paulo state government and the Water and Electricity Department, and the Sanitation and Energy Secretariat as intervening party, entered into the Third Amendment to the Term of Acknowledgment, Consolidation of Obligations, Commitment and Other Covenants aiming at adjusting the undisputed amount of debts relating to retirement and pension supplementary benefits referred to by São Paulo State Law no. 4,819 of August 26, 1958, paid by the Company and not reimbursed by the State.

In referred document, Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs were given as temporary and partial payment of total undisputed amount. However, up to date, it was not possible to transfer the reservoirs due to a lawsuit pending final and unappealable court decision. Therefore, the State, Sabesp and DAEE, by means of a Term of Agreement signed on March 18, 2015, agreed to replace the Reservoirs with the debt’s installment payment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The agreement’s current amount is R$1,012,310, R$696,283 referring to the principal amount (“Principal Amount”) and R$316,027 referring to the inflation adjustment of principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

a) The first 24 installments will be settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, TRPL4, totaling R$87,174, based on the share closing price as of March 17, 2015.

b) The amount of R$609,109 will be adjusted by IPCA (Extended Consumer Price Index) until the date when payments start and paid in cash, by means of other 156 monthly installments, beginning on April 5, 2017. When payment starts, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

Considering the lawsuit which objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

1) If transfer is possible and the Reservoirs are effectively transferred to Sabesp and registered at the notary’s office, Sabesp will reimburse to the State the amounts paid in replacement of Reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the payment date of each installment; and

2) If the transfer of Reservoirs is not possible, the State will pay to Sabesp, in addition to the Principal Amount, the inflation adjustment credit in 60 installments, starting these payments at the end of Principal Amount installment payment. The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2014.

São Paulo, March 26, 2015.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Jerson Kelman

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ Edson José Pinzan

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2014.

São Paulo, March 26, 2015.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Jerson Kelman

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ Edson José Pinzan

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL REPORT

The members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2014  and based on analysis conducted, additional clarifications rendered by Management and the Audit Committee, also considering the Report of Independent Registered Public Accounting Firm of Deloitte Touche Tohmatsu, dated March 26, 2015, concluded that these are fairly presented, reason that they recommend to be sent for approval at the Shareholders’ Meeting.

São Paulo, March 26, 2015.

HORÁCIO JOSÉ FERRAGINO

HUMBERTO MACEDO PUCCINELLI

JOSÉ ANTONIO XAVIER

RUI BRASIL ASSIS

ALEXANDRE LUIZ OLIVEIRA DE TOLEDO

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

AUDIT COMMITTEE’S SUMMARIZED ANNUAL REPORT - 2014

To the Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo

1.       PRESENTATION

The Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp is a statutory body created at the Board of Directors’ Meeting of June 26, 2006 and is composed of three independent members of the Board of Directors. Pursuant to the U.S. Securities and Exchange Commission – SEC, the Committee performs its duty as Sabesp’s Audit Committee, in conformity with provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory duties and defined in its Charter. The Committee’s responsibility is related to the review and monitoring, within its capacity of supervising the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, from independent auditors, internal audit, those in charge of risk management and internal controls and its own analyses deriving from its oversight and monitoring duties.

At the Annual Shareholders’ Meeting held on April 30, 2014, Messrs. Jerônimo Antunes, Reinaldo Guerreiro and Francisco Vidal Luna were re-elected as members of the Board of Directors and at the Board of Directors’ Meeting of May 14, 2014 they were reallocated as members of the Committee, and Mr. Jerônimo Antunes was also reallocated as expert member, as the Committee’s coordinator.

2.      ACTIVITIES PERFORMED IN THE PERIOD

In the period between March 28, 2014 and March 26, 2015, the Committee held 25 meetings. These meetings involved Sabesp’s officers, superintendents and managers. The minutes of the Committee’s meetings are handed over at the Board of Directors’ meetings, when the Committee’s Coordinator reports and points out to other Board members, when appropriate, the relevant issues identified in the Committee’s activities. The main activities performed were:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•         Review, approval and supervision of the Internal Audit’s work plan;

•         Approval of Fraud Risk Assessment work plan;

•         Monitoring of provisions and legal contingencies;

•         Monitoring of corporate risk management activities;

•         Monitoring of compliance activities;

•         Assessment and monitoring of Internal Controls efficacy;

•         Monitoring of verifications and complaints received via the Complaints Channel;

•         Supervision of independent auditor’s performance;

•         Monitoring of implementation of action plans, deriving from recommendations of Internal and Independent Auditors;

•         Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations implementation;

•         Monitoring of the reporting process of financial statements, in conformity with the applicable laws and the good corporate governance practices; and

•         Review of the Quarterly Financial Information, the Annual Management Report, the Financial Statements and the 20-F Form.

The Committee held four meetings jointly with Sabesp’s Fiscal Council to review the Quarterly Financial Information for the quarters ended March 31, June 30 and September 30, 2014 and the Financial Statements for the fiscal year ended December 31, 2014.

3.      RECOMMENDATIONS TO IMPROVE BUSINESSES PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for corrective actions in control processes and business management. The pending issues and related replies to corrective actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

4.      ASSESSMENT OF EFFECTIVE INTERNAL CONTROL SYSTEMS

The methodology adopted by Sabesp to analyze the internal controls is in conformity with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Sabesp’s Management is liable for designing and implementing internal control policies, processes and  practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all Sabesp’s areas, internal control procedures and practices and if they have been effectively applied.

Deloitte Touche Tohmatsu Auditores Independentes is the audit firm in charge of analyzing the financial statements and issue an opinion as to their preparation in conformity with the accounting practices adopted in Brazil. In addition, as a result of its review of internal controls in order to issue an opinion on the financial statements, the Independent Auditor issues a report of recommendations on the accounting practices and internal controls.

5.      ASSESSMENT OF EFFECTIVE INDEPENDENT AND INTERNAL AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements. Furthermore, the Committee did not identify situations which could affect the objectivity and independence of independent auditors and/or the autonomy of internal auditors.

The Audit Committee monitored the activities carried out by Internal and Independent Auditors, whether by means of periodic meetings, or review of reports issued. Accordingly, the Audit Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2014.

6.      EVALUATION AND QUALITY OF FINANCIAL STATEMENTS

Management is liable for defining and implementing the information systems which produce Sabesp’s financial statements, in compliance with the Brazilian corporation law, the accounting practices, the standards issued by the Brazilian Securities Exchange Commission – CVM and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB, and as listed at the NYSE, the compliance with the standards issued by SEC and the Sarbanes-Oxley Act.

The Audit Committee held meetings with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as included recommendations and other notes to internal controls and presentation of the financial statements.

The Audit Committee verified that the financial statements are appropriate in relation to the accounting practices and the Brazilian Corporation laws, as well as in relation to the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB and the standards issued by SEC and the Sarbanes-Oxley Act.

7.       CONCLUSION

During the conduction of its work, the Committee did not identify any situation, which could affect the objectivity and independence of Deloitte Touche Tohmatsu Auditores Independentes in relation to Sabesp. Therefore, pursuant to the Audit Committee’s charter, the Committee informs the Board of Directors and that it is not aware of any type of relationship between Deloitte Touche Tohmatsu Auditores Independentes and Sabesp that may have affected its independence when executing the independent auditing of the financial statements for the fiscal year ended December 31, 2014.

The Committee also states that it did not identify any relevant divergence between Sabesp’s Management, the Independent Registered Public Accounting Firm,  Deloitte Touche Tohmatsu and the Committee itself in relation to the financial statements for the fiscal year ended December 31, 2014.

The Committee’s opinions and judgments rely on information provided by Sabesp, particularly from Management, the Accounting and Legal Superintendence, Internal Audit and other oversight boards, besides its Independent Registered Public Accounting Firm (Deloitte Touche Tohmatsu Auditores Independentes). In this regard, the Committee considers that all relevant issues it took cognizance were fairly reported in the Financial Statements for the year ended December 31, 2014 accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited financial statements.

São Paulo, March 26, 2015.

Jerônimo Antunes Coordinator and Financial Expert	Reinaldo Guerreiro Member	Francisco Vidal Luna Member

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

CAPITAL BUDGET

Department of Planning and Regional Development of the State of São Paulo - SPDR

Cia. Saneamento Básico do Estado de São Paulo - SABESP
Chart III - Loan Structure - 2015
2015 Company Proposal (Budget Approved by Executive Board and Board of Directors)
						R$ mil
Sources Investments	LOAN OPERATION			OWN FUNDS	STATE TREASURY	TOTAL
	FINANCING
	FOREIGN	DOMESTIC	FOR.+DOM.
INVESTMENTS	342,772	506,178	848,950	1,512,249	1	2,361,200
Water Supply	141,781	329,917	471,698	1,046,205	1	1,517,904
Sewage Collection	98,892	154,528	253,420	333,854	0	587,274
Collected Sewage Treatment	102,099	21,733	123,832	132,190	0	256,022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 1, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.